09010293

SEC Mail Processing Section
APR 16 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 - K ARS

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number 000-50872

EUROBANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Commonwealth of Puerto Rico	**66-0608955**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

State Road PR-1, Km. 24.5, Quebrada Arenas Ward, San Juan, Puerto Rico 00926
(Address of principal executive offices, including zip code)

(787) 751-7340
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value
$0.01 per share

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]   Accelerated filer [ ]

Non- accelerated filer [ ]   Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes [ ] No [X]

As of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of Common Stock held by non-affiliates, based on the closing price of the Common Stock on the NASDAQ Global Select Market on such date, was approximately $27.9 million.

The number of shares outstanding of the issuer's Common Stock as of March 24, 2009 was 19,499,515 shares.

Documents Incorporated by Reference

Portions of the Company's Proxy Statement relating to the 2009 Annual Meeting of Stockholders, which will be filed within 120 days after December 31, 2008, are incorporated by reference into Part III, Items 10-14 of this Form 10-K.

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EUROBANCSHARES, INC.

INDEX

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PART I

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including our expectations, intentions, beliefs, or strategies regarding the future. Any statements in this document about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "will continue," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," and similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this document. All forward-looking statements concerning economic conditions, rates of growth, rates of income or values as may be included in this document are based on information available to us on the dates noted, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results may differ materially from those in such forward-looking statements due to fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which we conduct operations, including our plans, objectives, expectations and intentions and other risk factors, as detailed below.

Our business operations, financial condition and results of operations are subject to certain risks. For further information on these risks, see Item 1A – Risk Factors of this Annual Report on Form 10-K.

ITEM 1. Business.

Overview

EuroBancshares, Inc. (the "Company," "we," "us," "our," or " EuroBancshares" hereafter) is a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a broad array of financial services through our wholly-owned banking subsidiary, Eurobank, and our wholly-owned insurance agency subsidiary, EuroSeguros. As of December 31, 2008, we had, on a consolidated basis, total assets of $2.860 billion, net loans and leases of $1.742 billion, investment securities of $898.7 million, total deposits of $2.084 billion, and stockholders' equity of $156.6 million.

Eurobank is a full-service Puerto Rico commercial bank with 26 branch network. We believe our branches are located within a convenient drive of approximately 80% of the population of Puerto Rico. The Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Puerto Rico and the United States, including the acceptance of checking, savings and time deposits and the making of commercial and consumer loans, residential mortgage loans, real estate loans, lease financing, and other installment and term loans. Eurobank also offers trust and wealth management services. As a traditional commercial bank, Eurobank earns interest on loans, leases and investment securities that are funded by customer deposits, borrowings, retained earnings and equity. The difference between the interest received and the interest paid has historically comprised the majority of our earnings.

We are a relationship-driven financial services company focused on providing personalized banking services. We established our position in the small and middle market business community as a secondary alternative to our larger competitors, who we believed were under-serving the market. Today, we compete head to head with all Puerto Rico commercial banks for the primary banking relationships of these customers. Our personalized customer service and experienced and focused management team are at the core of our strategy. While we have grown in size, we remain focused on providing services with a personal touch. Additionally, we have sought to further develop our footprint throughout the entire island by opening branches along the main vehicular arteries that circle Puerto Rico.

Our niche is to provide one-on-one services to small and mid-sized commercial businesses in Puerto Rico. Most of these businesses are involved in service industries, wholesale and retail distribution, dairy farming, construction, manufacturing, transportation and professional services and have annual sales between $2.0 and $40.0 million. However, we also provide responsive customer service and convenient banking products to smaller companies with annual sales ranging from $500,000 to $2.0 million, consisting primarily of lawyers, healthcare providers, CPAs, engineers, small contractors and other professionals. While we do not mass market to the retail segment, we provide retail banking services to the owners and families of our targeted commercial and small business customers, their employees and individuals who reside or work near our branch offices. These customers are usually also depositors of Eurobank. We seek to provide all of our customers with quick, responsive service and foster a culture in which customers are valued and respected.

We target experienced real estate developers and provide them with acquisition, development, and construction loans. We place particular emphasis on single-family homes, townhouses, and walk-up developments throughout the Island. We also finance commercial real estate development and construction projects, particularly if they are owner-occupied, ideally limiting our maximum credit exposure between $7.5 million and $10.0 million for these types of credits. Under the tradename "EuroMortgage," we support these activities by providing financing to the purchasers of these real estate units. In addition, through a staff of salespeople, today we also provide mortgages to our branch customers and the general public. On a selective basis, we provide financing to owner-occupied properties and, to a lesser extent, to income producing properties.

Under the tradename "EuroLease," we provide open-end lease financing to which the lessee is responsible for the residual value, if any, of the leased asset. This short- to medium-term fixed rate financing blends well with our primarily floating rate commercial loan portfolio.

It is our objective to leverage our relationships with our primary customers by cross-selling a complete array of banking products and services directly or through third-party providers. Through our trust and wealth management department and EuroSeguros, we seek to assist our customers with a full array of wealth management products and services.

Our Strategic Plan

Our primary business objectives are to enhance our profitability and to establish Eurobank as the premier small and middle market commercial bank in Puerto Rico. Our core customers are small and mid-sized businesses, real estate development companies and the owners, executives and employees of these businesses. We specifically target customers who want to deal directly with people they know and trust. As convenience remains an overriding factor in customer choice, we have continued to establish de novo branches throughout the island to provide such convenience, and at the same time we have continued to enhance our technology platform.

We have developed a strategy that focuses on providing superior service through highly qualified and relationship-oriented employees who are committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base and improve profitability. The key elements of our strategy are:

- *Focus on Our Targeted Customers.* We focus our time and resources on the following types of customers: small and mid-sized businesses, real estate development companies and the owners, executives and employees of these businesses. In this regard, we seek to leverage our business banking relationships by cross-selling to the personal financial needs of these business owners, executives and employees.

- *Provide Superior and Convenient Service to Our Customers.* We strive to provide superior customer service through convenient access to Eurobank's branches and personalized relationship banking. We have 26 branch offices strategically located within a convenient drive of approximately 80% of the island's population. Under our business model, we provide each commercial customer with its own relationship manager for all its banking needs. These relationship managers and our executive management team regularly visit customers at their places of business.

- *Hire and Retain Well-Trained and Qualified Employees.* We are continuing to grow our franchise by providing superior customer service through committed, qualified and relationship-oriented employees. We seek to hire experienced and qualified employees that prefer our relationship banking approach. These employees are specifically incited through our compensation program to leverage our commercial relationships by cross-selling our products and services to the owners, executives and employees of our business customers.

- *Use the Lease Financing Business to Mitigate Interest Rate Risk.* We use our lease financing business to mitigate our interest rate risk by offsetting the variable rate nature of our commercial loan portfolio with a short- to medium-term fixed rate product.

- *De Novo Branching and Acquisitions.* We seek to increase our presence throughout the island through selective acquisitions and the opening of de novo branches in attractive locations. Our de novo expansion outside of the San Juan metropolitan market has followed Puerto Rico's primary traffic arteries to areas that have been growing.

- *Maximize Growth of our International Banking Entities (IBE).* Because EBS Overseas, Eurobank's IBE subsidiary, and EBS International Bank, a division of Eurobank, are generally not subject to federal or Puerto Rico income tax, we will seek to maximize the growth of these IBEs as interest rates and applicable law permit.

Our De Novo Branch and Acquisition Strategy

Our growth strategy is concentrated on increasing our banking presence throughout the island of Puerto Rico. Our expansion has been the result of internal growth, acquisitions and the opening of de novo branch offices. Consistent with our operating philosophy and growth strategy, we regularly evaluate opportunities to acquire other banks or bank branches, expand our market coverage and share through de novo branching and enhance our product and service offerings. Eurobank's expansion out of the San Juan metropolitan area has followed Puerto Rico's primary traffic arteries to new locations poised for growth. We believe that the Puerto Rico banking environment, which is dominated by large banks, has afforded us a continuing opportunity to gain new customer relationships and to expand existing relationships. The growth in our branch network has expanded our presence throughout the Island and increased our customer base. Each branch now has the ability to sell not only traditional products such as commercial credit, leasing, construction, mortgages, consumer credit and personal secured loans, but also to cross-sell our entire product line, including insurance through EuroSeguros, and investment products through our trust department account representatives.

De Novo Branches

Between 2006 and 2008, we opened four new banking offices in Fajardo, Cayey, Cabo Rojo and Eurobank Plaza, located at our new headquarters. In July 2007, we closed the branch located at Luquillo, Puerto Rico. Our branches are located along the major vehicular arteries that encircle the Island, within a convenient drive of approximately 80% of the population of Puerto Rico.

Products and Services

Eurobank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Puerto Rico, including the acceptance of checking, savings and time deposits and the making of commercial and consumer loans, mortgage loans, real estate loans, lease financing, and other installment and term loans. Eurobank also offers trust and wealth management services. We provide our customers with internet banking, electronic funds transfers through ACH services, cash management, vault services, and loan and deposit sweep accounts. While we offer a wide variety of financial services to our customers, our primary products and services are grouped in the following categories: commercial banking, leasing ("EuroLease"), mortgage banking ("EuroMortgage"), and trust and wealth management. In addition, we provide automobile, property and casualty, credit life, and guaranteed auto protection insurance to customers in our market area through our other wholly-owned subsidiary, EuroSeguros. The following provides a summary description of our core products and services:

Commercial Banking

Eurobank markets commercial banking products and services primarily to small and mid-sized businesses located in Puerto Rico. Commercial banking products and services offered include commercial loans, residential construction loans and, to a lesser extent, consumer credit and personal secured loans, as well as a broad range of deposit products and other non-deposit banking services, including internet banking and cash management services tailored to meet the needs of these businesses.

While we market a wide range of commercial banking products and services, emphasis is placed on our loan products. Each commercial lending branch has senior management, who exercise substantial authority over credit presentation and pricing initiatives, subject to centralized loan approvals for all credits. This centralized approval process provides credit control, while the continuity of service by the same staff members enables us to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs. We believe that our emphasis on local relationship banking, together with a conservative approach to lending, are important factors in our success and growth.

We centralize most credit and support functions in order to achieve credit quality consistency and cost efficiencies in the delivery of products and services by each banking office. The central office provides services such as data processing, bookkeeping, accounting, treasury management, credit approval, loan review, compliance, risk management and internal auditing to enhance our delivery of quality service. We also provide overall direction in the areas of credit policy and administration, strategic planning, marketing, investment portfolio management and other financial and administrative services. The branch offices work closely with our central office to develop new products and services needed by our customers and to introduce enhancements to existing products and services.

Commercial and Construction Loans

In the commercial banking area, Eurobank focuses on providing commercial and construction loans to local businesses. These businesses generally have annual sales ranging from $2.0 million to $40.0 million and financing requirements between $1.0 million and $10.0 million.

At December 31, 2008, commercial loans totaled $1.115 billion, or 62.55% of our gross loan and lease portfolio, which included $851.5 million in commercial loans secured by real estate, some or which were granted with loan-to-values exceeding 100% and additional forms of collateral or guaranties were obtained. Commercial loans include lines of credit and commercial term loans to finance operations and to provide working capital for specific purposes, such as to finance the purchase of assets, equipment or inventory. Since a borrower's cash flow from operations is generally the primary source of repayment, our analysis of the credit risk focuses heavily on the borrower's debt repayment capacity.

Lines of credit are extended to businesses based on the financial strength and integrity of the borrower, generally have a maturity of one year or less, and can be secured or unsecured. Secured lines of credit are primarily collateralized by real estate, accounts receivable and inventory. Such lines of credit bear an interest rate that floats with our base rate, the prime rate, LIBOR or another established index.

Commercial term loans are typically made to finance the acquisition of fixed assets, provide permanent working capital or to finance the purchase of businesses. Commercial term loans generally have terms from one to five years. They may be collateralized by the asset being acquired or other available assets and bear interest rates that either float with Eurobank's base rate, prime rate, LIBOR or another established index or is fixed for the term of the loan.

At December 31, 2008, construction loans totaled $220.6 million, or 12.38% of our gross loan and lease portfolio. We did not make any new construction loans during year 2008. We have sought to market our construction loans to experienced developers who develop residential units throughout the island and whose peak maximum credit needs for a particular project generally are between $7.5 million and $10.0 million. Construction loans granted generally have terms of 18 months, with options to extend for additional periods to complete construction and sale of the units. We have usually require a 20.0% equity capital investment by the developer and loan-to-value ratios of not more than 80.0% of anticipated completion value.

Over the last four years, our commercial and construction loans have grown 14.15% on a compounded basis. The following table shows end of period balances of commercial and construction loans for the periods indicated below:

As of December 31,				
2008	**2007**	**2006**	**2005**	**2004**
		(In thousands)		
$1,335,404	$1,298,183	$1,160,308	$967,049	$786,438

Our portfolio of commercial and construction loans is subject to certain risks, including: (1) further downturn in the Puerto Rico economy; (2) interest rate fluctuations; (3) the deterioration of a borrower's or guarantor's financial capabilities; and (4) environmental risks, including natural disasters. We attempt to reduce the exposure to such risks through: (1) reviewing each loan request and renewal individually; (2) utilizing a centralized approval system for all unsecured and secured loans; (3) strictly adhering to written loan policies; and (4) conducting an independent credit review. In addition, loans based on short-term asset values are monitored on a monthly or quarterly basis. In general, we receive and review financial statements of borrowing customers on an ongoing basis during the term of the relationship and respond to any deterioration noted.

Consumer Loans

Although Eurobank focuses on marketing commercial loans to local businesses, it also provides consumer credit and personal secured loans to the owners and employees of these businesses. At December 31, 2008, consumer loans totaled $51.9 million, or 2.91% of our gross loan and lease portfolio, which included a boat financing portfolio of $30.3 million and $2.4 million in consumer loans secured by real estate. Our consumer loan portfolio is subject to certain risks, including: (1) further downturn in the Puerto Rico economy; (2) amount of credit offered to consumers in the market; (3) interest rate fluctuations; and (3) consumer bankruptcy laws which allow consumers to discharge certain debts. We attempt to reduce the exposure to such risks through the direct approval of all consumer loans by: (1) reviewing each loan request and renewal individually; (2) utilizing a centralized approval system for all loans; (3) strictly adhering to written credit policies; and (4) conducting an independent credit review.

Leasing Activities

We entered the leasing business in order to assist us in managing our interest rate risk. We determined that a short- to medium-term fixed rate product, such as lease financings, was needed to mitigate our interest rate risk resulting from our high volume of variable rate commercial loans.

Under the tradename "EuroLease," Eurobank offers open-ended leases pursuant to which the lessee is responsible for the residual value of the leased unit. At December 31, 2008, we held $267.3 million in leases, representing 15.00% of our gross loan and lease portfolio. During 2008, approximately 98.12% of all originations were automobile leases. The remaining originations were primarily medical equipment and construction equipment leases. While the granting of leases is governed by many aspects of our general credit policies and procedures, due to the nature of the exposure, additional specific parameters are applied to leases. Our automobile leasing is done by way of finance leases, where the lessee is responsible for any residual at the end of the lease term. Practically all automobile leasing in Puerto Rico is done in this manner and the large majority of banks compete in this market. Although we believe that the risk in this product is generally higher than commercial lending, we believe the higher risks are acceptable due to the obligation of the lessee for the residual value and the numerous risk mitigation parameters that we utilize in the credit underwriting process. All lease requests are reviewed by our credit department and are subjected to numerous credit tests. There are varying levels of credit approval authority within the department, although none is as high as the approval authority of the top credit leasing officer, who has the authority to approve aggregate credit extensions of up to $125,000 to any one borrower. We apply the same "total to one borrower" concept in the commercial lending area as well. Additional risk mitigation is practiced through a series of parameters and controls, which include but are not limited to, minimum down payments on new vehicle leases, maximum amounts on residuals, maximum terms, obligatory insurance, minimum income parameters, maximum debt service-to-income parameters, certain credit history parameters and employment history parameters.

On a monthly basis, we review the existing lease portfolio to determine the repayment performance of borrowers displaying subprime lending characteristics. This analysis contemplates the segregation of the lease portfolio in two different categories, subprime and prime, based on the characteristics of each borrower. The review includes the segregation of the monthly delinquency report into these categories to compare the percentage of the outstanding balance for each category in different delinquent stratas. For 2008, the analysis revealed there was a similar repayment performance for both categories. This review enables us to have a better monitoring system and control subprime borrowers in an attempt to reduce risk of repossessions and future losses.

During 2008, approximately 64.65% of our new automobile leases were financed on a no residual value basis because the automobiles would be transferred to the lessee at the end of the lease term. For those that do have a residual value, the lessee is contractually responsible for the full residual amount at the end of the lease term. We do not have the risk of fluctuations in automobile values relative to residual value. Instead, our risk is a credit risk regarding whether the lessee will perform on its obligation to purchase the automobile at the end of the contract at residual value. In addition, in some instances EuroLease will refinance the automobile purchased at the residual value.

New automobile leases are offered for terms of up to 72 months. Leases with terms of 72 months will be financed based on no residual value. Lessees may also choose a 60-month lease term, in which case we offer financing with a maximum of a 35% residual value. This higher residual value product is usually offered mostly on high-end European and Japanese automobiles based on historical used automobile resale values.

Under current Puerto Rican law, the lessee is deemed to be the title holder of a leased automobile and therefore is responsible for all tort liability associated with the operation and possession of the automobile.

We have developed procedures designed to facilitate our lease financing business. Our account executives generate the leases at the automobile dealer level. We are selective with respect to our customers, and are aided in this selection by referrals from the automobile dealers. We also market this service to our targeted customers. While most of our leases are for automobiles, in some cases we have been willing to provide equipment lease financing for our commercial customers.

We believe the collection process is an integral component to a successful leasing business. Our collection efforts with respect to leases start 10 days after the due date of each lease payment. A collections staff of ten internal collectors and ten outside collectors is managed by a Collections Department Head, one Collections Manager and two supervisors. To reinforce outside collectors, additional resources are obtained by hiring external collection agencies that provide support on certain accounts. Our internal collectors are responsible for all efforts to collect on leases under 30 days past due. If a customer cannot be reached by phone, the account is then assigned to the outside collector's staff. When the account reaches 60 days past due, repossession efforts are started. If a customer does not deliver the automobile voluntarily, the case is referred to our outside collections lawyers. Most of our repossessions are voluntary. Court proceedings for repossession take approximately 60 days. Once repossessed, vehicles and equipment are initially recorded at the lower of net realizable value or book value at the date of repossession, establishing a new cost basis. Any resulting loss is charged to the allowance for loan and lease losses. A valuation of repossessed assets is made quarterly after its repossession. Additional declines in value after repossession, if any, are charged to current operations. Gains or losses on disposition of repossessed assets and related maintenance expenses are included in current operations.

The following table sets forth the dollar volume of leases originated by Eurobank and the end of period balances of leases for the periods indicated below:

	As of or for the Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
			(In thousands)		
Originations	$70,689	$122,909	$147,352	$230,985	$257,808
End of period balance	$267,325	$385,390	$443,311	$487,863	$459,251

We seek to avoid an excess concentration of leases as a percentage of interest-earning assets. From time to time, we sell lease financing contracts on a limited recourse basis to other financial institutions and, typically, we retain the right to service the leases we sell. During 2008, we sold approximately $37.7 million in leases. There was no sale of lease financing contracts during 2007 and 2006.

Mortgage Banking

Under the tradename "EuroMortgage," Eurobank offers Federal National Mortgage Association, or FNMA, Veterans Affairs, or VA, and Federal Housing Administration, or FHA, and Freddie Mac loans, as well as conforming and non-conforming mortgage loans. We are an approved seller/servicer for Freddie Mac. Eurobank has continued to make inroads in the market by providing for the efficient and expeditious turnaround of new loan applications and by establishing certain strategic relationships that allow access to secondary mortgage markets on a best price basis. At December 31, 2008, residential mortgage loans, excluding loans held for sale, totaled $125.6 million, representing 7.04% of our gross loan and lease portfolio.

Our targeted market for mortgage banking is the financing of primary residential properties on the Island. We also provide mortgage banking services to our retail customers and to the owners, executives and employees of our targeted commercial customers. In addition, our salespeople engage in marketing and direct selling efforts to the general community and the units financed by our construction lending department. Almost all mortgages originated by Eurobank are fixed-rate mortgages with a maximum term of 30 years. Part of the mortgage loans we originate are sold to other financial institutions with servicing released. We have been authorized by Freddie Mac to create mortgage loan pools to be sold in the secondary market. However, as of December 31, 2008, we had not created any such pool. It is our intention to create such pools in the future.

The following table sets forth the dollar volume of residential mortgage originations by Eurobank and the end of period balances of residential mortgages for the periods indicated below:

	As of or for the Year Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
			(In thousands)		
Originations	$49,682	$56,975	$55,097	$21,112	$28,028
End of period balance	$125,557	$106,947	$76,277	$44,841	$51,730

Our portfolio of mortgage loans is subject to certain risks, including: (1) further downturn in the Puerto Rico economy, which could further affect real estate values; (2) interest rate increase; (3) the deterioration of a borrower's or guarantor's financial capabilities; and (4) environmental risks, including natural disasters. We attempt to reduce the exposure to such risks through: (1) reviewing each loan request and renewal individually; (2) utilizing a centralized approval system for all loans; (3) strictly adhering to written loan policies; and (4) conducting an independent credit review.

The Company is in process of establishing a Loss Mitigation Program designed to address mortgage borrowers with 90 days or more past due. Policies and procedures have been included in the program to help borrowers in default to retain home ownership, reduce foreclosure referrals and minimize the real estate owned portfolio. The program is offered to borrowers who have stabilized, surplus income which, while not sufficient to sustain the original loan and repay arrearage, is sufficient to support the monthly payment under the modified rate and/or term. A similar program is in process of development and implementation for the lease portfolio.

Trust and Wealth Management

Our Trust and Wealth Management Group, a division of Eurobank, was established to develop and cross-sell services related to the administration of retirement benefits plans, personal and corporate trust and wealth management services to the owners, executives and employees of our customer base. As of December 31, 2008, Eurobank had approximately $206.1 million in trust assets under management.

We offer a full array of investment products and services guided by an experienced and specialized team focused on serving our customers' financial needs. This service is part of our strategy of creating financial centers in which each customer may access a variety of integrated financial products and services. Investment products are offered through an association with National Financial Services, LLC, a registered broker-dealer. Our services include financial planning, estate planning, settlement, and investment management services to individuals and corporate customers. During 2008, 2007 and 2006, we traded approximately $45.2 million, $37.3 million and $17.4 million, respectively, in investment securities for our customers.

Insurance

EuroSeguros primarily offers automobile, title, life, property and casualty, and guaranteed auto protection insurance to customers in our market area. Also, it offers credit life insurance for credit cards, residential mortgage and personal loans. EuroSeguros represents several insurance companies in Puerto Rico and is licensed and regulated by the Office of the Commissioner of Insurance of Puerto Rico.

EuroSeguros' goal for the year 2009 is to continue working closely with Eurobank's mortgage customers, leasing customers and branch professionals, while continuing to enhance personalized service to all of these customers.

International Banking Entities

We operate EBS Overseas, Inc., an IBE subsidiary of Eurobank. We also have an IBE that operates as a division of Eurobank under the name EBS International Bank. This IBE was acquired under the name of BT International in connection with the acquisition of BankTrust and changed to EBS International Bank on September 27, 2005. We have continued to operate EBS International Bank as a division of Eurobank and do not have immediate plans to transfer its assets to EBS Overseas, Inc.

IBEs are limited under the IBE Act with respect to the types of activities they can undertake. In general, IBEs may accept deposits or borrow money from other IBEs and from "foreign persons." For purposes of the IBE Act, a "foreign person" is defined as anyone who is not a resident of Puerto Rico. IBEs are also permitted to engage in any activity that is financial in nature outside of Puerto Rico that is permissible for a bank holding company or a foreign office or subsidiary of a United States bank under applicable United States law. Typically, we borrow funds in the United States in the form of repurchase obligations or broker deposits (considered foreign under the IBE Act) and invest those funds primarily in U.S. Government Sponsored Agencies and obligations issued by U.S. Corporations, Mortgage Back Securities issued or guaranteed by U.S. Government Agencies, United States Treasury Obligations, U.S. Government Agencies Obligations, or U.S. Government Sponsored Agencies Obligations. The income earned from this activity is tax exempt. For more information regarding the regulation of IBEs, see the section of this Annual Report on Form 10-K captioned "Supervision and Regulation — International Banking Center Regulatory Act."

EBS Overseas, Inc. is authorized to invest in notes and bonds issued by the U.S. government, the Commonwealth of Puerto Rico, other foreign governments and their agencies, and U.S. and foreign corporations. As of December 31, 2008, EBS Overseas' investment portfolio consisted of the following: $560.0 million, or 67.71%, in mortgage-backed securities issued or guaranteed by government or government sponsored agencies, $23.7 million, or 2.86%, in U.S. government agency obligations, $235.5 million, or 28.48%, in mortgage-backed securities issued by U.S. corporations, $1.9 million, or 0.23%, in Puerto Rico Public Authorities, and $5.9 million, or 0.72%, in other debt securities.

We have structured EBS Overseas' investment portfolio in an effort to improve our net interest margin in the future. The maturities on debt obligations in EBS Overseas' investment portfolio range from 5 to 7 years with an estimated average maturity as of December 31, 2008 of 4.7 years. Except for approximately $4.5 million in a hybrid annual, one year LIBOR adjustable rate, mortgage-backed security with an original estimated average maturity of 11.0 years, the original estimated average maturities of mortgage-backed securities in the portfolio range from 2.3 to 7.4 years, with an average maturity as of December 31, 2008 of approximately 6.2 years.

As of December 31, 2008, EBS Overseas had total assets of approximately $855.3 million, repurchase obligations of approximately $316.3 million, borrowings from EBS International Bank of approximately $479.8 million and stockholders' equity of approximately $57.5 million. Further, as of December 31, 2008, EBS International Bank had total assets of approximately $556.9 million, deposits of approximately $309.5 million, and repurchase agreements of approximately $240.2 million.

Eurobank Statutory Trust I and II

On November 11, 2001, Eurobank Statutory Trust I, a special purpose statutory trust subsidiary of EuroBancshares, was formed for the purpose of issuing $25.0 million in trust preferred securities, which were issued on December 18, 2001 with a liquidation amount of $1,000 per security, with option to redeem beginning in five years from the date of issuance. In an effort to improve our net interest margin, on December 18, 2006, these trust preferred securities were redeemed, resulting in the write-off of approximately $626,000 in unamortized placement costs.

On December 10, 2002, Eurobank Statutory Trust II, a special purpose statutory trust subsidiary of EuroBancshares was formed for the purpose of issuing $20.0 million in trust preferred securities, which were issued on December 19, 2002.

On March 1, 2005 the Federal Reserve Board adopted the final rule that allows the continued limited inclusion of trust-preferred securities in the Tier 1 capital of bank holding companies (BHCs). Under the final rule, trust preferred securities and other restricted core capital elements are subject to stricter quantitative limits. The Federal Reserve Board's final rule limits restricted core capital elements to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits.

For more detail on notes payable to statutory trusts please refer to *"Note 16 – Note Payable to Statutory Trust"* to our consolidated financial statements.

Market

We consider our primary market area to be the island of Puerto Rico. We serve this market through our main office and branches in the greater metropolitan area of San Juan and our branches strategically located within a convenient drive of approximately 80% of the island's population. Puerto Rico is the fourth largest of the Caribbean Islands and is located approximately 1,100 miles southeast of Miami. It is approximately 100 miles long and 35 miles wide.

Puerto Rico came under United States sovereignty in 1898 and obtained commonwealth status in 1952. Puerto Ricans have been citizens of the United States since 1917. The United States and Puerto Rico share a common defense, market and currency. The Commonwealth of Puerto Rico exercises virtually the same control over its internal affairs as do the fifty states. Most federal taxes, except those such as Social Security taxes which are imposed by mutual consent, are not levied in Puerto Rico. No federal income tax is collected from Puerto Rico residents on income earned in Puerto Rico, except for certain federal employees who are subject to taxes on their salaries. According to the United States Census Bureau, the population of Puerto Rico was 3.8 million in 2000, compared to 3.5 million in 1990. As of July 2008, the population of Puerto Rico was estimated at 4.0 million, of which approximately one third lives within the San Juan metropolitan area.

The economy of Puerto Rico is closely linked to that of the United States. As such, factors affecting the United States economy usually have a significant impact on the performance of the Puerto Rico economy. These include exports, direct investment, the amount of federal transfer payments, the level of interest rates, the level of oil prices, and the rate of inflation and tourist expenditures. For more information relating to the risks surrounding our economic environment see the section captioned *"Risks Relating to the Economic Environment"* in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations of this Annual Report on Form 10-K.

The dominant sectors of the Puerto Rico economy are manufacturing and services. The manufacturing sector has undergone fundamental changes over the years as a result of increased emphasis on higher wages, high technology industries, such as pharmaceuticals, biotechnology, electronics, computers, microprocessors, professional and scientific instruments and certain high technology machinery and equipment. The services sector, including finance, insurance, real estate, wholesale and retail trade and tourism, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. The other material sectors of the Puerto Rican economy include government, transportation and agriculture.

As of December 31, 2008, there were 13 FDIC-insured commercial bank and trust companies operating in Puerto Rico. Total assets of these institutions as of December 31, 2008 were $96.1 billion. As of December 31, 2008, there were 34 International Banking Entities operating in Puerto Rico licensed to conduct offshore banking transactions, with total assets of $63.8 billion. As of December 31, 2008, Eurobank held 3.22% of the deposits held by FDIC insured financial institutions in Puerto Rico.

Environmental Compliance

In addition to our obligations under environmental laws with respect to property that we own, there are several federal and state statutes that govern the rights and obligations of financial institutions with respect to environmental issues. In addition to being directly liable under these statutes for its own conduct, a financial institution may also be held liable under certain circumstances for the actions of borrowers or other third parties on property that collateralizes a loan held by the institution. This potential liability may far exceed the original amount of the loan made by the financial institution, which is secured by the property. Currently, we are not a party to any legal proceedings involving potential liability under applicable environmental laws.

Employees

We had approximately 477 full-time equivalent employees as of December 31, 2008. Our future success will depend in part on our ability to attract, retain and motivate highly qualified management and other personnel. We provide health, life and disability coverage for our employees and make contributions on behalf of eligible employees under a plan intended to qualify as a simplified employee pension plan under the Puerto Rico Internal Revenue Code. Our employees are not represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relationship with our employees to be good.

Available Information

Our Internet website address is www.eurobankpr.com. We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission. You may also read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the SEC's Public Reference Room by calling at 1-800-SEC-0220. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. However, the information found on our website is not part of this or any other report.

SUPERVISION AND REGULATION

This following is a summary description of the relevant laws, rules and regulations governing banks and bank and financial holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

General

The supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company stockholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violations of laws and regulations.

Legislation is from time to time introduced in Congress and Puerto Rico's legislature, including proposals to overhaul the bank regulatory system, expand the powers of depository institutions and limit the investments that depository institutions may make with insured funds. Such legislation may change applicable statutes and the operating environment of EuroBancshares and Eurobank in substantial and unpredictable ways. We cannot determine the ultimate effect that future legislation or implementing regulations would have upon the financial condition and results of operations of EuroBancshares or Eurobank, or any of their subsidiaries.

On March 13, 2007, EuroBancshares' subsidiary bank, Eurobank, entered into a Stipulation and Consent Order with the FDIC agreeing to the issuance of a Cease and Desist Order. The order was based upon examination results which indicated that the Bank's Bank Secrecy Act/Anti-Money Laundering Program was not fully in compliance with the requirements of the BSA laws, regulations, and guidance. For additional information, see the section of this report captioned *"Anti-Terrorism Legislation"* on page 14.

EuroBancshares

EuroBancshares is a financial holding company registered under the Bank Holding Company Act, and is subject to supervision, regulation and examination by the Federal Reserve Board. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Regulatory Restrictions on Dividends; Source of Strength

EuroBancshares is regarded as a legal entity separate and distinct from its other subsidiaries. The principal source of our revenue is dividends received from Eurobank. Various federal and state statutory provisions limit the amount of dividends Eurobank can pay to EuroBancshares without regulatory approval. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

In the event of a bank holding company's bankruptcy under Chapter 11 of the United States Bankruptcy Code, the trustee will be deemed to have assumed, and is required to cure immediately, any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Activities "Closely Related" to Banking

The Bank Holding Company Act prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. These activities include, among other things, numerous services and functions performed in connection with lending, investing, and financial counseling and tax planning. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve Board is also empowered to differentiate between activities commenced *de novo* and activities commenced through acquisition of a going concern.

Gramm-Leach Bliley Act; Financial Holding Companies

EuroBancshares is a financial holding company under the Gramm-Leach-Bliley Financial Modernization Act of 1999.

Under the Gramm-Leach-Bliley Act, in order to elect and retain financial holding company status, all depository institution subsidiaries of a bank holding company must be well capitalized, well managed, and, except in limited circumstances, be in satisfactory compliance with the Community Reinvestment Act ("CRA"). Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company.

The Gramm-Leach-Bliley Act specifically provides that the following activities have been determined to be "financial in nature:" lending, trust and other banking activities; insurance activities; financial or economic advisory services; securitization of assets; securities underwriting and dealing; existing bank holding company domestic activities; existing bank holding company foreign activities and merchant banking activities. In addition, the Gramm-Leach-Bliley Act specifically gives the Federal Reserve Board the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, but requires consultation with the United States Treasury Department, and gives the Federal Reserve Board authority to allow a financial holding company to engage in any activity that is "complementary" to a financial activity and does not "pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

Privacy Policies

Under the Gramm-Leach-Bliley Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties and establish procedures and practices to protect customer data from unauthorized access. EuroBancshares and its subsidiaries have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act.

Safe and Sound Banking Practices

Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1 million for each day the activity continues.

Annual Reporting; Examinations

We are required to file annual reports with the Federal Reserve Board, and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act. The Federal Reserve Board may examine a bank holding company or any of its subsidiaries, and charge the company for the cost of such the examination.

Capital Adequacy Requirements

The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of certain large bank holding companies. Prior to March 30, 2006, these capital guidelines were applicable to all bank holding companies having $150 million or more in assets on a consolidated basis. However, effective March 30, 2006, the Federal Reserve Board amended the asset size threshold to $500 million for purposes of determining whether a bank holding company is subject to the capital adequacy guidelines. EuroBancshares currently has consolidated assets in excess of $500 million and is therefore subject to the Federal Reserve Board's capital adequacy guidelines.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered "well-capitalized," a bank holding company must maintain, on a consolidated basis, (i) a Tier 1 risk-based capital ratio of at least 6.0%, and (ii) a total risk-based capital ratio of 10.0% or greater. As of December 31, 2008, our Tier 1 risk-based capital ratio was 8.99% and its total risk-based capital ratio was 10.25%. Thus, EuroBancshares is considered "well-capitalized" for regulatory purposes.

In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. To be considered "well-capitalized," a bank holding company must maintain a leverage ratio of at least 5.0%. As of December 31, 2008, our leverage ratio was 6.55%.

The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries

Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all, or substantially all, of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common stock of the company, or otherwise obtaining control or a "controlling influence" over the company.

Cross-guarantees

Under the Federal Deposit Insurance Act, or FDIA, a depository institution (which definition includes both banks and savings associations), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank's cross-guarantee liability with respect to commonly controlled insured depository institutions. Eurobank is currently the only FDIC-insured depository institution subsidiary of EuroBancshares.

Because EuroBancshares is a legal entity separate and distinct from Eurobank, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of Eurobank, the claims of depositors and other general or subordinated creditors of Eurobank would be entitled to a priority of payment over the claims of holders of any obligation of Eurobank to its shareholders, including any depository institution holding company (such as EuroBancshares) or any shareholder or creditor of such holding company.

Anti-Money Laundering Initiatives and the USA Patriot Act

A major focus of governmental policy on financial institutions this decade has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued a number of regulations that apply various requirements of the USA Patriot Act to financial institutions such as the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

As previously mentioned, on March 13, 2007, Eurobank, the wholly-owned banking subsidiary of EuroBancshares, Inc., and the Board of Directors of Eurobank executed and entered into, without admitting or denying the allegations, a Stipulation and Consent Order (the "Stipulation") with the FDIC agreeing to the issuance of a Cease and Desist Order (the "Order"). The order, which was issued by the FDIC on March 15, 2007, was based upon the findings of a joint examination of the Bank by the FDIC and the Commonwealth of Puerto Rico Office of the Commissioner of Financial Institutions. There were no fines or civil money penalties imposed on the Bank in connection with the examination findings. The joint examination was concluded in October 2006, and the Bank signed the Stipulation on March 13, 2007.

The findings set out in the joint Report of Examination concluded that the Bank Secrecy Act/Anti-Money Laundering Program ("BSA Program") at the Bank was deficient based upon allegations of inadequate training for bank personnel, an inadequate system of independent testing for Bank Secrecy Act compliance, failure to comply with certain recordkeeping requirements, and failure to comply completely with the rules of the Office of Foreign Assets Control. The Order contains several Articles, each addressing a separate issue concerning the BSA Program and its operation. The Order lays out the specific steps the Bank needs to take in order to bring the BSA Program back into compliance with the laws and regulations, including, among others, requirements that the Bank: (i) perform a new risk assessment of the Bank's operations; (ii) adopt and implement new procedures for customer due diligence; (iii) amend its policies and procedures for identifying and monitoring high-risk accounts; (iv) amend its procedures for monitoring currency transactions and wire transfers; (v) amend its policies and procedures for detecting and reporting suspicious activity; (vi) strengthen its Customer Identification Program procedures; and (vii) ensure that it has the necessary staffing, properly trained, to manage the BSA program. Each of these requirements and the various deadlines for remediation are described in more detail in the Order.

In response to the requirements of the Order, management and the Board of Directors of the Bank continue to proactively enhance its related policies and procedures designed to remediate the remaining deficiencies alleged in the Order and continue to need correction or enhancements. As part of this process, the Bank has engaged a subject matter expert consultant to assist with the development and implementation of its corrective action plan. Furthermore, the Bank has engaged the services of Crowe Horwath as a third party independent BSA auditor.

Sarbanes-Oxley Act of 2002

As a publicly traded company, we are subject to the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"). The principal provisions of the Sarbanes-Oxley Act, many of which have been implemented or interpreted through regulations, provide for and include, among other things: (i) the creation of an independent accounting oversight board; (ii) auditor independence provisions that restrict non-audit services that accountants may provide to their audit clients; (iii) additional corporate governance and responsibility measures, including the requirement that the chief executive officer and chief financial officer of a public company certify financial statements; (iv) the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement; (v) an increase in the oversight of, and enhancement of certain requirements relating to, audit committees of public companies and how they interact with the Company's independent auditors; (vi) requirements that audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer; (vii) requirements that companies disclose whether at least one member of the audit committee is a "financial expert" (as such term is defined by the SEC) and if not discussed, why the audit committee does not have a financial expert; (viii) expanded disclosure requirements for corporate insiders, including accelerated reporting of stock transactions by insiders and a prohibition on insider trading during pension blackout periods; (ix) a prohibition on personal loans to directors and officers, except certain loans made by insured financial institutions on nonpreferential terms and in compliance with other bank regulatory requirements; (x) disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code; (xi) a range of enhanced penalties for fraud and other violations; and (xii) expanded disclosure and certification relating to an issuer's disclosure controls and procedures and internal controls over financial reporting.

Eurobank

Eurobank is subject to extensive regulation and examination by the Commissioner of Financial Institutions of Puerto Rico and the FDIC, which insures its deposits to the maximum extent permitted by law, and is subject to certain Federal Reserve Board regulations of transactions with its affiliates. The federal and Puerto Rico laws and regulations which are applicable to Eurobank, regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. In addition to the impact of such regulations, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Transactions with Affiliates

There are various statutory and regulatory limitations, including those set forth in sections 23A and 23B of the Federal Reserve Act and Regulation W, governing the extent to which Eurobank will be able to purchase assets from or securities of or otherwise finance or transfer funds to EuroBancshares or its nonbanking subsidiaries. Among other restrictions, such transfers by Eurobank to EuroBancshares or any of its nonbanking subsidiaries generally will be limited to 10.0% of Eurobank's capital and surplus and, with respect to EuroBancshares and all such nonbanking subsidiaries, to an aggregate of 20.0% of Eurobank's subsidiary's capital and surplus. Furthermore, loans and extensions of credit are required to be secured in specified amounts and are required to be on terms and conditions consistent with safe and sound banking practices.

In addition, any transaction by a bank with an affiliate and any sale of assets or provision of services to an affiliate generally must be on terms that are substantially the same, or at least as favorable, to the bank as those prevailing at the time for comparable transactions with nonaffiliated companies.

Loans to Insiders

Sections 22(g) and (h) of the Federal Reserve Act and its implementing regulation, Regulation O, place restrictions on loans by a bank to executive officers, directors, and principal stockholders. Under Section 22(h), loans to a director, an executive officer and to a greater than 10% stockholder of a bank and certain of their related interests, or insiders, and insiders of affiliates, may not exceed, together with all other outstanding loans to such person and related interests, the bank's loans-to-one-borrower limit (generally equal to 15% of the institution's unimpaired capital and surplus). Section 22(h) also requires that loans to insiders and to insiders of affiliates be made on terms substantially the same as offered in comparable transactions to other persons, unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to insiders over other employees of the bank. Section 22(h) also requires prior Board of Directors approval for certain loans, and the aggregate amount of extensions of credit by a bank to all insiders cannot exceed the institution's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers.

Dividends

The ability of Eurobank to pay dividends on its common stock is restricted by the Puerto Rico Banking Act of 1933, as amended, the FDIA and FDIC regulations. In general terms, the Puerto Rico Banking Act provides that when the expenditures of a bank are greater than receipts, the excess of expenditures over receipts shall be charged against the undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If there is no sufficient reserve fund to cover such balance in whole or in part, the outstanding amount shall be charged against the bank's capital account. The Puerto Rico Banking Act provides that until said capital has been restored to its original amount and the reserve fund to 20% of the original capital, the bank may not declare any dividends. In general terms, the FDIA and the FDIC regulations restrict the payment of dividends when a bank is undercapitalized, when a bank has failed to pay insurance assessments, or when there are safety and soundness concerns regarding a bank.

The payment of dividends by Eurobank may also be affected by other regulatory requirements and policies, such as maintenance of adequate capital. If, in the opinion of the regulatory authority, a depository institution under its jurisdiction is engaged in, or is about to engage in, an unsafe or unsound practice (that, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such depository institution cease and desist from such practice. The Federal Reserve Board has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of operating earnings for the current and preceding two years. In addition, all insured depository institutions are subject to the capital-based limitations required by the FDIA.

FDIC Capital Requirements

Eurobank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators.

The FDIC and the Commissioner of Financial Institutions of Puerto Rico monitor the capital adequacy of Eurobank by using a combination of risk-based guidelines and leverage ratios. The agencies consider the bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system.

Under the risk-based capital guidelines, a risk weight factor of 0% to 200% is assigned to each category of assets and off-balance sheet items based generally on the perceived credit risk of the asset class. The risk weights are then multiplied by the corresponding asset balances to determine a "risk-weighted" asset base. At least half of the risk-based capital must consist of core (Tier 1) capital, which is comprised of:

- common stockholders' equity (includes common stock and any related surplus, undivided profits, disclosed capital reserves that represent a segregation of undivided profits, and foreign currency translation adjustments; less net unrealized losses on marketable equity securities);
- certain noncumulative perpetual preferred stock and related surplus; and
- minority interests in the equity capital accounts of consolidated subsidiaries, and excludes goodwill, disallowed deferred tax assets, and various intangible assets.

The remainder, supplementary (Tier 2) capital, may consist of:

- allowance for loan and lease losses, up to a maximum of 1.25% of risk-weighted assets;
- certain perpetual preferred stock and related surplus;
- hybrid capital instruments;

- perpetual debt;
- mandatory convertible debt securities;
- term subordinated debt;
- intermediate-term preferred stock; and
- certain unrealized holding gains on equity securities.

"Total risk-based capital" is determined by combining core capital and supplementary capital.

Under the regulatory capital guidelines, Eurobank must maintain a total risk-based capital to risk-weighted assets ratio of at least 8.0%, a Tier 1 capital to risk-weighted assets ratio of at least 4.0%, and a Tier 1 capital to adjusted total assets ratio of at least 4.0% (3.0% for banks receiving the highest examination rating) to be considered adequately capitalized. See discussion in the section below captioned *"The FDIC Improvement Act."*

FIRREA

The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, includes various provisions that affect or may affect Eurobank. Among other matters, FIRREA generally permits bank holding companies to acquire healthy thrifts as well as failed or failing thrifts. FIRREA removed certain cross-marketing prohibitions previously applicable to thrift and bank subsidiaries of a common holding company. Furthermore, a multi-bank holding company may now be required to indemnify the federal deposit insurance fund against losses it incurs with respect to such company's affiliated banks, which in effect makes a bank holding company's equity investments in healthy bank subsidiaries available to the FDIC to assist such company's failing or failed bank subsidiaries.

In addition, pursuant to FIRREA, any depository institution that has been chartered less than two years, is not in compliance with the minimum capital requirements of its primary federal banking regulator, or is otherwise in a troubled condition must notify its primary federal banking regulator of the proposed addition of any person to the Board of Directors or the employment of any person as a senior executive officer of the institution at least 30 days before such addition or employment becomes effective. During such 30-day period, the applicable federal banking regulatory agency may disapprove of the addition of employment of such director or officer. Eurobank is not subject to any such requirements.

FIRREA also expanded and increased civil and criminal penalties available for use by the appropriate regulatory agency against certain "institution-affiliated parties" primarily including (i) management, employees and agents of a financial institution, as well as (ii) independent contractors such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs and who caused or are likely to cause more than minimum financial loss to or a significant adverse affect on the institution, who knowingly or recklessly violate a law or regulation, breach a fiduciary duty or engage in unsafe or unsound practices. Such practices can include the failure of an institution to timely file required reports or the submission of inaccurate reports. Furthermore, FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other action as determined by the ordering agency to be appropriate.

The FDIC Improvement Act

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, made a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

FDICIA requires every bank with total assets in excess of $1.0 billion to have an annual independent audit made of the bank's financial statements by a certified public accountant to verify that the financial statements of the bank are presented in accordance with generally accepted accounting principles and comply with such other disclosure requirements as prescribed by the FDIC.

FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital. Under regulations adopted by the FDIC, a bank is deemed to be "well-capitalized" if it has a total Risk-Based Capital Ratio of 10.0% or more, a Tier 1 Capital Ratio of 6.0% or more and a Leverage Ratio of 5.0% or more, and the bank is not subject to an order or capital directive to meet and maintain a certain capital level. Under such regulations, a bank is deemed to be "adequately capitalized" if it has a total Risk-Based Capital Ratio of 8.0% or more, a Tier 1 Capital Ratio of 4.0% or more and a Leverage Ratio of 4.0% or more (unless it receives the highest composite rating at its most recent examination and is not experiencing or anticipating significant growth, in which instance it must maintain a Leverage Ratio of 3.0% or more). Under such regulations, a bank is deemed to be "undercapitalized" if it has a total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0% or a Leverage Ratio of less than 4.0%. Under such regulations, a bank is deemed to be "significantly undercapitalized" if it has a Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0% and a Leverage Ratio of less than 3.0%. Under such regulations, a bank is deemed to be "critically undercapitalized" if it has a Leverage Ratio of less than or equal to 2.0%. In addition, the FDIC has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the bank meets the capital guidelines. As of December 31, 2008, Eurobank's total risk-based capital ratio was 10.15%, Tier 1 risk-based capital ratio was 8.89%, and its leverage ratio was 6.47%. According to these guidelines, Eurobank was classified as "well-capitalized" as of December 31, 2008.

In addition, if a state non-member bank is classified as undercapitalized, the bank is required to submit a capital restoration plan to the FDIC. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the FDIC of a capital restoration plan for the bank.

Furthermore, if a state non-member bank is classified as undercapitalized, the FDIC may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the FDIC would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within ninety days, unless the FDIC determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the FDIC is required to conduct a full-scope, on-site examination of every bank at least once every twelve months. An exception to this rule is made, however, that provides that banks (i) with assets of less than $100 million, (ii) are categorized as "well-capitalized," (iii) were found to be well managed and its composite rating was outstanding and (iv) has not been subject to a change in control during the last twelve months, need only be examined by the FDIC once every eighteen months.

Broker Deposits

Under FDICIA, banks may be restricted in their ability to accept broker deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept broker deposits, but all banks that are not well-capitalized could be restricted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept broker deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. Deposits obtained from financial intermediaries, so-called "broker deposits," represented approximately 68.31% of Eurobank's total deposits as of December 31, 2008. As previously mentioned, Eurobank is currently well-capitalized and therefore is not subject to any limitations with respect to its broker deposits.

Federal Limitations on Activities and Investments

The equity investments and activities as a principal of FDIC-insured state-chartered banks such as Eurobank are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank.

FDIC Deposit Insurance Assessments

The deposits of the Bank are insured up to applicable limits by the Deposit Insurance Fund, or the DIF, of the Federal Deposit Insurance Corporation ("FDIC") and are subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating.

Effective January 1, 2007, the FDIC imposed deposit assessment rates based on the risk category of the bank. Risk Category I is the lowest risk category while Risk Category IV is the highest risk category. Because of favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, or the BIF, of the FDIC, well-capitalized and well-managed banks, have in recent years paid minimal premiums for FDIC insurance. With the additional deposit insurance, a deposit premium refund, in the form of credit offsets, was granted to banks that were in existence on December 31, 1996 and paid deposit insurance premiums prior to that date.

On October 16, 2008, the FDIC published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. In order to implement the restoration plan, the FDIC proposes to change both its risk-based assessment system and its base assessment rates. For the first quarter of 2009 only, the FDIC increased all FDIC deposit assessment rates by 7 basis points. These new rates range from 12-14 basis points for Risk Category I institutions to 50 basis points for Risk Category IV institutions. Under the FDIC's restoration plan, the FDIC proposes to establish new initial base assessment rates that will be subject to adjustment as described below. Beginning April 1, 2009, the base assessment rates would range from 10-14 basis points for Risk Category I institutions to 45 basis points for Risk Category IV institutions. Changes to the risk-based assessment system would include increasing premiums for institutions that rely on excessive amounts of brokered deposits, including CDARS, increasing premiums for excessive use of secured liabilities, including Federal Home Loan Bank advances, lowering premiums for smaller institutions with very high capital levels, and adding financial ratios and debt issuer ratings to the premium calculations for banks with over $10 billion in assets, while providing a reduction for their unsecured debt. Either an increase in the Risk Category of the Eurobank or adjustments to the base assessment rates could have a material adverse effect on our earnings.

In addition, all institutions with deposits insured by the FDIC are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation ("FICO"), a mixed-ownership government corporation established to recapitalize a predecessor to the Deposit Insurance Fund. The current annualized assessment rate is 1.14 basis points, or approximately 0.285 basis points per quarter. These assessments will continue until the Financing Corporation bonds mature in 2019.

On February 27, 2009, the FDIC proposed an emergency assessment charged to all financial institutions of 0.20% of insured deposits as of June 30, 2009, payable on September 30, 2009. Congress is currently considering a reduction in the amount of the emergency assessment to 0.10% of insured deposits as of June 30, 2009.

The enactment of EESA temporarily raised the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective on October 3, 2008. EESA provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program ("TLGP"). The final rule was adopted on November 21, 2008. The FDIC stated that its purpose is to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks of 31 days or greater, thrifts, and certain holding companies, and by providing full coverage of all transaction accounts, regardless of dollar amount. Inclusion in the program was voluntary. Participating institutions are assessed fees based on a sliding scale, depending on length of maturity. Shorter-term debt has a lower fee structure and longer-term debt has a higher fee. The range is from 50 basis points on debt of 180 days or less, and a maximum of 100 basis points for debt with maturities of one year or longer, on an annualized basis. A 10-basis point surcharge is added to a participating institution's current insurance assessment in order to fully cover all transaction accounts. Eurobank elected to participate in both parts of the TLGP, and the holding company elected to participate in the senior unsecured debt portion of the program. The amount of greater than 30 day unsecured senior debt that is eligible for the program is limited to 125% of the amount of such debt outstanding as of September 30, 2008. If there was no unsecured senior debt outstanding at September 30, 2008, the amount available under the program is limited to two percent of total liabilities as of September 30, 2008. As we did not have any unsecured senior debt outstanding as of September 30, 2008, the maximum amount of unsecured senior debt that can be issued under the program is limited to two percent of its total liabilities as of September 30, 2008, which represented approximately $52.6 million as of that date.

Community Reinvestment Act

Under the Community Reinvestment Act, or CRA, as implemented by the Congress in 1977, a financial institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires federal examiners, in connection with the examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. EuroBancshares has a Compliance Committee, which oversees the planning of products, and services offered to the community, especially those aimed to serve low and moderate income communities. The FDIC rated Eurobank as "satisfactory" in meeting community credit needs under the CRA at its most recent examination for CRA performance.

Consumer Laws and Regulations

In addition to the laws and regulations discussed herein, Eurobank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Eurobank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

Interstate Branching

Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended the FDIA and certain other statutes to permit state and national banks with different home states to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo.

For purposes of the Riegle-Neal Act's amendments to the FDIA, Eurobank is treated as a state bank and is subject to the same restrictions on interstate branching as other state banks. However, for purposes of the International Banking Act of 1978, Eurobank is considered to be a foreign bank and may branch interstate by merger or de novo to the same extent as a domestic bank in Eurobank's home state. It is not yet possible to determine how these statutes will be harmonized, with respect either to which federal agency will approve interstate transactions or to which "home state" determination rules will apply.

Eurobank currently does not have any branches outside Puerto Rico.

Federal Home Loan Bank System

The FHLB system, of which Eurobank is a member, consists of 12 regional FHLBs governed and regulated by the Federal Housing Finance Board. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. They are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. They make loans (*i.e.*, advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

As a system member, Eurobank is entitled to borrow from the FHLB of New York, or FHLB-NY, and is required to own capital stock in the FHLB-NY in an amount equal to the greater of 1% of the aggregate of the unpaid principal of its home mortgage loans, home purchase contracts, and similar obligations at the beginning of each fiscal year, which for this purpose is deemed to be not less than 30% of assets or 5% of the total amount of advances by the FHLB-NY to Eurobank. Eurobank is in compliance with the stock ownership rules described above with respect to such advances, commitments and letters of credit and home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB-NY to Eurobank are secured by a portion of its mortgage loan portfolio, certain other investments and the capital stock of the FHLB-NY held by Eurobank.

Mortgage Banking Operations

Eurobank is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts and, with respect to VA loans, fix maximum interest rates. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. Eurobank is also subject to regulation by the Commissioner of Financial Institutions of Puerto Rico, with respect to, among other things, the establishment of maximum origination fees on certain types of mortgage loan products.

Puerto Rico Regulation

As a commercial bank organized under the laws of Puerto Rico, Eurobank is subject to the supervision, examination and regulation of the Commissioner of Financial Institutions of Puerto Rico, pursuant to the Puerto Rico Banking Act of 1933, as amended. Certain of those activities are described in this *"Supervision and Regulation"* section above.

Puerto Rico Banking Law

Section 12 of the Puerto Rico Banking Law requires the prior approval of the Commissioner of Financial Institutions of Puerto Rico with respect to a transfer of capital stock of a bank that results in a change of control of the bank. Under Section 12, a change of control is presumed to occur if a person or group of persons acting in concert, directly or indirectly, acquires more than 5.0% of the outstanding voting capital stock of the bank. The Commissioner of Financial Institutions of Puerto Rico has interpreted the restrictions of Section 12 as applying to acquisitions of voting securities of entities controlling a bank, such as a bank holding company. Under the Puerto Rico Banking Law, the determination of the Commissioner of Financial Institutions of Puerto Rico whether to approve a change of control filing is final and non-appealable.

Section 16 of the Puerto Rico Banking Law requires every bank to maintain a legal reserve which shall not be less than 20% of its demand liabilities, except government deposits (federal, state and municipal) which are secured by actual collateral. The reserve is required to be composed of any of the following securities or combination thereof: (1) legal tender of the United States; (2) checks on banks or trust companies located in any part of Puerto Rico, to be presented for collection during the day following that on which they are received; (3) money deposited in other banks or depository institutions, subject to immediate collection; (4) federal funds sold to any Federal Reserve Bank and securities purchased under agreement to resell executed by the bank with such funds that are subject to be repaid to the bank on or before the close of the next business day and (5) any other asset that the Commissioner of Financial Institutions of Puerto Rico determines from time to time.

Section 17 of the Puerto Rico Banking Law permits Puerto Rico commercial banks to make unsecured loans to any one person, firm, partnership or corporation, up to an aggregate amount of 15.0% the sum of (i) paid-in capital; (ii) reserve fund of the commercial bank; (iii) 50.0% of the commercial bank's retained earnings and (iv) any other components that the Commissioner of Financial Institutions of Puerto Rico may determine from time to time. As of December 31, 2008, the legal lending limit for Eurobank under this provision was approximately $14.9 million. If such loans are secured by collateral worth at least 25.0% more than the amount of the loan, the aggregate maximum amount may reach one-third of the sum of Eurobank's paid-in capital, reserve fund, 50% of retained earnings and any other components that the Commissioner of Financial Institutions of Puerto Rico may determine from time to time. As of December 31, 2008, the legal lending limit for Eurobank under this provision was approximately $33.1 million. There are no restrictions under Section 17 of the Puerto Rico Banking Law on the amount of loans which are fully secured by bonds, securities and other evidences of indebtedness of the Government of the United States, of the Commonwealth of Puerto Rico, or by bonds, not in default, of authorities, instrumentalities or dependencies of the Commonwealth of Puerto Rico or its municipalities.

Section 17 of the Puerto Rico Banking Law also prohibits Puerto Rico commercial banks from making loans secured by their own stock and from purchasing their own stock, unless such purchase is necessary to prevent losses because of a debt previously contracted in good faith. The stock so purchased by the Puerto Rico commercial bank must be sold by the bank in a public or private sale within one year from the date of purchase.

Section 27 of the Puerto Rico Banking Law also requires that at least 10.0% of the yearly net income of a Puerto Rico commercial bank be credited to a reserve fund until the amount deposited to the credit of the reserve fund is equal to 100.0% of total paid-in capital (common and preferred) of the commercial bank. As of December 31, 2008, Eurobank had $8.0 million in its reserve fund.

Section 27 of the Puerto Rico Banking Law also provides that when the expenditures of a Puerto Rico commercial bank are greater than receipts, the excess of the expenditures over receipts shall be charged against the undistributed profits of the bank, and the balance, if any, shall be charged against the reserve fund, as a reduction thereof. If there is no reserve fund sufficient to cover such balance in whole or in part, the outstanding amount shall be charged against the capital account and no dividends shall be declared until said capital has been restored to its original amount and the reserve fund to 20% of the original capital of the bank.

Section 14 of the Puerto Rico Banking Law authorizes Eurobank to conduct certain financial and related activities directly or through subsidiaries, including lease financing of personal property, operating small loans companies and mortgage loans activities. In 2004, Eurobank organized an international banking entity ("IBE") subsidiary, EBS Overseas.

Puerto Rico Usury Law

The rate of interest that Eurobank may charge on real estate and other types of loans to individuals in Puerto Rico is subject to Puerto Rico's usury law. That law is administered by the Finance Board, which consists of the Secretaries of the Treasury, Commerce and Consumer Affairs Departments, the Commissioner of Financial Institutions of Puerto Rico, the President of the Planning Board, the President of the Government Development Bank for Puerto Rico, the Secretary of Economic Development and Commerce Department and a representative of the private financial industry. The Finance Board promulgates regulations which specify maximum rates on various types of loans to individuals and revises those regulations periodically as general interest rates change.

Among the most important regulations enforced on interest rates are Regulations 5722, 5782 and 6070. Pursuant to Regulation 5782, there is no limitation on interest rates that may be charged on small personal loans. The same rule applies to retail installment sale contracts and credit card loans as provided by Regulation 6070. The rates on these loans are established as a result of the market and competition.

Interest rates that may be charged on personal loans, personal lines of credit, cash advances on credit cards, commercial loans or commercial lines of credit and residential and commercial mortgage loans are not restricted by Regulation 5722. The rates on these loans are established as a result of the market and competition. Regulation 5722 does establish restrictions on prepayment penalties and late charges for all loans, except commercial loans.

International Banking Center Regulatory Act

The business and operations of our international banking entities ("IBEs") are subject to supervision and regulation by the Commissioner of Financial Institutions of Puerto Rico. Under the IBE Act, no sale, encumbrance, assignment, merger, exchange or transfer of shares, interest or participation in the capital of an IBE may be initiated without the prior approval of the Commissioner of Financial Institutions of Puerto Rico, if by such transaction a person would acquire, directly or indirectly, control of 10% or more of any class of stock, interest or participation in the capital of the IBE. The IBE Act and the regulations issued thereunder by the Commissioner of Financial Institutions of Puerto Rico limit the business activities that may be carried out by an IBE. Such activities are limited in part to persons and assets located outside of Puerto Rico. The IBE Act provides further that every IBE must have not less than $300,000 of unencumbered assets or acceptable financial guarantees.

Pursuant to the IBE Act and the IBE regulations, our IBEs must maintain books and records of all their transactions in the ordinary course of business. The IBEs are also required to submit to the Commissioner of Financial Institutions of Puerto Rico quarterly and annual reports of their financial condition and results of operations, including annual audited financial statements for EBS Overseas, Inc.

The IBE Act empowers the Commissioner of Financial Institutions of Puerto Rico to revoke or suspend, after notice and hearing, a license issued thereunder if, among other things, the IBE fails to comply with the IBE Act, the IBE regulations or the terms of its license, or if the Commissioner of Financial Institutions of Puerto Rico finds that the business or affairs of the IBE are conducted in a manner that is not consistent with the public interest.

IBEs generally are exempt from taxation under United States federal law and Puerto Rico law. The Legislature of Puerto Rico and the Governor of Puerto Rico approved a law amending the IBE Act. This law imposes income taxes at normal statutory rates on each IBE that operates as a unit of a bank, if the IBE's net income generated after December 31, 2003 exceeds 40% of the bank's net income in the taxable year commenced on July 1, 2003, 30% of the bank's net income in the taxable year commencing on July 1, 2004, and 20% of the bank's net income in the taxable year commencing on July 1, 2005, and thereafter. It does not impose income taxation on an IBE that operates as a subsidiary of a bank. Thus, only EBS International Bank, which operates as a division of Eurobank rather than a subsidiary, is impacted by the new law. However, we cannot give any assurance that the IBE Act will not be modified in the future in a manner to reduce the tax benefits available to EBS Overseas. A reduction of such tax benefits may reduce our earnings.

EuroSeguros, Inc.

EuroSeguros is a wholly-owned subsidiary of EuroBancshares and is registered as a corporate agent and general agency with the Office of the Commissioner of Insurance of the Commonwealth of Puerto Rico. EuroSeguros is subject to regulation by the Commissioner of Insurance relating to, among other things, licensing of employees, sales practices, charging of commissions and obligations to customers.

Future Legislation and Economic Policy

Management of EuroBancshares and Eurobank cannot predict what other legislation or economic and monetary policies of the various regulatory authorities might be enacted or adopted or what other regulations might be adopted or the effects thereof. Future legislation and policies and the effects thereof might have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid from time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

ITEM 1A. Risk Factors.

The following risk factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, and you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and we do not undertake any obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Risks Relating to the Economic Environment

The unprecedented levels of market volatility may adversely impact our ability to access capital or our business, financial condition and results of operations.

The volatility and disruption of the capital and credit markets have reached unprecedented levels, adversely impacting the stock prices and credit availability for certain issuers, often without regard to their financial capabilities. If the current levels of market disruption and volatility continue or further deteriorate, our ability to access capital or our business, financial condition and results of operations could be adversely impacted.

Our business has been and may continue to be adversely affected by current conditions in the financial markets and economic conditions generally.

Negative developments in the financial services industry have resulted in uncertainty in the financial markets in general and a related general economic downturn. In addition, as a consequence of the recession in the United States, beginning in the latter half of 2007 business activity across a wide range of industries faces serious difficulties due to the lack of consumer spending and the extreme lack of liquidity in the global credit markets. Unemployment has also increased significantly.

As a result of these financial economic crises, many lending institutions, including us, have experienced declines in the performance of their loans, including construction and land development loans, residential real estate loans, and commercial real estate loans and consumer loans. Moreover, competition among depository institutions for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected. In addition, the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. The impact of new legislation in response to those developments may negatively impact our operations by restricting our business operations, including our ability to originate loans, and adversely impact our financial performance or our stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provision for credit losses. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry.

Overall, during the past year, the general business environment has had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, we expect our business, financial condition and results of operations to be adversely affected.

Further downturn in our real estate markets could hurt our business.

Substantially all of our real estate loans are located in Puerto Rico. While we do not have any subprime loans, our construction and development and residential real estate loan portfolios, along with our commercial real estate loan portfolio and certain of our other loans, have been affected by the recent downturn in the residential and commercial real estate market. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. We anticipate that further declines in the real estate markets in our primary market areas would affect our business. If real estate values continue to decline, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

The soundness of other financial institutions could adversely affect us.

Since mid-2007, the financial services industry as a whole, as well as the securities markets generally, have been materially and adversely affected by very significant declines in the values of nearly all asset classes and by a very serious lack of liquidity. Financial institutions in particular have been subject to increased volatility and an overall loss in investor confidence.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to different industries and counterparties, and we execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. There is no assurance that any such losses or defaults would not materially and adversely affect our business, financial condition or results of operations.

There can be no assurance that the recently enacted Emergency Economic Stabilization Act of 2008 and other recently enacted government programs will help stabilize the U.S. financial system.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was enacted. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the Troubled Assets Relief Program Capital Purchase Program, and the Capital Assistance Program. In addition, other regulators have taken steps to attempt to stabilize and add liquidity to the financial markets, such as the FDIC Temporary Liquidity Guarantee Program ("TLG Program"), in which we are a participant. However, there can be no assurance that we will issue any guaranteed debt under the TLG Program, or that we will participate in any other stabilization programs in the future.

There can also be no assurance as to the actual impact that the EESA and other programs will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of the EESA and other programs to stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, and access to credit or the trading price of our common stock.

The EESA is relatively new legislation and, as such, is subject to change and evolving interpretation. This is particularly true given the change in administration that occurred on January 20, 2009. There can be no assurances as to the effects that such changes will have on the effectiveness of the EESA or on our business, financial condition or results of operations.

The prolonged economic crisis in Puerto Rico could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

The prolonged period of reduced economic growth or recession has had an adverse effect on delinquencies, the quality of our loan and corporate bond portfolios. During a prolonged economic downturn, affected borrowers may, among other things, be less likely to repay interest and principal on their loans or bonds as scheduled. Moreover, the value of real estate or other collateral that secures the loans and bonds could continue to be adversely affected by the prolonged economic downturn. If this prolonged economic slowdown persists, aforementioned adverse effects may continue and would likely result in, among other things, a reduction in loan originations, increased delinquency rates, increased non-performing assets, foreclosures and loan loss provisions, adversely impacting our profitability.

Risks Relating to Our Business

Our financial results are constantly exposed to the market risk.

As a traditional commercial bank, Eurobank, our wholly-owned banking subsidiary, earns interest on loans, leases and investment securities that are funded by customer deposits, borrowings, retained earnings and equity. The difference between the interest received and the interest paid has historically comprised the majority of our earnings. Depending on the maturity and repricing characteristics of the assets, liabilities and off-balance sheet items, changes in interest rates could either increase or decrease our net interest income.

During the last fourteen months, changes in the interbank borrowing rates by the Board of Governors of the Federal Reserve have resulted in a 400 basis points reduction of the Prime Rate. As of December 31, 2008, approximately 73.63% of our non-consumer loan portfolio was comprised of floating rate loans, most of them tied to the Prime Rate. Decreases in interest rates may result in a reduced interest income in the short-term, while depositors will likely continue to expect a reasonable rate on their deposit accounts, probably resulting in a further margin compression. The future outlook on interest rates and their impact on our interest income, interest expense and net interest income is uncertain.

Our decisions regarding credit risk could be inaccurate, and our allowance for loan and lease losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our loan and lease portfolio and investments in marketable securities subject us to credit risk. Inherent risks in lending also include fluctuations in collateral values and economic downturns. Making loans and leases is an essential element of our business, and there is a risk that our loans and leases will not be repaid. As of December 31, 2008, our nonperforming assets amounted to $177.4 million, compared to $111.6 million and $63.0 million for the years ended December 31, 2007 and 2006, respectively.

We attempt to maintain an appropriate allowance for loan and lease losses to provide for losses inherent in our loan and lease portfolio. As of December 31, 2008, our allowance for loan and lease losses totaled $41.6 million, which represents approximately 2.33% of our total loans and leases. There is no precise method of predicting loan and lease losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan and lease losses and that we would need to make additional provisions to our allowance for loan and lease losses.

For the general portion of our allowance, we follow a consistent procedural discipline and account for loan and lease loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*. This estimated allowance is based on historical loss experiences as adjusted for changes in trends and conditions on at least an annual basis. Also, another component is used in the evaluation of the adequacy of our general allowance to measure the probable effect that current internal and external environmental factors could have on the historical loss factors currently in use. In addition to our general portfolio allowances, specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate a high probability that a loss have been incurred. These specific allowances are determined following a consistent procedural discipline in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS No. 114"), as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. For impaired commercial and construction business relationships with aggregate balances exceeding $150,000, we measure the impairment following the guidance of SFAS No. 114. While our allowance for loan and lease losses is established in different portfolio components, we maintain an allowance that we believe is sufficient to absorb all credit losses inherent in our portfolio. Notwithstanding these procedures, our allowance may prove to be inadequate, causing us to establish additional reserves.

In addition, we follow supervisory guidance included in the *2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses*. The FDIC as well as the Commissioner of Financial Institutions of Puerto Rico review our allowance for loan and lease losses and may require us to establish additional reserves. Additions to the allowance for loan and lease losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.

We have a concentration of exposure to a number of individual borrowers, and a significant loss on any one of these credits could materially affect our financial condition and results of operations.

Under applicable law, there are quantitative limitations on the amount of loans we can make to one borrower or a group of related borrowers. As of December 31, 2008, our legal lending limit was approximately $14.9 million in the unsecured category and approximately $33.1 million in the secured category. As of December 31, 2008, we had 36 individual borrowers with a loan principal balance of more than $5.0 million and less than $10.0 million per borrower, and another 25 individual borrowers with a loan principal balance of more than $10.0 million per borrower. Given the size of these current outstanding loans relative to our capital levels and earnings, a significant loss on any one of these credits could materially and adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

A significant portion of our leases are secured by automobiles, and the loss of purchasers for our leases or a downturn in automobile purchases could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

A significant portion of our leases are secured by automobiles. As of December 31, 2008, the total amount of automobile leases was $264.0 million or 98.74% of our total leasing portfolio. We sometimes sell our leases to other financial institutions in order to manage our lease financing concentration. The loss of purchasers of our leases could cause us to reduce our lease originations, reducing our net income. Alternatively, we may increase the portion of the leases that we retain for our portfolio with the result that our exposure to automobile leases will increase. In addition, a downturn in automobile purchases could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

We rely heavily on short-term funding sources to meet our liquidity needs, such as broker deposits and repurchase obligations, which are generally more sensitive to changes in interest rates and can be adversely affected by local and general economic conditions.

We have frequently utilized as a source of funds certificates of deposit obtained through deposit brokers that solicit funds from their customers for deposit with us, or broker deposits. Broker deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets, which may force us to pay above-market interest rates to retain these deposits, reducing our net interest spread and net interest margin. In addition, broker deposit funding sources may be more sensitive to significant changes in our financial condition. As of December 31, 2008, broker deposits amounted to $1.424 billion, or approximately 68.31% of our total deposits, compared to $1.337 billion and $1.226 billion, or approximately 67.06% and 64.35% of our total deposits, as of December 31, 2007 and 2006, respectively. As of December 31, 2008, approximately $922.0 million in broker deposits, or approximately 64.75% of our total broker deposits, mature within one year. Our ability to continue to acquire broker deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase our funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, we could be restricted in using broker deposits as a short-term funding source.

Section 29 of the Federal Deposit Insurance Corporation Improvement Act ("FDIA") limits the use of brokered deposits by institutions that are less than "well-capitalized" and allows the Federal Deposit Insurance Corporation ("FDIC") to place restrictions on interest rates that institutions may pay. On February 3, 2009, the FDIC released a proposed rule to implement new interest rate restrictions on institutions that are not "well-capitalized." The proposed rule would limit the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. If an institution could provide evidence that its local rate is higher, it would be permitted to offer the higher local rate plus 75 basis points. Although we continue to be "well-capitalized," these restrictions, if they become applicable, could materially impact our ability to generate sufficient deposits to maintain an adequate liquidity position.

We also have borrowings in the form of repurchase obligations with the Federal Home Loan Bank, or the FHLB, and other broker-dealers. These agreements are collateralized by some of our investment securities. As of December 31, 2008, our repurchase obligations totaled $556.5 million, of which $87.8 million, or approximately 15.78% of the total repurchase obligations, mature within one year. If we are unable to borrow in the form of repurchase obligations, we may be required to seek higher cost funding sources, which could materially and adversely affect our net interest income.

We have experienced rapid growth in recent years, and we may be unable to successfully continue to implement our growth strategy, which may adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our assets have grown rapidly in recent years. With the ultimate goal of increasing net income, we have grown our assets from $1.321 billion as of December 31, 2003 to $2.860 billion As of December 31, 2008. The types of assets on our balance sheet that have experienced the largest categorical increases are commercial loans and investments. We have funded this growth, in part, with broker deposits, FHLB advances, and other borrowings. These types of funds are generally more costly and volatile than traditional retail deposits.

We may not be able to sustain our current growth rate. Throughout our expansion, we have been successful in attracting new customers, expanding new services to existing customers, adding new business lines, engaging in acquisitions and increasing our deposit base. We cannot assure you that we will be able to continue this trend, and it will become more difficult to maintain sustained growth as we increase in size. Our ability to implement our strategy for continued growth depends on our ability to attract and retain customers in a highly competitive market, on the growth of those customers' businesses, on entering and expanding in lines of business in which we do not have significant past experience or for which we have only recently added personnel with the requisite experience, on our ability to continue to identify new acquisition targets and on our ability to increase our deposit base. Many of these growth prerequisites may be affected by circumstances that are beyond our control. Our inability to meet any of these growth prerequisites could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects.

We rely heavily on our management team and the unexpected loss of key officers could adversely affect our business, financial condition, results of operations, cash flows and/or future prospects.

Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Rafael Arrillaga-Torréns, Jr., our President and Chief Executive Officer, has been instrumental in managing our business affairs. Our other senior executive officers have had, and will continue to have, a significant role in the development and management of our business. The loss of the services of any of our senior executive officers could have an adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. We have not established a detailed management succession plan. Accordingly, should we lose the services of any of our senior executive officers, our Board of Directors may have to search outside of EuroBancshares for a qualified permanent replacement. This search may be prolonged, and we cannot assure you that we will be able to locate and hire a qualified replacement. We do not maintain key man life insurance policies on any of our senior executive officers. We currently do not have any employment agreements with our senior executive officers, with the exception of a Change in Control Agreement with Rafael Arrillaga-Torréns, Jr., our Chairman of the Board, President and Chief Executive Officer, Yadira R. Mercado, our Executive Vice President and Chief Financial Officer, and Luis J. Berríos López, our Executive Vice President and Chief Lending Officer. If any of our senior executive officers leaves his or her respective position, our business, financial condition, results of operations, cash flows and/or future prospects may suffer.

The regulatory capital treatment of our junior subordinated debentures and related trust preferred securities is uncertain.

Financial holding companies with more than $1.0 billion in assets, like us, must maintain minimum consolidated capital ratios. In particular, we must maintain, at least, a leverage ratio of Tier 1 capital to average assets of 5.0%; a Tier 1 risk-based capital ratio of 6.0% of risk-weighted assets; and a total risk-based capital ratio (Tier 1 and Tier 2 capital) of 10.0% of risk-weighted assets to be considered "well-capitalized" for regulatory purposes. The Federal Reserve Board's current rules regarding the capital treatment of trust preferred securities allow us to count trust preferred securities as Tier 1 capital up to 25.0% of our total Tier 1 capital for regulatory purposes. The remaining portion counts as Tier 2 capital.

On March 1, 2005, the Federal Reserve Board adopted the final rule that allows the continued limited inclusion of trust preferred securities in the Tier 1 capital of bank holding companies (BHCs). Under the final rule, trust preferred securities and other restricted core capital elements would be subject to stricter quantitative limits. The Federal Reserve Board's final rule limits restricted core capital elements to 25% of all core capital elements, net of goodwill less any associated deferred tax liability. Amounts of restricted core capital elements in excess of these limits generally may be included in Tier 2 capital. The final rule provides a five-year transition period, ending March 31, 2009, for application of the quantitative limits. As of December 31, 2008, we had $20.0 million in trust preferred securities of which all counted as Tier 1 capital.

A determination by the Federal Reserve Board not to continue to allow the inclusion of our junior subordinated debentures or the trust preferred securities in Tier 1 capital, or otherwise limiting the inclusion of such debentures or securities in Tier 1 capital, could have a material and adverse impact on our regulatory capital levels and cause our capital ratios to fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines. This could impact our ability to grow our assets. In addition, inadequate regulatory capital levels may result in the imposition of certain operating restrictions on us and Eurobank, including restrictions in using broker deposits as a short-term funding source.

Eurobank entered into a Cease and Desist Order with the FDIC regarding its compliance with anti-money laundering laws and the Bank Secrecy Act.

On March 13, 2007, the Board of Directors of the Bank, the wholly-owned banking subsidiary of EuroBancshares, consented to the issuance of a Cease and Desist Order by the Federal Deposit Insurance Corporation based upon the findings of the FDIC and the Commonwealth of Puerto Rico Office of the Commissioner of Financial Institutions relating to deficiencies in the Bank's Bank Secrecy Act/Anti-Money Laundering Compliance Program. Under the terms of the FDIC order, the Bank is required to make specific improvements to its anti-money laundering and Bank Secrecy Act compliance activities. While Eurobank believes that it will be able to implement effective compliance procedures necessary to remediate the deficiencies identified in the FDIC order, in the event that Eurobank is unable to satisfy the requirements imposed by the FDIC order, Eurobank may become subject to monetary fines and penalties as well as additional restrictions on its banking operations, which could affect its ability to execute certain aspects of its business plan. Such measures could materially and adversely affect its business, financial condition, results of operations, cash flows and/or future prospects.

Risks Relating to an Investment in Our Common Stock

The price of our common stock has fluctuated significantly.

The market price of our common stock has been subject to significant fluctuation in response to numerous factors, including variations in our annual or quarterly financial results or those of our competitors, changes by financial research analysts in their evaluation of our financial results or those of our competitors, or our failure or that of our competitors to meet such estimates, conditions in the economy in general or the banking industry in particular, or unfavorable publicity affecting us or the banking industry. The equity markets, in general, have experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and have been unrelated to the operating performance of those companies. These fluctuations may adversely affect the prevailing market price of the common stock.

Nasdaq may cease to list our common stock, which may cause the value of an investment in our Company to substantially decrease.

The bid price of our common stock fell below $1.00 per share on February 18, 2009, which is the minimum bid price required to maintain compliance with the continued listing requirements of the Nasdaq Global Select Market. In the event that the bid price of our common stock remains below $1.00 per share for a period of 30 consecutive trading days, Nasdaq will issue a letter of non-compliance that will provide us with up to 180 calendar days to regain compliance with the listing requirements. We are susceptible to volatility of our stock and could remain out of compliance if appropriate steps are not taken to cure our non-compliance. In the event that we receive such a notification from Nasdaq and it appears that the minimum bid price of our common stock will not exceed $1.00 per share within the applicable compliance period, we may seek to effect a reverse stock split for the purpose of regaining compliance. Any proposal to pursue a reverse stock split would be subject to shareholder approval. We can give no assurances that the steps we propose will be approved by our stockholders or that they will be effective in curing our non-compliance. In addition, we may not meet other Nasdaq Global Select Market continued listing requirements, which could result in our common stock being delisted from the Nasdaq Global Select Market. Delisting from the Nasdaq Global Select Market might adversely affect the trading price and limit the liquidity of our common stock and therefore may cause the value of an investment in our Company to decrease.

Our executive officers and directors own a significant number of shares of our common stock, allowing management to significant control over our corporate affairs.

As of December 31, 2008, our executive officers and directors beneficially own 41.26% of the outstanding shares of our common stock. Accordingly, these executive officers and directors will be able to control, to a significant extent, the outcome of all matters required to be submitted to our stockholders for approval, including decisions relating to the election of directors, the determination of our day-to-day corporate and management policies and other significant corporate transactions.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. First, we have adopted a stock option plan that provides for the granting of stock options to our directors, executive officers and other employees. As of December 31, 2008, 535,570 shares of our common stock were issuable under options granted in connection with our stock option plans. In addition, 400,130 shares of our common stock are reserved for future issuance to directors, officers and employees under our stock option plan. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted.

In addition, our amended and restated certificate of incorporation authorizes the issuance of up to 150,000,000 shares of common stock, but does not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in EuroBancshares.

Future sales of common stock by existing stockholders may have an adverse impact on the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. As of December 31, 2008, there were 19,499,515 shares of our common stock outstanding, which are freely tradable without restriction or further registration under the federal securities laws unless purchased or sold by our "affiliates" within the meaning of Rule 144 under the Securities Act.

Holders of our junior subordinated debentures have rights that are senior to those of our stockholders.

On December 19, 2002, we issued $20.6 million of floating rate junior subordinated interest debentures in connection with a $20.0 million trust preferred securities issuance by our subsidiary, Eurobank Statutory Trust II. The 2002 junior subordinated debentures mature in 2032. The purpose of this transaction was to raise additional capital to fund our continued growth.

Payments of the principal and interest on the trust preferred securities of Eurobank Statutory Trust II are conditionally guaranteed by us. The 2002 junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the 2002 junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Holders of our Series A Preferred Stock have rights senior to those of our common stockholders.

In connection with our acquisition of BankTrust, we issued 430,537 shares in the amount of $10.8 million of our Series A Preferred Stock to certain stockholders of BankTrust in exchange for their shares of the Series A and Series B preferred stock of BankTrust. Our Series A Preferred Stock has rights and preferences that could adversely affect holders of our common stock. For example, we generally are unable to declare and pay dividends on our common stock if there are any accrued and unpaid dividends on our Series A Preferred Stock for the preceding twelve months. Additionally, upon any voluntary or involuntary liquidation, dissolution, or winding up of our business, the holders of our Series A Preferred Stock are entitled to receive distributions out of our available assets before any distributions can be made to holders of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent a takeover of us by a third party.

Our amended and restated certificate of incorporation and amended and restated bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or could otherwise adversely affect the price of our common stock. For example, our bylaws contain advance notice requirements for nominations for election to our Board of Directors and for proposing matters that stockholders may act on at stockholder meetings. We also have a staggered board of directors, which means that only one-third of our Board of Directors can be replaced by stockholders at any annual meeting.

We currently do not intend to pay dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock will be your sole source of gains for the foreseeable future.

We have not historically and we currently do not intend to pay any dividends on our common stock. In addition, since we are a financial holding company with no significant assets other than Eurobank, we have no material source of income other than dividends that we receive from Eurobank. Therefore, our ability to pay dividends to our stockholders will depend on Eurobank's ability to pay dividends to us. Moreover, banks and bank holding companies are both subject to federal and Puerto Rico regulatory restrictions on the payment of cash dividends. We intend to retain the earnings of Eurobank to support growth and build equity capital. Accordingly, you should not expect to receive dividends from us in the foreseeable future.

We are also restricted from paying dividends on our common stock if we have deferred payments of the interest on, or an event of default has occurred with respect to, our junior subordinated debentures. In addition, we generally are unable to declare and pay dividends on our common stock if there are any accrued and unpaid dividends on our Series A Preferred Stock for the preceding 12 months.

Shares of our common stock are not insured deposits.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. An investment in our common stock is subject to investment risk, and an investor must be capable of affording the loss of his or her entire investment.

Risks Related to United States Taxation

If we or any of our subsidiaries are determined to be a passive foreign investment company, U.S. holders of our stock could be subject to adverse tax consequences.

If we or any of our subsidiaries are determined to be a passive foreign investment company, known as a "PFIC," U.S. holders could be subject to adverse United States federal income tax consequences. Specifically, if either we or any of our subsidiaries are determined to be a PFIC for any taxable year, each U.S. holder would generally be subject to taxation under special rules, regardless of whether we or any of our subsidiaries remains a PFIC, with respect to (1) any "excess distribution" made by us to the U.S. holders during that taxable year, and (2) any gain realized on the sale, pledge or other disposition during that taxable year of our common stock or the stock of the subsidiary that was determined to be a PFIC. These rules could, in addition to other consequences, cause certain income otherwise classified as capital gain to be taxed at ordinary income rates or the highest rate of tax for ordinary income in the year to which it is allocated regardless of the U.S. holder's particular tax situation and cause the U.S. holder to be subject to an interest charge on the deemed deferred amount at the underpayment rate. "Excess distributions" generally are any distributions received by the U.S. holder on the common stock in a taxable year that exceed 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years, or the U.S. holder's holding period for the common stock, if shorter. We believe that neither we nor any of our subsidiaries will be determined to be a PFIC in our current taxable year, and we expect to continue to conduct our affairs in a manner so that neither we nor any of our subsidiaries qualifies as a PFIC in the foreseeable future. However, we have not requested or received an opinion from our United States tax counsel as to whether we will be determined to be a PFIC in our current taxable year and we can give no assurance in this regard.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

Our principal offices, including the principal offices of the Bank, are located in our main office building at State Road PR-1, Km. 24.5, Quebrada Arenas Ward, in San Juan, Puerto Rico.

Also, as of December 31, 2008, Eurobank had three land lots with an aggregate value amounting to $1.4 million. Currently, in addition to the main office, we operate at 28 locations. The following is a list of our operating locations as of December 31, 2008:

Location[1]	Lease Expiration Date[2]	Owned or Leased
Main Office: State Road PR-1, Km. 24.5 Quebrada Arenas Ward San Juan, Puerto Rico 00926	N/A	Owned[3]
Departments		
Trust and Wealth Management: Mezzanine 270 Muñoz Rivera Avenue San Juan, Puerto Rico 00918	N/A	Owned[4]
Branches		
Aguadilla Branch State Road No. PR2, Km. 129.3 Aguadilla, Puerto Rico 00603	10/31/2006[7]	Leased
Bayamón Branch Comerío Avenue, corner of Sierra Bayamón Bayamón, Puerto Rico 00961	09/30/2017	Leased
Cabo Rojo Branch State Road #100, Km. 5.5 Cabo Rojo, Puerto Rico 00623	06/01/2027	Leased
Caguas I Branch Plaza Notre Dame Muñoz Rivera Avenue Caguas, Puerto Rico 00725	05/31/2027	Leased[6]
Caguas II Branch 32 Acosta Street, corner of Ruiz Belvis Caguas, Puerto Rico 00725	06/30/2010	Leased
Canóvanas Branch Marginal PR-3, Km. 20.3 Canóvanas, Puerto Rico 00729	06/30/2025	Leased
Carolina Branch State Road #190 Lot #1, Km. 0.7 La Cerámica Industrial Park Carolina, Puerto Rico 00983	01/31/2013	Leased[6]
Cayey Branch State Road #1, Km. 56.2 Montellano Ward Cayey, Puerto Rico 00736	12/31/2008[5]	Leased
Cidra Branch Luis Muñoz Rivera Street corner of José de Diego Cidra, Puerto Rico 00739	04/30/2006[5]	Leased
Condado Branch 1408 Magdalena Avenue Santurce, Puerto Rico 00907	06/30/2021	Leased

Location[1]	Lease Expiration Date[2]	Owned or Leased
Eurobank Plaza State Road PR-1, Km. 24.5 Quebrada Arenas Ward San Juan, Puerto Rico 00926	N/A	Owned[3]
Fajardo Branch State Road #3, Km. 4.5, Ramal 195 Fajardo, Puerto Rico 00738	12/31/2026	Leased
Hatillo Branch State Road No. PR2, Km. 87.0 Hatillo, Puerto Rico 00659	11/30/2032	Leased
Hato Rey Branch 270 Muñoz Rivera Avenue San Juan, Puerto Rico 00918	N/A	Owned[4]
Humacao Branch Plaza Mall Lot #3, State Road No. PR52 Corner State Road No. PR3 Humacao, Puerto Rico 00791	05/31/2026	Leased
Manatí Branch State Road No. PR2, Km. 49.5 Manatí, Puerto Rico 00674	08/31/2011	Leased
Ponce Salud Branch Thamar Building, Salud Street #32 Ponce, Puerto Rico 00731	05/01/2010[8]	Leased
Ponce Hostos Branch 26 Hostos Avenue Ponce, Puerto Rico 00731	10/31/2008[5]	Leased
Ponce Morell Campos Branch State Road #10, Km. 1.5 Ponce, Puerto Rico 00731	03/30/2011	Leased
Ponce Marvesa Branch State Road 14 Km. 3.4 Machuelo Ward Ponce, Puerto Rico 00731	12/31/2025	Leased
Puerto Nuevo Branch 1302 Jesús T. Piñero Corner de Diego Avenue San Juan, Puerto Rico 00921	12/31/2011	Leased
San Francisco Branch Villas de San Francisco Shopping Center 85 de Diego Avenue Río Piedras, Puerto Rico 00927	04/30/2011	Leased
San Lorenzo Branch 155 South Luis Muñoz Rivera Street San Lorenzo, Puerto Rico 00754	08/31/2013	Leased
San Patricio Branch San Patricio Office Center 8 Tabonuco Street Guaynabo, Puerto Rico 00969	04/30/2014	Leased

Location[1]	Lease Expiration Date[2]	Owned or Leased
Villa Palmera Branch Eduardo Conde Avenue corner of Tapia Street Santurce, Puerto Rico 00915	12/31/2013	Leased
Mayagüez Branch State Road No. PR2, Km. 153.2 Mayagüez, Puerto Rico 00681	11/30/2025	Leased

(1) As of December 31, 2008, Eurobank had three real estate properties for future branch development, of which one was leased from one of our directors; and other two land lots for future expansion of our headquarters.

(2) Most of these leases have options for extensions. In addition, several have early termination clauses.

(3) The property owned by EuroBancshares located at State Road PR-1, Km. 24.5, in San Juan, includes a 57,187 square foot office building that consolidates our headquarters, administrative operations, and branch, and our leasing and mortgage divisions.

(4) The property owned by EuroBancshares located at 270 Muñoz Rivera Avenue is part of a 180,000 square foot commercial office building. EuroBancshares owns a portion of the lobby area on the ground floor where it operates a branch, the mezzanine where it operates its trust business, and also owns the first floor of this office building, which is currently vacant.

(5) The lease for these locations is expired, but Eurobank continues to pay rent to the lessor on a month-to-month basis. Eurobank believes that the lessor will not require Eurobank to vacate the premises in the immediate future.

(6) This property is leased from one of our directors.

(7) Construction of the Aguadilla Branch was finished in February 2008. A new lease agreement is being executed with a term of twenty years and an option to extend the contract for three additional terms of five years each.

(8) This branch will be closed on April 9, 2009.

ITEM 3. Legal Proceedings.

From time to time, we and our subsidiaries are engaged in legal proceedings in the ordinary course of business, none of which are currently considered to have a material impact on our financial position or results of operation.

ITEM 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades and is listed on the NASDAQ Global Select Market under the symbol "EUBK." As of February 28, 2009, there were 20,439,398 shares issued and 19,499,515 shares outstanding held by 325 stockholders of record, including all directors and officers of EuroBancshares, Inc., and excluding beneficial owners whose shares are held in "street" name by securities broker-dealers or other nominees. The number of beneficial owners is unknown to us at this time.

The following table presents the high and low sales prices for our common stock reported on the NASDAQ Global Select Market for the last two fiscal years:

Quarter Ended	**High**	**Low**
March 31, 2007	$9.06	$8.41
June 30, 2007	9.23	8.50
September 30, 2007	9.07	7.70
December 31, 2007	8.06	3.61
March 31, 2008	7.62	4.00
June 30, 2008	6.12	3.59
September 30, 2008	4.00	1.82
December 31, 2008	2.68	1.50

As previously mentioned, the bid price of our common stock fell below $1.00 per share on February 18, 2009, which is the minimum bid price required to maintain compliance with the continued listing requirements of the Nasdaq Global Select Market. In the event that the bid price of our common stock remains below $1.00 per share for a period of 30 consecutive trading days, Nasdaq will issue a letter of non-compliance that will provide us with up to 180 calendar days to regain compliance with the listing requirements. We are susceptible to volatility of our stock and could remain out of compliance if appropriate steps are not taken to cure our non-compliance. In the event that we receive such a notification from Nasdaq and it appears that the minimum bid price of our common stock will not exceed $1.00 per share within the applicable compliance period, we may seek to effect a reverse stock split for the purpose of regaining compliance. Any proposal to pursue a reverse stock split would be subject to shareholder approval. We can give no assurances that the steps we propose will be approved by our stockholders or that they will be effective in curing our non-compliance. In addition, we may not meet other Nasdaq Global Select Market continued listing requirements, which could result in our common stock being delisted from the Nasdaq Global Select Market. Delisting from the Nasdaq Global Select Market might adversely affect the trading price and limit the liquidity of our common stock and therefore may cause the value of an investment in our Company to decrease.

Stock Performance

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG EUROBANCSHARES INC., THE NASDAQ STOCK MARKET COMPOSITE INDEX, THE RUSSELL 2000 INDEX AND THE RUSSELL 3000 INDEX


210
160
110
60
10
Dollars
Aug-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Periods
EUBK
NASDAQ SMC
Russell 2000
Russell 3000

Dividends

We have not paid cash dividends historically, nor do we anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our Board of Directors may deem relevant.

As a holding company, we ultimately depend on Eurobank to provide funding for our noninterest expenses and dividends. Various banking laws applicable to Eurobank limit the payment of dividends, management fees and other distributions by Eurobank to us, and may therefore limit our ability to pay dividends on our common stock. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. In addition, we generally are unable to declare and pay dividends on our common stock if there are any accrued and unpaid dividends on our Series A Preferred Stock for the preceding 12 months. For additional information, see the sections of this report captioned *"Supervision and Regulation — EuroBancshares — Regulatory Restrictions on Dividends; Source of Strength" and "Supervision and Regulation — Eurobank — Dividends."*

Securities Authorized for Issuance Under Equity Compensation Plans

Under the 2005 Stock Option Plan, approved at the 2005 annual meeting held at the main office of EuroBancshares on May 12, 2005, 700,000 shares of our common stock were reserved for issuance pursuant to the exercise of stock options granted under the plan. As of December 31, 2008, 299,870 options to acquire shares of our common stock have been granted under the 2005 Stock Option Plan. Since the 2005 Stock Options Plan was approved, no further options were permitted to be issued under the 2002 Stock Option Plan.

The following table presents information regarding our equity compensation plans at December 31, 2008:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
2002 Stock Option Plan	270,600	$12.72	—
2005 Stock Option Plan	264,970	$8.23	400,130

ITEM 6. Selected Financial Data.

We derived our selected consolidated financial data as of and for each of the years in the five year period ended December 31, 2008 from our audited consolidated financial statements and the notes thereto.

You should read this information in conjunction with *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the financial statements and the related notes included elsewhere in this Annual Report. Results from past periods are not necessarily indicative of results that may be expected for any future period. Average balances have been computed using daily averages.

	As of or for the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Total interest income	$ 159,010	$ 173,325	$ 162,146	$ 133,233	$ 95,394
Total interest expense	101,716	105,470	95,363	64,936	41,481
Net interest income	57,294	67,855	66,783	68,297	53,913
Provision for loan and lease losses	42,314	25,348	16,903	12,775	7,100
Net interest income after provision for loan and lease losses	14,980	42,507	49,880	55,522	46,813
Noninterest income:					
Service charges and other fees	10,396	9,585	8,476	9,069	8,057
Net loss on non-hedging derivatives	—	—	—	(944)	—
Gain on sale of loans and leases, net	1,468	380	401	945	1,395
Gain (loss) on sale of securities, net	191	—	(1,092)	(301)	—
(Loss) gain on sale of other real estate owned and repossessed assets, net	(596)	(1,286)	16	(1,040)	(359)
Total noninterest income	11,459	8,678	7,801	7,729	9,093
Noninterest expense:					
Salaries and benefits	20,088	19,890	17,507	14,727	11,111
Professional fees	5,454	4,496	4,104	3,912	2,196
Other noninterest expense	25,373	23,839	21,775	19,005	15,635
Total noninterest expense	50,915	48,225	43,386	37,644	28,942
(Loss) income before income taxes and extraordinary gain	(24,476)	2,960	14,295	25,607	26,964
Income tax (benefit) / expense	(13,208)	(249)	6,283	9,077	8,663
Extraordinary gain[(1)]	—	—	—	—	4,419
Net (loss) income	$ (11,268)	$ 3,209	$ 8,012	$ 16,530	$ 22,720

	As of or for the Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands, except per share data)				
Common Share Data:					
(Loss) earnings per common share — basic:					
(Loss) income before extraordinary gain	$ (0.62)	$ 0.13	$ 0.38	$ 0.81	$ 1.08
Extraordinary gain	—	—	—	—	0.27
Net (loss) income	(0.62)	0.13	0.38	0.81	1.35
(Loss) earnings per common share — diluted:					
(loss) income before extraordinary gain	(0.62)	0.13	0.37	0.78	1.04
Extraordinary gain	—	—	—	—	0.26
Net (loss) income	(0.62)	0.13	0.37	0.78	1.30
Cash dividends declared	—	—	—	—	—
Book value per common share	7.48	8.86	8.32	7.95	7.54
Common shares outstanding at end of period	19,499,515	19,093,315	19,123,821	19,398,848	19,564,086
Average diluted shares outstanding	19,418,526	19,391,638	19,657,559	20,277,799	17,152,261
Balance Sheet Data (at end of period):					
Total assets	$ 2,860,429	$ 2,751,399	$ 2,500,920	$ 2,391,283	$ 2,102,789
Investment securities available-for-sale	751,017	707,103	535,159	627,080	555,482
Investment securities held-to-maturity	132,798	30,845	38,433	42,471	49,504
Total loans and leases, net of unearned	1,784,052	1,857,219	1,750,838	1,577,196	1,387,613
Allowance for loan and lease losses	41,639	28,137	18,937	18,188	19,039
Deposits	2,084,308	1,993,046	1,905,356	1,734,128	1,409,036
Other borrowings	592,492	547,492	394,991	475,712	520,206
Total stockholders' equity	156,570	179,918	169,878	164,967	158,302
Performance Ratios:					
Return on average common stockholders' equity(2)	(7.16)%	1.96%	5.19%	10.70%	18.67%
Return on average assets(3)	(0.40)	0.13	0.33	0.74	1.03
Net interest margin(4)	2.33	2.80	2.86	3.29	3.29
Efficiency ratio(5)	69.11	63.48	57.89	47.84	44.44
Loans and leases to deposits	85.59	93.25	91.89	90.95	98.48
Asset Quality Data:					
Nonperforming loans and leases	$ 163,894	$ 98,065	$ 49,978	$ 36,263	$ 40,533
Other real estate owned and repossessed assets	13,506	13,534	13,048	9,517	6,441
Total nonperforming assets	177,400	111,599	63,026	45,780	46,974
Nonperforming assets to total assets	6.20%	4.06%	2.52%	1.91%	2.23%
Nonperforming loans to total loans and leases	9.19	5.28	2.85	2.30	2.92
Allowance for loan and lease losses to nonperforming loans	25.41	28.69	37.89	50.16	46.97
Allowance for loan and lease losses to total loans	2.33	1.51	1.08	1.15	1.37
Net charge-offs to average loans	1.57	0.90	0.97	0.92	0.69
Capital Ratios:					
Leverage ratio	6.55%	7.55%	7.92%	9.35%	9.91%
Tier 1 risk-based capital	8.99	9.54	10.25	12.45	12.73
Total risk-based capital	10.25	10.79	11.25	13.49	13.94
Tangible common equity to tangible assets	5.10	6.15	6.44	6.91	7.54

---

(1) Extraordinary gain resulting from the negative goodwill on the acquisition of BankTrust in 2004. The excess of the fair value of the assets acquired over the purchase price resulted in a negative goodwill of $5.7 million. The negative goodwill of BankTrust was allocated between a $4.4 million extraordinary gain, $670,000 of the fair value of intangible assets, net of their tax effect, and the $627,000 of the fair value of the acquired furniture, fixtures and equipment.

(2) Return on average common equity is determined by dividing net income before extraordinary gain by average common equity.

(3) Return on average assets is determined by dividing net income before extraordinary gain by average assets.

(4) Net interest margin is determined by dividing net interest income (fully taxable equivalent) by average interest-earning assets.

(5) The efficiency ratio is determined by dividing total noninterest expense by an amount equal to net interest income (fully taxable equivalent) plus noninterest income.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

The following discussion and analysis presents our consolidated financial condition and results of operations for the years ended December 31, 2008, 2007 and 2006. This discussion should be read together with the *"Selected Consolidated Financial Data,"* our consolidated financial statements and the notes related thereto which appear elsewhere in this Annual Report on Form 10-K.

Executive Overview

Introduction

We are a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a broad array of financial services through our wholly owned banking subsidiary, Eurobank, and our wholly owned insurance agency subsidiary, EuroSeguros. As of December 31, 2008, we had, on a consolidated basis, total assets of $2.860 billion, net loans and leases of $1.742 billion, total investments of $898.7 million, total deposits of $2.084 billion, other borrowings of $592.5 million, and stockholders' equity of $156.6 million. We currently operate through a network of 26 branch offices located throughout Puerto Rico.

Our management team has implemented a strategy of building our core banking franchise by focusing on commercial loans, our investment portfolio, business transaction accounts, and the mortgage business. We believe that this strategy will increase recurring revenue streams, enhance profitability, broaden our product and service offerings and continue to build stockholder value.

2008 Key Performance Indicators

We believe the following were key indicators of our performance and results of operations in 2008:

- our total assets grew to $2.860 billion at the end of 2008, representing an increase of 3.96%, from $2.751 billion at the end of 2007;
- our net loans and leases decreased to $1.742 billion at the end of 2008, representing a decrease of 4.81%, from $1.830 billion at the end of 2007, resulting primarily from our decision to strategically pare back our automobile leasing operations, including the sale of $37.7 million in lease financing contracts in March 2008;
- our investment securities grew to $898.7 million at the end of 2008, representing an increase of 19.63%, from $751.3 million at the end of 2007;
- our total deposits grew to $2.084 billion at the end of 2008, representing an increase of 4.58%, from $1.993 billion at the end of 2007;
- our short-term borrowings increased to $592.5 million, representing an increase of 8.22%, from $547.5 million at the end of 2007;
- our nonperforming assets increased to $177.4 million, or by 58.96%, in 2008, from $111.6 million at the end of 2007;
- our total revenue decreased to $170.5 million in 2008, representing a decrease of 6.34%, from $182.0 million in 2007;
- our net interest margin and spread on a fully taxable equivalent basis was 2.33% and 1.99% in 2008, respectively, compared to 2.80% and 2.29% in 2007;
- our provision for loan and lease losses grew to $42.3 million in 2008, representing an increase of 66.93%, from $25.3 million in 2007;

- our total noninterest income grew to $11.5 million in 2008, representing an increase of 32.05%, from $8.7 million in 2007;

- our total noninterest expense grew to $50.9 million in 2008, representing an increase of 5.58%, from $48.2 million in 2007; and

- for 2008, we recorded a tax benefit of $13.2 million, compared to an income tax benefit of $249,000 for 2007.

These items, as well as other factors, resulted in a net loss for 2008 of $11.3 million, compared to a net income of $3.2 million in 2007, or a loss of $0.62 per common share for 2008, compared to earnings of $0.13 per common share for 2007, assuming dilution. Financial results for the year ended December 31, 2008 when compared to year 2007 were predominantly impacted by an increase of $17.0 million in the provision for loan and lease losses and a decrease of $10.6 million in the net interest income. The increase in our provision for loan and lease losses was primarily related to our commercial and construction loan portfolios, which reported further deterioration due to current economic conditions requiring some of them to be classified as impaired loans under SFAS No. 114 or an increase in their specific allowances. The decrease in our net interest income was mainly due to the interest rate cuts by the Federal Reserve accompanied by increased average interest-earning assets and average interest-bearing liabilities, and an increase in nonaccrual loans. These items are discussed in further detail throughout this *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* section of this Annual Report on Form 10-K.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions. The following is a description of our significant accounting policies used in the preparation of the accompanying consolidated financial statements.

Loans and Allowance for Loan and Lease Losses

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding unpaid principal balances adjusted by any charge-offs, unearned finance charges, allowance for loan and lease losses, and net deferred nonrefundable fees or costs on origination. The allowance for loan and lease losses is an estimate to provide for probable losses that have been incurred in our loan and lease portfolio. Losses are charged and recoveries are credited to the allowance account at the time a loss is incurred or a recovery is received. The allowance for loan and lease losses amounted to $41.6 million, $28.1 million and $18.9 million as of December 31, 2008, 2007 and 2006, respectively. Losses charged to the allowance amounted to $31.1 million, $18.3 million and $18.8 million as of December 31, 2008, 2007 and 2006, respectively. Recoveries were credited to the allowance in the amounts of $2.3 million, $2.1 million and $2.6 million for those same periods, respectively. For additional information on the allowance for loan and lease losses, see the section of this discussion and analysis captioned *"Allowance for Loan and Lease Losses"* and *"Note 2(i) – Loans and Allowance for Loan and Lease Losses"* to our consolidated financial statements included herein.

Servicing Assets

We have no contracts to service loans for others, except for servicing rights retained on lease sales. The total cost of loans or leases to be sold with servicing assets retained is allocated to the servicing assets and the loans or leases (without the servicing assets), based on their relative fair values. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. In addition, we assess capitalized servicing assets for impairment based on the fair value of those assets.

To estimate the fair value of servicing assets we consider prices for similar assets and the present value of expected future cash flows associated with the servicing assets calculated using assumptions that market participants would use in estimating future servicing income and expense, including discount rates, anticipated prepayment and credit loss rates. For purposes of evaluating and measuring impairment of capitalized servicing assets, we evaluate separately servicing retained for each loan portfolio sold. The amount of impairment recognized, if any, is the amount by which the capitalized servicing assets exceed its estimated fair value. Impairment is recognized through a valuation allowance with changes included in current operations for the period in which the change occurs. As of December 31, 2008, we utilized the following key assumptions for the impairment analysis of the servicing assets related to the sale of lease financing contracts completed in March 2008: prepayment rate of 18.24%; weighted average live of 2.73 years; and a discount rate of 9.00%. This impairment analysis revealed that there was no impairment. There was no sale of lease financing contracts during 2007. Servicing assets are included as part of other assets in the balance sheets. Servicing assets' book value amounted to $1.2 million, $148,000 and $782,000 as of December 31, 2008, 2007 and 2006, respectively. Servicing assets as of December 31, 2007 and 2006 were related to lease financing contracts sold in or before 2005.

Other Real Estate Owned and Repossessed Assets

Other real estate owned, or OREO, and repossessed assets, normally obtained through foreclosure or other workout situations, are initially recorded at the lower of net realizable value or book value at the date of foreclosure, establishing a new cost basis. Any resulting loss is charged to the allowance for loan and lease losses. Appraisals of other real estate properties are made periodically after their acquisition, as necessary. Valuations of repossessed assets are made periodically after their acquisition. For OREO and repossessed assets, a comparison between the appraised value and the carrying value is performed. Additional declines in value after acquisition, if any, are charged to current operations. Gains or losses on disposition of OREO and repossessed assets, and related operating income and maintenance expenses, are included in current operations. Other real estate owned amounted to $8.8 million, $8.1 million and $3.6 million as of December 31, 2008, 2007 and 2006, respectively.

Other repossessed assets amounted to $4.7 million, $5.4 million and $9.4 million for those same periods, respectively. Other repossessed assets are mainly comprised of vehicles from our leasing operation and boats from our marine loans portfolio.

We monitor the total loss ratio on sale of repossessed assets, which is determined by dividing the sum of declines in value, repairs and gain or loss on sale by the book value of repossessed assets sold at the time of repossession. Repossessed vehicles amounted to $3.5 million, $4.3 million and $8.3 million as of December 31, 2008, 2007 and 2006, respectively. The total loss ratio on sale of repossessed vehicles was 13.85%, 9.63% and 6.30% for those same years, respectively. These increases in our total loss ratio on the sale of repossessed vehicles were directly attributable to our decision of being more aggressive in the sale of repossessed vehicles in an effort to expedite the disposition of inventory. During 2008, we sold 1,434 vehicles and repossessed 1,406 vehicles, moving our inventory of repossessed vehicles to 297 units as of December 31, 2008, from 325 units as of December 31, 2007, after selling 1,855 vehicles and repossessing 1,616 vehicles, from 564 units in inventory as of December 31, 2006. During 2007, the increase in our total loss ratio on the sale of repossessed vehicles was directly attributable to our strategy of being more aggressive in the sale of repossessed vehicles in an attempt to expedite the disposition of slow moving inventory. This strategy resulted in an increase of approximately 39.18% in the number of repossessed vehicles in inventory over six months that were sold during 2007, when compared to 2006. During 2007, we sold 405 units in inventory over six months, compared to 291 units in inventory over six months sold during 2006.

Repossessed equipment amounted to $6,000, $88,000 and $39,000 as of December 31, 2008, 2007 and 2006, respectively. For those same years, the total amount of repossessed equipment sold amounted to $266,000, $253,000 and $891,000, respectively. For the year ended December 31, 2008, the total gain on sale of repossessed equipment was $20,000, compared to a total gain of $32,000 and a total loss of $413,000 for the years ended December 31, 2007 and 2006, respectively. The decrease in the total loss on sale of repossessed equipment for year 2007 was mainly due to a decrease in the amount of repossessed equipment.

Total repossessed boats amounted to $1.2 million, $991,000 and $1.1 million for those same years, respectively. For the year ended December 31, 2008, the total loss on sale of repossessed boats was $546,000, compared to $338,000 and $539,000 for the years ended December 31, 2007, and 2006, respectively. The change in the total loss on sale of repossessed boats during 2008 and 2007 was mainly due to fluctuations in the amount of repossessed boats sold. During 2008, the total of repossessed boats sold increased by 54.85%, or $611,000, to $1.7 million, after decreasing by 57.48%, or $1.5 million, to $1.1 million in 2007, from $2.6 million in 2006. During 2008 and 2007, we sold 23 boats and 18 boats, respectively, and repossessed 20 boats and 16 boats, respectively, decreasing our inventory of repossessed boats to 15 units as of December 31, 2008, from 18 units as of December 31, 2007 and from 20 units as of December 31, 2006. As of December 31, 2008, 2007 and 2006, our boat financing portfolio amounted to $30.3 million, $35.0 million and $37.4 million, respectively.

In 2008, the total loss on sale of OREO was $48,000 over twenty-five properties sold with an aggregate book value of approximately $4.7 million, compared to a total loss of $153,000 over seven properties sold in 2007 with an aggregate book value of approximately $835,000 and a total gain of $454,000 over eleven properties sold with an aggregate book value of approximately $4.0 million in 2006. As of December 31, 2008, our OREO consisted of 36 properties with an aggregate value of $8.8 million, compared to 45 properties with an aggregate value of $8.1 million as of December 31, 2007, and 18 properties with an aggregate value of $3.6 million as of December 31, 2006.

For additional information relating to OREO and the composition of other repossessed assets, see the section of this discussion and analysis captioned *"Nonperforming Loans, Leases and Assets."*

Investment Securities

We review the investment portfolio based on the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*. These analyses are performed taking into consideration current U.S. market conditions, projected cash flows and the present value of the projected cash flows. Declines in fair value of securities below their cost that are deemed to be other than temporary result in an impairment that is charged to operations and a new cost basis for the security is established. To determine whether an impairment is other than temporary, we consider whether it has the ability and intent to hold the investment until a market price recovery or maturity and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee. Premiums and discounts are amortized over the estimated average life of the related investment security available for sale as an adjustment to yield using a method that approximates the interest method. Additionally, we anticipate estimated prepayments on mortgage-backed securities in the amortization of premiums and accretion of discounts on such securities. Dividend and interest income are recognized when earned.

Results of Operations for the Years Ended December 31, 2008, 2007 and 2006

Net Interest Income and Net Interest Margin

Net interest income, our principal source of earnings, is the difference between interest income, principally from loan, lease and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

Net interest income was $57.3 million during the year December 31, 2008, compared to $67.9 million during the year ended December 31, 2007 and $66.8 million during the year ended December 31, 2006, representing a decrease of $10.6 million, or 15.56% in 2008, and a $1.1 million increase, or 1.60%, in 2007. The decrease in net interest income during 2008 was mainly driven by the net effect of decreased yields and cost of funds resulting from interest rate cuts by the Federal Reserve accompanied by increased average interest-earning assets and average interest-bearing liabilities, and an increase in nonaccrual loans, as explained further below. During 2007, the increase in net interest income resulted from the net effect of an increase in average interest-earning assets and increased yields from higher interest rates, and an increase in average interest-bearing liabilities and increased cost of funds. These changes in rates and volumes are shown on table on page 45.

Total interest income decreased by 8.26% to $159.0 million in 2008, compared to $173.3 million in 2007, and $162.1 million in 2006. The average interest yield earned on a fully taxable equivalent basis on interest-earning assets decreased to 6.61% in 2008, from 7.73% in 2007 and 7.53% in 2006. The decrease in the average interest yield on a fully taxable equivalent basis during 2008 was mainly attributable to the net effect of decreased loan yields resulting from interest rate cuts of 100 basis points during the last four months of 2007, and additional rate cuts of 75 basis points in March 2008, 25 basis points in May 2008, and 175 basis points during the fourth quarter of 2008, while average net loans during 2008 decreased when compared to 2007. These interest rate cuts negatively impacted average yields on our commercial and construction loans since a significant portion of these portfolios were variable rate loans. As of December 31, 2008 and 2007, approximately 73.63% and 75.38% of our commercial and construction loans were variable rate loans, respectively. The average interest yield on a fully taxable equivalent basis earned on net loans decreased to 6.45% for the year ended December 31, 2008, from 8.13% and 8.00% for years 2007 and 2006, respectively. Average net loans were $1.803 billion in 2008, compared to $1.781 billion in 2007 and $1.644 billion in 2006. Also, total interest income and loan yields were impacted by the effect caused by a $72.3 million increase in nonaccrual loans during 2008, primarily during the fourth quarter of 2008, and a $31.7 million increase in nonaccrual loans during 2007. The amount of interest income we ceased to accrue on nonaccrual loans amounted to $8.1 million in 2008, compared to $5.5 million and $3.3 million in 2007 and 2006, respectively, while during the fourth quarter of 2008, it amounted to $3.1 million, compared to $1.6 million during the previous quarter. The amount of interest income we ceased to accrue during the fourth quarter of 2008 represented a reduction of approximately 46 basis points in the average interest yield on a fully taxable equivalent basis earned on net loans. The increase during the fourth quarter of 2008 when compared to the previous quarter was directly related to the amount of loans placed in nonaccrual status, which increased from $92.3 million as of September 30, 2008 to $141.3 million as of December 31, 2008.

Total interest expense decreased by 3.56% to $101.7 million in 2008, compared to $105.5 million in 2007, after increasing by 10.60% from $95.4 million in 2006. The decrease in total interest expense during 2008 mainly resulted from the net effect of a decrease in the cost of funds mainly caused by our strategy of calling back our broker callable broker deposits, as explained further below, partially offset by an increase in interest-bearing liabilities. During 2007, the increase in average liabilities were substantially in broker deposits and other borrowings, both of which were higher cost categories resulting in increased interest expense. The average interest rate on a fully taxable equivalent basis paid for interest-bearing liabilities was 4.62% in 2008, 5.44% in 2007 and 5.20% in 2006. Average interest-bearing liabilities increased by 14.02% to $2.476 billion in 2008, after increasing by 2.96% to $2.172 billion in 2007, from $2.109 billion in 2006. During the first quarter of 2008, we called $162.4 million in broker deposits that paid an average rate of 5.50% and had a total of $463,000 in unamortized commissions that were written-off during that quarter. Also, between May 2008 and July 2008, we wrote-off $176,000 in unamortized commissions related to $105.7 million in broker deposits that paid an average rate of 5.37% and were called during that period. We did not call back any broker deposits during the fourth quarter of 2008.

Net interest margin on a fully taxable equivalent basis decreased to 2.33% for the year ended December 31, 2008, from 2.80% and 2.86% for the years ended December 31, 2007 and 2006. Our net interest spread on a fully taxable equivalent basis decreased to 1.99% in 2008, from 2.29% in 2007 and 2.33% in 2006. The decrease in net interest margin and net interest spread during 2008 was mainly caused by decreased yields from interest rate cuts accompanied by a $72.3 million increase in nonaccrual loans, as previously mentioned, and increased average interest-bearing liabilities, which outpaced the reduction in interest rate paid. During 2007, the decline in the net interest margin and spread was primarily caused by an increase in the average cost of interest-bearing liabilities as a result of the rising short-term interest rates and the LIBOR inverted yield curve, which increased at a faster rate than the yield on earning-assets; and to the fact that the increase in average deposits was substantially in broker deposits, a higher cost category. In addition, during 2007, our net interest margin and spread were also affected by decreases in the prime rate, primarily during the fourth quarter of 2007. During 2006, our net interest margin and spread were also affected by the write-off of $626,000 in unamortized placement costs related to the redemption of $25.8 million of floating rate junior subordinated deferrable interest debentures, as previously mentioned.

The following table set forth, for the periods indicated, our average balances of assets, liabilities and stockholders' equity, in addition to the major components of net interest income and our net interest margin. Net loans and leases shown on these tables include nonaccrual loans although interest accrued but not collected on these loans is placed in nonaccrual status and reversed against interest income.

	Year Ended December 31,								
	2008			2007			2006		
	Average Balance	Interest	Average Rate/ Yield[1]	Average Balance	Interest	Average Rate/ Yield[1]	Average Balance	Interest	Average Rate/ Yield[1]
	(Dollars in thousands)								
ASSETS:									
Interest-earning assets:									
Net loans and leases[2]	$1,802,703	$115,274	6.45%	$1,780,719	$143,360	8.13%	$1,643,587	$ 130,003	8.00%
Securities of U.S. government agencies[3]	553,540	27,391	6.88	482,605	22,690	6.53	604,606	27,137	6.45
Other investment securities[3]	250,704	14,704	8.15	72,919	3,883	7.40	46,083	2,296	7.03
Puerto Rico government obligations[3]	7,451	340	6.34	8,149	385	6.57	9,397	412	6.29
Securities purchased under agreements to resell and federal funds sold	34,798	801	2.80	37,826	2,042	6.14	34,841	1,791	5.57
Interest-earning deposits	23,018	500	2.17	18,579	964	5.19	9,565	507	5.30
Total interest-earning assets	$2,672,214	$159,010	6.61%	$2,400,797	$173,324	7.73%	$2,348,079	$ 162,146	7.53%
Total noninterest-earning assets	115,619			100,660			80,735		
TOTAL ASSETS	$2,787,833			$2,501,457			$2,428,814		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing liabilities:									
Money market deposits	$18,983	$ 599	3.17%	$18,361	$ 532	2.91%	$ 25,470	$584	2.31%
NOW deposits	45,633	1,163	2.55	47,068	1,169	2.49	46,330	1,035	2.24
Savings deposits	117,857	2,665	2.26	141,120	3,497	2.48	184,824	4,386	2.37
Time certificates of deposit in denominations of $100,000 or more[4]	261,627	10,859	4.17	236,183	12,064	5.28	204,527	8,883	4.58
Other time deposits[5]	1,460,662	65,223	4.83	1,331,646	67,414	5.48	1,148,973	53,657	5.09
Other borrowings[6]	571,644	21,207	5.01	397,515	20,794	6.95	499,275	26,818	7.17
Total interest-bearing liabilities	$2,476,406	$101,716	4.62%	$2,171,893	$105,470	5.44%	$ 2,109,399	$ 95,363	5.20%
Noninterest-bearing liabilities:									
Noninterest-bearing deposits	113,275			119,004			128,551		
Other liabilities	30,039			35,735			25,830		
Total noninterest-bearing liabilities	143,314			154,739			154,381		
STOCKHOLDERS' EQUITY	168,113			174,825			165,034		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,787,833			$2,501,457			$2,428,814		
Net interest income[7]		$57,294			$67,854			$ 66,783	
Net interest spread[8]			1.99%			2.29%			2.33%
Net interest margin[9]			2.33%			2.80%			2.86%

(1) Interest yield and expense is calculated on a fully taxable equivalent basis assuming a 39% tax rate for the years ended December 31, 2008 and 2007, and a 43.5% tax rate for 2006.

(2) The amortization of net loan costs or fees has been included in the calculation of interest income. Net loan costs were approximately $38,000, $838,000 and $539,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Loans includes nonaccrual loans, which balance as of the periods ended December 31, 2008, 2007 and 2006 was $141.3 million, $69.0 million and $37.3 million, respectively, and are net of the allowance for loan and lease losses, deferred fees, unearned income, and related direct costs.

(3) Available-for-sale investments are adjusted for unrealized gain or loss.

(4) Certain adjustments were made to comparable periods resulting from the reclassification of broker master certificate agreements to the caption "other time deposits."

(5) For 2007, interest expense on other time deposits was reduced by approximately $616,000 of capitalized interest on construction in progress. This capitalized interest was mainly related to the improvements being performed to our new headquarters purchased in February 2007.

(6) For 2006, interest expense on other borrowings includes the write-off of approximately $626,000 in unamortized placement costs related to the redemption of $25.8 million of floating rate junior subordinated deferrable interest debentures on December 18, 2006, as previously mentioned.

(7) Net interest income on a tax equivalent basis was $62.2 million, $67.3 million and $67.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(8) Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities on a fully taxable equivalent basis.

(9) Represents net interest income on a fully taxable equivalent basis as a percentage of average interest-earning assets.

The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate). All changes in interest owed and paid for interest-earning assets and interest-bearing liabilities are attributable to either volume or rate. The impact of changes in the mix of interest-earning assets and interest-bearing liabilities is reflected in our net interest income.

	Year Ended December 31,					
	2008 Over 2007 Increases/(Decreases) Due to Change in			2007 Over 2006 Increases/(Decreases) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
INTEREST EARNED ON:						
Net loans[1]	$ 1,770	$ (29,856)	$ (28,086)	$ 10,847	$2,510	$13,357
Securities of U.S. government agencies	3,335	1,366	4,701	(5,476)	1,029	(4,447)
Other investment securities	9,467	1,354	10,821	1,337	250	1,587
Puerto Rico government obligations	(33)	(12)	(45)	(55)	28	(27)
Securities purchased under agreements to resell and federal funds sold	(163)	(1,078)	(1,241)	153	98	251
Interest-earning deposits	230	(694)	(464)	478	(21)	457
Total interest-earning assets	$ 14,606	$ (28,920)	$ (14,314)	$7,284	$ 3,894	$11,178
INTEREST PAID ON:						
Money market deposits	$ 18	$ 49	$ 67	$ (163)	$ 111	$(52)
NOW deposits	(36)	30	(6)	16	118	134
Savings deposits	(576)	(256)	(832)	(1,037)	148	(889)
Time certificates of deposit in denominations of $100,000 or more[2]	1,300	(2,505)	(1,205)	1,375	1,806	3,181
Other time deposits[3]	6,531	(8,722)	(2,191)	8,531	5,226	13,757
Other borrowings[4]	6,109	(8,696)	413	(5,466)	(558)	(6,204)
Total interest-bearing liabilities	$ 16,346	$ (20,100)	$ (3,754)	$3,256	$6,851	$10,107
Net interest income	$ (1,740)	$ (8,820)	$ (10,560)	$ 4,028	$ (2,957)	$1,071

(1) The amortization of loan costs or fees has been included in the calculation of interest income. Net loan costs were approximately $38,000, $838,000 and $539,000 for the years ended December 31, 2008, 2007 and 2006, respectively. Loans includes nonaccrual loans, which balance as of the periods ended December 31, 2008, 2007 and 2006 was $141.3 million, $69.0 million and $37.3 million, respectively, and are net of the allowance for loan and lease losses, deferred fees, unearned income, and related direct costs.

(2) Certain adjustments were made to comparable periods resulting from the reclassification of broker master certificate agreements to the caption "other time deposits."

(3) For 2007, interest expense on other time deposits was reduced by approximately $616,000 of capitalized interest on construction in progress. This capitalized interest was mainly related to the improvements being performed to our new headquarters purchased in February 2007.

(4) For 2006, interest expense on other borrowings includes the write-off of approximately $626,000 in unamortized placement costs related to the redemption of $25.8 million of floating rate junior subordinated deferrable interest debentures on December 18, 2006, as previously mentioned.

Provision for Loan and Lease Losses

The provision for loan and lease losses was $42.3 million, $25.3 million and $16.9 million in 2008, 2007 and 2006, respectively, or 146.86%, 156.97% and 104.64% of net charge-offs during those same periods. The increase in the provision for loan and lease losses during 2008 was primarily related to our commercial and construction loan portfolios, which reported further deterioration due to current economic conditions resulting in higher credit losses and increased specific allowances on impaired loans, as previously mentioned. The increase in our provision for loan and lease losses during 2007 was mainly caused by three business relationships, which became impaired during the third quarter of 2007 and required a specific allowance of $4.5 million; the increase in our loan portfolio; and the overall economic conditions. As of December 31, 2008, 2007 and 2006, impaired loans amounted to $264.2 million, $84.4 million and $39.2 million, respectively, with related specific allowances amounting to $22.4 million, $9.5 million and $2.2 million for those same periods. Net charge-offs were $28.8 million, $16.1 million and $16.2 million in 2008, 2007 and 2006, respectively. For more detail on impairments and net charge-offs, please refer to the sections of this discussion and analysis captioned *"Nonperforming Loans, Leases and Assets"* and *"Allowance for Loan and Lease Losses."*

Noninterest Income

The following table set forth the various components of our noninterest income for the periods indicated:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Service charges and other fees	$10,396	90.7%	$9,584	110.4%	$8,476	108.7%
Gain on sale of loans and leases, net	1,468	12.8	380	4.4	401	5.1
Gain (loss) on sale of securities	191	1.7	-	-	(1,092)	(14.0)
(Loss) gain on sale of other real estate owned, repossessed assets, and on disposition of other assets, net	(596)	(5.2)	(1,286)	(14.8)	16	0.2
Total noninterest income	$11,459	100.0%	$8,678	100.0%	$7,801	100.0%

Our total noninterest income was $11.5 million, compared to $8.7 million in 2007 and $7.8 million in 2006, representing an increase of 32.05% and 11.24% in 2008 and 2007, respectively. Noninterest income as a percentage of average assets remained at approximately 0.4% during 2008 and 2007, compared to 0.3% in 2006.

Our largest noninterest income source is service charges and other fees, primarily on deposit accounts. For 2008, this income source amounted to $10.4 million, compared to $9.6 million and $8.5 million in 2007 and 2006, respectively. For the year ended December 31, 2008, the increase in service charges and other fees was mainly due to the recording in June 2008 of $596,000 in income related to the partial redemption of Visa, Inc. shares of stock as part of a series of transactions arising out of the restructuring of Visa, Inc. to become a public company; and also, to a $186,000 increase in service charges on deposits accounts, mainly from increases in ATM and POS fees from a change in the fee structure during the first quarter of 2008. The increase in 2007 was mainly due to a $234,000 increase in non-sufficient fund charges on deposit accounts, $103,000 in ATM merchant fees, $168,000 in trust fees, $130,000 in other fees on loan accounts, $105,000 leasing license commissions, and $259,000 in miscellaneous income mainly related to our credit card operations.

During 2008, gain on sale of loans and leases amounted to $1.5 million, compared to $380,000 in 2007 and $401,000 in 2006. This source of noninterest income is derived primarily from the sale of mortgage loans and lease financing contracts. In March 2008, we sold lease financing contracts on a limited recourse basis to a third party with carrying values of $37.7 million. We retained servicing responsibilities of the lease financing contracts sold. We surrendered control of the lease financing receivables, as defined by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and accounted for this transaction as sale, recognizing a net gain of approximately $1.2 million. We did not sell lease financing contracts during 2007 and 2006. While estimated losses on the limited recourse obligations assumed in the sale of our lease financing contracts are not significant, we established an allowance of $471,000 in March 2008, of which $331,000 remains and have been included in the other liabilities section of our balance sheet as of December 31, 2008.

During 2008, we sold $23.9 million in mortgage loans to other financial institutions, compared to $16.7 million and $13.8 million in 2007 and 2006, respectively. In addition, during 2008 and 2007, we sold $162,000 and $281,000, in individual residential construction loans sold to other financial institution, respectively. We did not retain the servicing rights on these loans and we accounted for this transaction as a sale, resulting in a gain of approximately $291,000, $380,000 and $401,000 for those same periods.

During the third quarter of 2008, we recognized a $191,000 gain on sale of $18.9 million in investment securities. In 2006, we recognized a $1.1 million loss on sale of $50.1 million in FHLB and mortgage backed securities. These investments were sold in an effort to improve the yields of the available for sale securities portfolio. There was no sale of investments in 2007.

Our final component of net noninterest income is the net gain or loss on the sale of other real estate owned, repossessed assets and other assets. During 2008, we experienced a net loss in this component of $596,000, compared to $1.3 million in 2007 and a net gain of $16,000 in 2006. During 2008, change in the net loss on sale of repossessed assets was mainly due to a reduction on vehicles sold, as explained further below. The net loss on sale of other real estate owned, repossessed assets and other assets during 2007 was directly attributable to our strategy of being more aggressive in the sale of repossessed vehicles, particularly slow moving inventory, to expedite their disposition and avoid the build up of our repossessed vehicles inventory, primary during the first and second quarter of 2007. During 2008, we sold 1,434 vehicles and repossessed 1,406 vehicles, resulting in an inventory of repossessed vehicles of 297 units as of December 31, 2008, compared to 1,855 and 1,616 vehicles sold and 1,865 and 1,745 vehicles repossessed during 2007 and 2006, respectively, resulting in an inventory of 325 units and 564 units as of December 31, 2007 and 2006, respectively. For more details on repossessed assets please refer to the section of this discussion and analysis captioned *"Nonperforming Loans, Leases and Assets."*

Noninterest Expense

The following table set forth a summary of noninterest expenses for the periods indicated:

	Year Ended December 31,					
	2008		2007		2006	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Salaries and employee benefits	$20,088	39.6%	$19,890	41.1%	$17,507	40.3%
Occupancy and equipment	11,414	22.4	10,899	22.6	9,565	22.0
Professional services, including directors' fees	5,454	10.7	4,496	9.3	4,104	9.5
Office supplies	1,283	2.5	1,375	2.9	1,394	3.2
Other real estate owned and other repossessed assets expenses	2,403	4.7	2,340	4.9	2,290	5.3
Promotion and advertising	882	1.7	1,492	3.1	1,200	2.8
Lease expenses	523	1.0	507	1.1	776	1.8
Insurance	3,111	6.1	1,865	3.9	1,053	2.4
Municipal and other taxes	2,030	4.0	1,837	3.8	1,657	3.8
Commissions and service fees credit and debit cards	1,988	3.9	1,445	3.0	1,324	3.1
Other noninterest expense	1,739	3.4	2,079	4.3	2,516	5.8
Total noninterest expense	$50,915	100.0%	$48,225	100.0%	$43,386	100.0%

Our total noninterest expense increased to $50.9 million in 2008, from $48.2 million in 2007 and $43.4 million in 2006. This represents a year over year increase in noninterest expense of 5.58% for 2008 and 11.15% for 2007. The increase in noninterest expense during 2008 was mainly attributable to increases in occupancy and equipment expenses, professional services and insurance expenses, primarily as a result of the FDIC's new insurance premium assessment, net of decrease in promotional and other expenses. During 2007, the increase in noninterest expense was primarily attributable to increases in personnel and occupancy costs, professional services, and insurance expense, mainly related to the FDIC's new insurance premium assessment. Noninterest expenses as a percentage of average assets was 1.83% in 2008, compared to 1.93% in 2007 and 1.79% in 2006. Our efficiency ratio was 69.11% in 2008, 63.48% in 2007 and 57.9% in 2006. The efficiency ratio is determined by dividing total noninterest expense by an amount equal to net interest income on a fully taxable equivalent basis plus noninterest income.

We anticipate that the overall volume of our noninterest expense will continue to increase as we grow. However, we remain committed to controlling costs and efficiency and expect to moderate these increases relative to our revenue growth.

Salaries and employee benefit expenses increased to $20.1 million in 2008, from $19.9 million in 2007. This slight increase mainly resulted from the net effect of a $562,000 decrease in salary expenses off-set by a $759,000 decrease in deferred loan origination costs because of a reduction in loan originations during the year.

Salaries and employee benefit expenses increased to $19.9 million in 2007, from $17.5 million in 2006. This increase was mainly attributable to an increase of approximately $2.0 million in salary adjustments and expanded personnel for business growth, after considering a decrease of $1.1 million in costs deferred upon a reduction in leasing originations; a $202,000 increase related to the opening of four branches during 2007; and an increase of approximately $217,000 related to employees' benefits, mainly related to an increase in the medical plan expense.

Occupancy and equipment expenses increased to $11.4 million in 2008 from $10.9 million in 2007. This increase was mainly related to a $124,000 increase in equipment maintenance, a $96,000 increase in utilities, and a $265,000 increase in security services, primarily attributable to the expansion of our branch network.

Occupancy and equipment expenses increased to $10.9 million in 2007 from $9.6 million in 2006. This increase was mainly attributable to an increase of approximately $350,000 related to the opening of our most four recent branches throughout 2007, an increase of approximately by $91,000 related to the growth of our residential mortgage business, and a increase of approximately $893,000 primarily related to an increase in utilities, equipment maintenance, property tax expenses, and data communications, and security services, of which approximately $157,000 was related to our new headquarters.

Professional and directors' fees were $5.5 million, $4.5 million and $4.1 million, or 10.7%, 9.3% and 9.5% of total noninterest expenses, in 2008, 2007 and 2006, respectively. The increase in professional and directors' fess during 2008 was mainly due to the net effect of: an increase of $563,000 related to the information technology outsourcing agreement entered with Telefónica Empresas ("TE") in August 2007; a $214,000 increase in professional fees mainly related to internal audit outsourcing fees and other management consulting services; a decrease of $120,000 in legal fees; and a $188,000 increase in regulatory examination fees as a consequence of our asset growth. In connection with the TE outsourcing agreement, during the year ended December 31, 2008, the Bank experienced a reduction of $589,000 in related salaries and employee benefits and achieved estimated savings of $416,000 in other operational costs, all transferred to TE. During 2007, the increase in professional and directors' fees was mainly due to $580,000 in fees related to the information technology outsourcing agreement we entered with Telefónica Empresas in August 2007, which include one time fees of $73,000; $125,000 in legal fees related to this outsourcing agreement; $441,000 in other compliance consulting services, primarily in connection with the Cease and Desist Order, as previously mentioned; $61,000 in internal audit consulting services; and $14,000 in other legal fees in connection with our trust operations.

Promotion and advertising amounted to $882,000 in 2008, $1.5 million in 2007 and $1.2 million in 2006. The decrease in promotion and advertising expenses during 2008 was mainly because of a cost reduction strategy. During 2007, the increase was mainly attributable to an advertising campaign, primarily related to our residential mortgage loan department, to take advantage of opportunities on the Island.

Insurance expenses increased to $3.1 million in 2008, from $1.9 million in 2007 and $1.1 million for 2006. These increases in insurance expense were mainly related to the FDIC's new insurance premium assessment, which commenced in January 2007 and, during that year, were net of the one time assessment credit of $669,000. For the years ended December 31, 2008, 2007 and 2006, total FDIC insurance premiums amounted to $2.2 million, $892,000 and $212,000, respectively. As previously mentioned, on October 16, 2008, the FDIC published a restoration plan designed to replenish the Deposit Insurance Fund over a period of five years and to increase the deposit insurance reserve ratio, which decreased to 1.01% of insured deposits on June 30, 2008, to the statutory minimum of 1.15% of insured deposits by December 31, 2013. For more information on FDIC's restoration plan please refer to the business section of this Annual Report on Form 10-K captioned *"FDIC Deposit Insurance Assessments."*

Commissions and service fees on credit and debit cards increased to $2.0 million in 2008, from $1.4 million in 2007, and $1.3 million in 2006. The increase during 2008 was mainly related to a $543,000 increase in merchant commissions and ATM services fees, primarily from a change in the fee structure. During 2007, the increase was mainly related to an increase in credit card transactions.

Other noninterest expenses decreased to $1.7 million for the year ended December 31, 2008, from $2.1 million and $2.5 million for the years ended December 31, 2007 and 2006, respectively. The decrease during 2008 was primarily attributable to a $238,000 decrease in other miscellaneous expenses mainly resulting from a boat's insurance claim recovery. During 2007, the decrease in other non-interest expenses was mainly associated with the provision for losses on off-balance sheet items and insurance claim receivables.

Provision for Income Taxes

Puerto Rico income tax law does not provide for the filing of a consolidated tax return; therefore, the income tax expense reflected in our consolidated income statement is the sum of our income tax expense and the income tax expenses of our individual subsidiaries. Our revenues are generally not subject to U.S. federal income tax.

Income tax expense is primarily the sum of two components: current tax expense and deferred tax expense (benefit). Current tax expense is calculated by applying our current tax rate to taxable income. The deferred tax expense (benefit) reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets and liabilities represent the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in our financial statements.

For the year ended December 31, 2008, we recorded an income tax benefit of $13.2 million, compared to an income tax benefit of $249,000 in 2007, and an income tax expense of $6.3 million in 2006. Our income tax provision for the year ended December 31, 2008, 2007 and 2006 was comprised of a current income tax expense of $52,000, $4.4 million and $7.3 million, respectively, and a deferred tax benefit of $12.9 million, $4.6 million and $684,000 for those same periods, respectively.

Our current income tax expense for the year ended December 31, 2008 decreased to $52,000, from $4.4 million and $7.3 million in 2007 and 2006, respectively. During 2008, the decrease in our current income tax expense was mainly due to the net effect of: (i) a loss before income taxes of $24.5 million for the year ended December 31, 2008, mainly related to the increase in net charge-offs and the decrease in net interest income, compared to an income before taxes of $3.0 million and $14.3 million for 2007 and 2006, respectively; and (ii) an increase in the exempt income as a percentage of total income during 2008.

Our deferred tax benefit for the year ended December 31, 2008 increased to $12.9 million, from $4.6 million and $684,000 in 2007 and 2006, respectively. The increase during the year ended December 31, 2008 was mainly due to the combined effect of: (i) an increase of $7.1 million in the deferred tax asset related to the net operating loss ("NOL") carryforward from the taxable loss in our banking subsidiary; and (ii) an increase of $5.8 million in the other net deferred tax assets primarily from an increase in our allowance for loan and lease losses. During 2007, the increase in the deferred tax benefit was mainly due to an increase in deferred tax assets mainly due to an increase in our provision for loan and lease losses as of December 31, 2007, primarily during the third quarter of 2007.

In addition, the income tax benefit for the year ended December 31, 2008, included an income tax benefit of $334,000, related to tax credits received from Puerto Rico's Treasury Department in excess of the amount paid on transactions under the law No. 197, as further explained below.

As of December 31, 2008, 2007 and 2006, we had net deferred tax assets of $23.8 million, $10.9 million and $6.3 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In making this assessment, management considers the scheduled reversal of deferred tax assets; projected future taxable income; our compliance with the Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*; and tax planning strategies. Based on management projections, we believe it is more likely than not that the benefits of these deductible differences at December 31, 2008 will be realized.

On March 9, 2009, the governor of Puerto Rico signed into law Act No. 7 (the "Act No. 7"), also know as Special Act Declaring a Fiscal Emergency Status to Save the Credit of Puerto Rico, which amended several sections of the Puerto Rico's Internal Revenue Code (the "Code"). Act No, 7 amended various income, property, excise, and sales and use tax provision of the Code. Under the provisions of Act No. 7, corporations, among other taxpayers, will be subject to surtax of 5% on the total tax determined (not on the taxable income). In addition, Act No. 7 imposes a special income tax of 5% on the net income of International Banking Entities ("IBE"), among a group of exempt taxpayers. Both, the 5% surtax and the special income tax rate of 5% are applicable for taxable years commencing after December 31, 2008 and prior January 1, 2012. Act No. 7 also revamps the alternative basic tax provisions of the Code. Under the revised version, our dividends, generally subject to a maximum 10% preferential rate tax, may now be subject to an effectively tax of 20% in the case of individuals with income (computed with certain addition of exempt income and income subject to preferential rates) in excess of $175,000, or 15% if such income is over $125,000. Act No. 7 provides for several additional changes to the Code, which the Company believes will have an inconsequential financial impact or are not applicable since are related to individuals taxpayers.

On December 14, 2007, the governor of Puerto Rico approved and signed Law No. 197, which offered tax credits to financial institutions on the financing of qualified residential mortgages. These tax credits varied based on whether the property to be financed was an existing dwelling or a new construction and whether it would be occupied by the buyer or was acquired for investment purposes. The tax credits were limited, subject to certain restrictions, to a maximum of a 20% of the property's selling price, or $25,000, whichever was lower. This law expired in November 2008, when the tax credits granted reached the total allotted amount of $220.0 million. The granted tax credits should be used during taxable years beginning after December 31, 2007 up to taxable year ended December 31, 2011, provided that in case of tax credits expiration, a reimbursement will be received from the Puerto Rico Treasury Department. As of December 31, 2008, we had $3.4 million in tax credits under Law No. 197.

On May 16, 2006, the governor of Puerto Rico approved and signed Law No. 98, the "Law of the 2006's Extraordinary Tax." This law imposed a prepaid tax of 5% over the 2005 taxable net income by for profit partnerships and corporations with gross income over $10.0 million. Total prepaid tax under Law No. 98 recorded during 2006 amounted to $196,000, which could be used in equal portions as a tax credit in the income tax return for the taxable years beginning after December 31, 2006. During 2007, we used $49,000 of this prepaid tax, while remaining balance is available for use in future taxable years.

On May 13, 2006, the governor of Puerto Rico approved and signed Law No. 89, which imposed an additional transitory tax raising the maximum statutory tax rate to 43.5% for taxable years beginning after December 31, 2005 and ending on or before December 31, 2006. This law also stated that for taxable years beginning after December 31, 2006, the maximum statutory tax rate will be 39%. The approval of this additional transitory tax over the original maximum statutory rate of 39% resulted in additional income tax expense of $755,000 for the year ended December 31, 2006.

Financial Condition

Our total assets as of December 31, 2008 were $2.860 billion, compared to $2.751 billion and $2.501 billion as of December 31, 2007 and 2006, respectively. The increase in our total assets during 2008 was primarily the net result of: (i) an increase of $27.4 million in cash and due from banks; (ii) a $31.9 million decrease in interest-bearing deposits; (iii) an increase of $44.5 million in federal funds sold; (iv) a $147.4 million increase in the investment securities portfolio; and (v) a decrease of $88.0 million in net loans, including the $37.7 million sale of lease financing contracts in March 2008, as previously mentioned. During 2007, the increase in our total assets was primarily the net result of a $31.3 million decrease in securities purchased under agreements to resell, a $173.4 million increase in our investment securities portfolio, a $98.5 million increase in of our loan portfolio, and a $18.2 million increase in premises and equipment.

Our total deposits increased by 4.58% to $2.084 billion in 2008, after increasing by 4.60% to $1.993 billion in 2007, from $1.905 billion as of December 31, 2006. The increase in deposits during 2008 and 2007 was mainly concentrated in broker deposits, as further explained in the section of this discussion and analysis captioned "*Deposits*." Other borrowings increased to $592.5 million in 2008, after increasing to $547.5 million in 2007, from $395.0 million as of December 31, 2006.

Stockholders' equity decreased by 12.98% to $156.6 million as of December 31, 2008, representing a decrease of $23.3 million from $179.9 million as of December 31, 2007. As of December 31, 2007, our stockholders' equity was $179.9 million, representing an increase of 5.91% from $169.9 million as of December 31, 2006, as further explained in the section of this discussion and analysis captioned "*Capital Resources and Capital Adequacy Requirements*."

Short-term Investments and Interest-bearing Deposits in Other Financial Institutions

We sell federal funds, purchase securities under agreements to resell, and deposit funds in interest-bearing accounts in other financial institutions to help meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested. As of December 31, 2008, 2007 and 2006, we had $400,000, $32.3 million and $49.1 million, respectively, in interest-bearing deposits in other financial institutions. Also, we had $24.5 million, $19.9 million and $51.2 million in securities purchased under agreements to resell as of those same dates, respectively. On a fully taxable equivalent basis, the yield on interest-bearing deposits, purchased securities under agreements to resell and federal funds sold was 2.55%, 5.83% and 5.46% for the years ended December 31, 2008, 2007 and 2006, respectively.

Investment Securities

Our investment portfolio primarily serves as a source of interest income and, secondarily, as a source of liquidity and a management tool for our interest rate sensitivity. We manage our investment portfolio according to a written investment policy implemented by our Asset/Liability Management Committee. Our investment policy is reviewed at least annually by our Board of Directors. Investment balances, including cash equivalents and interest-bearing deposits in other financial institutions, are subject to change over time based on our asset/liability funding needs and our interest rate risk management objectives. Our liquidity levels take into consideration anticipated future cash flows and all available sources of credits and are maintained at levels management believes are appropriate to assure future flexibility in meeting our anticipated funding needs.

Our investment portfolio mainly consists of securities classified as "available-for-sale" and a portion of securities we intend to hold until maturity, or "held-to-maturity securities." The carrying values of our available-for-sale securities are adjusted for unrealized gain or loss as a valuation allowance, and any unrealized gain or loss is reported on an after-tax basis as a component of other comprehensive income (loss). Held-to-maturity securities are presented at amortized cost.

The following table presents the composition, book value and fair value of our investment portfolio by major category as of the dates indicated:

	Available–for–Sale		Held–to–Maturity		Other Investments		Total	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)							
December 31, 2008:								
U.S. government agencies obligations	$ 27,524	$ 27,771	$ 2,457	$ 2,462	$ —	$ —	$ 29,981	$ 30,233
Collateralized mortgage obligations	442,509	423,727	105,307	104,796	—	—	547,816	528,524
Mortgage-backed securities	279,855	288,012	25,034	25,632	—	—	304,889	313,645
Commonwealth of Puerto Rico obligations	5,546	5,564	—	—	—	—	5,546	5,564
US Corporate Notes	7,975	5,941	—	—	—	—	7,975	5,941
Other investments	—	—	—	—	14,932	14,932	14,932	14,932
Total	$ 763,409	$ 751,017	$ 132,798	$ 132,891	$ 14,932	$ 14,932	$ 911,140	$ 898,839
December 31, 2007:								
U.S. government agencies obligations	$ 129,020	$ 129,398	$ 2,775	$ 2,762	$ —	$ —	$ 131,795	$ 132,160
Collateralized mortgage obligations	404,804	404,856	23,421	23,092	—	—	428,225	427,948
Mortgage-backed securities	163,552	164,390	4,649	4,598	—	—	168,201	168,988
Commonwealth of Puerto Rico obligations	5,616	5,716	—	—	—	—	5,616	5,716
US Corporate Notes	3,000	2,744	—	—	—	—	3,000	2,744
Other investments	—	—	—	—	13,354	13,354	13,354	13,354
Total	$ 705,992	$ 707,104	$ 30,845	$ 30,452	$ 13,354	$ 13,354	$ 750,191	$ 750,910
December 31, 2006:								
U.S. government agencies obligations	$ 178,533	$ 176,255	$ 3,165	$ 3,072	$ —	$ —	$ 181,698	$ 179,327
Collateralized mortgage obligations	305,044	300,192	29,878	29,142	—	—	334,922	329,333
Mortgage-backed securities	49,628	49,149	5,390	5,260	—	—	55,018	54,409
Commonwealth of Puerto Rico obligations	9,518	9,563	—	—	—	—	9,518	9,563
Other investments	—	—	—	—	4,329	4,329	4,329	4,329
Total	$ 542,723	$ 535,159	$ 38,433	$ 37,474	$ 4,329	$ 4,329	$ 585,485	$ 576,962

During 2008, our investment portfolio increased by approximately $147.4 million to $898.7 million, from $751.3 million as of December 31, 2007. This increase was primarily due to the net effect of:

(i) the purchase of $464.8 million in mortgage-backed securities, FHLB obligations, Puerto Rico government agencies obligations, and a corporate note;

(ii) prepayments of approximately $137.8 million on mortgage-backed securities and FHLB obligations;

(iii) $144.8 million in US government agencies, PR bonds, and private label collateral mortgage obligations that matured or were called-back during the year;

(iv) the sale of $10.0 million in a US agencies note, and $8.9 million in a US agencies mortgage-backed security, both sold in an effort to improve our net interest margin, as previously mentioned; and

(v) a decrease of $13.5 million in the market valuation on securities available for sale.

During 2007, the investment portfolio increased by approximately $173.4 million to $751.3 million as of December 31, 2007, from $577.9 million as of December 31, 2006. The increase during 2007 was primarily due to the net effect of:

(i) the purchase of $315.2 million in mortgage-backed securities and $3.0 million in corporate debt;

(ii) prepayments of approximately $104.7 million on mortgage-backed securities and FHLB obligations; and

(iii) $52.7 million in a FNMA note and various US and Puerto Rico government agencies obligations that matured or were called-back during the year.

As part of our investment strategy, we analyze different market opportunities in an attempt to improve the investment portfolio's average yield and to maintain an adequate average life. During the second half of 2007, the market presented some good investment opportunities as a result of the liquidity crises faced by some banks and brokers in the mainland, which made them sell part of their investment securities portfolios at wider spreads to reduce their total assets. We were able to acquire securities that improved our average yield and extended the average maturity of the portfolio. For the year ended December 31, 2007, we purchased approximately $318.2 million in mortgage-backed securities and corporate debt with an estimated average life of approximately 7.8 years and an estimated average yield of 6.02%. Purchased mortgage-backed securities included approximately $172.0 million in US agency obligations guaranteed by the US government sponsored enterprises and $142.2 million in private label collateral mortgage obligations with FICO scores and loan-to-values similar to FNMA and FHLMC underwriting standards and characteristics.

During 2008, we continued analyzing different market opportunities to reposition our investment portfolio in an attempt to improve its average yield and to maintain an adequate average life. During 2008, we were able to purchase approximately $464.8 million in mortgage-backed securities, FHLB obligations, Puerto Rico government agencies obligations, and a corporate note, all with an estimated average life of approximately 5.0 years and an estimated average yield of 5.4%. Purchased mortgage-backed securities totaled $408.1 million and included approximately $167.5 million in mortgage back securities issued by US government agencies and by US government sponsored enterprises, $127.0 million in collateralized mortgage obligations guaranteed by US government agencies and by US government sponsored enterprises, and $113.6 million in private label collateral mortgage obligations with FICO scores and loan-to-values similar to FNMA and FHLMC underwriting standards and characteristics.

For the year ended December 31, 2008, after the above-mentioned transactions, the estimated average maturity of the investment portfolio was approximately 5.7 years and the average yield was approximately 5.2%, compared to an estimated average maturity of 4.8 years and an average yield of 5.06% for 2007, and an estimated average maturity of 3.2 years and an average yield of 4.64% for the year ended December 31, 2006.

With the assistance of a third party provider, we reviewed the investment portfolio as of December 31, 2008 using cash flow and valuation models and considering the SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, for applicable securities.

During the review, the company identified securities with characteristics that warranted a more detailed analysis:

(i) One security for $1.1 million is a non-rated Trust Preferred Stock ("TPS"). For the TPS, the company reviewed the current performance of the security and the current financial position of the issuer.

(ii) Sixteen are private label mortgage-backed securities ("MBS") amounting to $44.4 million that have mixed credit ratings or other special characteristics. For each one of the MBS, the company reviewed the collateral performance and considered the impact of current economic trends. These analyses were performed taking into consideration current U.S. market conditions and trends, forward projected cash flows and the present value of the forward projected cash flows. We determined that, as of December 31, 2008, the estimated present value of all expected cash flows of these investments was at or above their book value. Some of the analysis performed to the downgraded mortgage-backed securities included:

   a. the calculation of their coverage ratios;

   b. current credit support;

c. total delinquency over sixty days;

d. average loan-to-values;

e. projected defaults considering a conservative additional downside scenario of (5)% in Housing Price Index values for each of the following three years;

f. a mortgage loan Conditional Prepayment Rate ("CPR") speed equal to the approximately last six months average for each security;

g. projected total future deal loss based on the previous conservative assumptions;

h. excess credit support protection;

i. projected tranche dollar loss; and

j. projected tranche percentage loss, if any, and economic value.

Based on this assessment, the company concluded that no other than temporary impairment needs to be recorded for this reporting period. For more information on fair market value of investment securities please refer to *"Note 4 – Investment Securities Available for Sale"* and *"Note 5 – Investment Securities Held to Maturity"* to our consolidated financial statements included herein.

Investment Portfolio — Maturity and Yields

The following table summarizes the estimated average maturity of investment securities held in our investment portfolio and their weighted average yields:

	Year ended December 31, 2008									
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total	
	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]
	(Dollars in thousands)									
Investments available–for–sale:[1][2]										
U.S. government agencies obligations	$ 21,221	4.31%	$ 6,551	5.23%	$ —	—%	$ —	—%	$ 27,772	4.53%
Mortgage backed securities[3]	1	6.62	72,444	4.80	188,289	5.17	27,278	5.63	288,012	5.12
Collateral mortgage obligations[3]	30,412	4.60	254,582	5.10	110,957	5.60	27,776	5.84	423,727	5.25
Commonwealth of Puerto Rico obligations	205	5.82	5,360	4.75	—	—	—	—	5,565	4.79
Us Corporate Notes	5,941	5.01	—	—	—	—	—	—	5,941	5.01
Total investments available-for-sale	$ 57,780	4.54%	$ 338,937	5.03%	$ 299,246	5.33%	$ 55,054	5.74%	$ 751,017	5.17%
Investments held–to–maturity:[2]										
U.S. government agencies obligations	$ 2,457	3.95%	$ —	—%	$ —	—%	$ —	—%	$ 2,457	3.95%
Mortgage backed securities[3]	—	—	—	—	25,034	4.95	—	—	25,034	4.95
Collateral mortgage obligations[3]	1,584	3.95	65,894	5.57	37,829	5.11	—	—	105,307	5.38
Total investments held-to-maturity	$ 4,041	3.95%	$ 65,894	5.57%	$ 62,863	5.05%	$ —	—%	$ 132,798	5.27%
Other Investments:										
FHLB stock	$ 14,322	3.50%	$—	—%	$—	—%	$—	—%	$ 14,322	3.50%
Investment in statutory trust	—	—	—	—	—	—	610	4.72	610	4.72
Total other investments	$ 14,322	3.50%	$ —	—%	$ —	—%	$ 610	4.72%	$14,932	3.55%
Total investments	$ 76,143	4.31%	$404,831	5.12%	$ 362,109	5.28%	$ 55,664	5.73%	$ 898,747	5.16%

(1) Based on estimated fair value.

(2) Almost all of our income from investments in securities is tax exempt because 99.59% of these securities are held in our IBEs. The yields shown in the above table are not calculated on a fully taxable equivalent basis.

(3) Maturities of mortgage-backed securities and collateralized mortgage obligations, or CMOs, are based on anticipated lives of the underlying mortgages, not contractual maturities. CMO maturities are based on cash flow (or payment) windows derived from broker market consensus.

(4) Represents the present value of the expected future cash flows of each instrument discounted at the estimated market rate offered by other instruments that are currently being traded in the market with similar credit quality, expected maturity and cash flows. For other investments, it represents the last dividend received.

Other Investments

For various business purposes, we make investments in earning assets other than the interest-earning securities discussed above. As of December 31, 2008, our investment in other earning assets included $14.3 million in FHLB stock and $610,000 equity in our statutory trust. The following table presents the balances of other earning assets as of the dates indicated:

Type	Year Ended December 31, 2008	2007	2006
	(In thousands)		
Statutory trusts	$ 610	$ 610	$ 611
FHLB stock	14,322	12,744	3,718
Total	$ 14,932	$ 13,354	$ 4,329

Dividends on FHLB stock amounted to $827,000, $393,000 and $528,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Loan and Lease Portfolio

Our primary source of income is interest on loans and leases. The following table presents the composition of our loan and lease portfolio by category as of the dates indicated, excluding loans held for sale secured by real estate amounting to $1.9 million, $1.4 million, $879,000, $936,000 and $2.7 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively:

	Year Ended December 31, 2008	2007	2006	2005	2004
			(In thousands)		
Real estate secured	$ 979,496	$ 900,036	$ 813,615	$ 658,123	$ 516,542
Leases	267,325	385,390	443,311	487,863	459,251
Other commercial and industrial	263,332	302,530	297,512	272,205	243,603
Consumer	49,415	57,745	60,682	63,980	74,755
Real estate – construction	220,579	203,344	126,241	82,468	79,334
Other loans[(1)]	2,146	6,850	5,015	5,336	6,134
Gross loans and leases	$ 1,782,293	$ 1,855,895	$ 1,746,376	$ 1,569,975	$ 1,379,619
Plus: Deferred loan costs, net	455	2,366	4,880	7,442	6,480
Total loans, including deferred loan costs, net	$ 1,782,748	$ 1,858,261	$ 1,751,256	$ 1,577,417	$ 1,386,099
Less: Unearned income	(569)	(1,042)	(1,297)	(1,157)	(1,170)
Total loans, net of unearned income	$ 1,782,179	$ 1,857,219	$ 1,749,959	$ 1,576,260	$ 1,384,929
Less: Allowance for loan and lease losses	(41,639)	(28,137)	(18,937)	(18,188)	(19,039)
Loans, net	$ 1,740,540	$ 1,829,082	$ 1,731,022	$ 1,558,072	$ 1,365,890

(1) Other loans are comprised of overdrawn deposit accounts.

As of December 31, 2008, 2007 and 2006, our total loans and leases, net of unearned income, were $1.782 billion, $1.857 billion and $1.750 billion, respectively. The decrease in our loan volume during 2008 mainly resulted from the contraction of our leasing business, as explained further below. During 2007, the increase in our loan volume resulted from the organic growth of our operations. Our total loans and leases, net of unearned income as a percentage of total assets was 62.4%, 67.6% and 70.0% as of December 31, 2008, 2007 and 2006, respectively.

Real estate secured loans, the largest component of our loan and lease portfolio, include residential mortgages but is primarily comprised of commercial real estate loans and/or commercial lines of credit that are extended to finance the purchase and/or improvement of commercial real estate and/or businesses thereon or for business working capital purposes. The properties may be either owner-occupied or for investment purposes. Our loan policy adheres to the real estate loan guidelines promulgated by the FDIC in 1993. The policy provides guidelines including, among other things, review of appraised value, limitation on loan-to-value ratio, and minimum cash flow requirements to service debt. On occasions, the bank grants real estate secured loans for which the loan-to-values exceed 100%. In some instances, additional forms of collateral or guaranties are obtained. Loans secured by real estate, excluding construction loans, equaled $979.5 million, $900.0 million and $813.6 million as of December 31, 2008, 2007 and 2006, respectively. The volume of our real estate loans has increased as a result of our organic growth. Real estate secured loans, excluding real estate secured construction loans, as a percentage of total loans and leases increased to 55.0% in 2008, from 48.4% in 2007, and from 46.6% in 2006.

Loans secured by real estate included residential mortgages amounting to $125.6 million as of December 31, 2008, which increased by $18.6 million, or by 17.40%, when compared to $106.9 million as of December 31, 2007, after increasing by $30.7 million, or by 40.21%, from $76.3 million as of December 31, 2006. These increases in residential mortgages mainly resulted from our strategy of expanding our residential mortgage operations to take advantage of opportunities in this area on the Island.

Lease financing contracts consist of automobile and equipment leases made to individuals and corporate customers. Our leasing production is concentrated on automobile leasing. For 2008, approximately 62.85% of our lease financing contracts originations were for new automobiles, approximately 35.27% were for used automobiles and the remaining 1.88% consisted primarily of construction and medical equipment leases. Our portfolio of lease financing contracts decreased to $267.3 million as of December 31, 2008, from $385.4 million as of December 31, 2007 and from $443.3 million as of December 31, 2007 and 2006, respectively. The decrease in our lease portfolio during 2008 and 2007 resulted from our decision to strategically pare back our automobile leasing operations upon the continuous economic distress and the deterioration of our lease portfolio during previous fiscal years. During 2008, the decrease in our leasing portfolio includes the sale of $37.7 million in March 2008, as previously mentioned. Occasionally, we sell lease financing contracts on a limited recourse basis to other financial institutions and, typically, we retain the right to service the leases we sold. Lease financing contracts, as a percentage of total loans and leases were 15.0%, 20.8% and 25.4% at the end of 2008, 2007 and 2006, respectively.

Other commercial and industrial loans include revolving lines of credit as well as term business loans, which are primarily collateralized by personal or corporate guaranties, accounts receivable and the assets being acquired, such as equipment or inventory. Other commercial and industrial loans amounted to $263.3 million as of December 31, 2008, compared to $302.5 million and $297.5 million as of December 31, 2007 and 2006, respectively. During 2008, the decrease in other commercial and industrial loans was totally offset by an increase in commercial loans secured by real estate, resulting in a net increase of $20.0 million in total commercial loans. These were organic changes to the portfolio. During 2007 and 2006, other commercial and industrial loans remained relatively stable. Other commercial and industrial loans as a percentage of total loans were 14.8%, 16.3% and 17.0% at the end of 2008, 2007 and 2006, respectively.

Construction loans secured by real estate totaled $220.6 million, $203.3 million and $126.2 million as of December 31, 2008, 2007 and 2006, respectively. Construction loans secured by real estate as a percentage of total loans and leases were 12.4%, 11.0% and 7.2% for those same periods, respectively. The increase in construction loans secured by real estate during 2008 resulted from disbursements on loan commitments we made during or before year 2007, while during 2007, it resulted from of our organic growth. Our construction loan portfolio is mainly comprised of loans for the construction of residential multi-family projects that, although private, are moderately priced or of the affordable type supported by government assisted programs, and other loans for land development and the construction of commercial real estate property. We did not make any new construction loans during year 2008.

Consumer loans have historically represented a small part of our total loan and lease portfolio. The majority of consumer loans consist of boat loans, personal installment loans, credit cards, and consumer lines of credit. We make consumer loans only to complement our commercial business, and these loans are not emphasized by our branch managers. As a result, repayment on this portfolio has generally exceeded or equaled origination, except for 2004, when we acquired consumer loans in connection with our acquisition of BankTrust. Consumer loans as a percentage of total loans and leases were 2.9%, 3.2% and 3.5% at the end of 2008, 2007 and 2006, respectively. Consumer loans as of December 31, 2008, 2007 and 2006 included a boat portfolio of $30.3 million, $35.0 million and $37.4 million, respectively; $10.0 million, $13.4 million and $13.8 million, respectively, in unsecured installment loans; and credit cards and open-end loans for $9.1 million, $9.3 million and $9.5 million, respectively.

Our loan terms vary according to loan type. Commercial term loans generally have maturities of three to five years, while we generally limit commercial loans secured by real estate maturities to five to eight years. Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. Leases are offered for terms up to 72 months.

The following table shows our maturity distribution of loans and leases, including loans held for sale of $1.9 million, as of December 31, 2008, excluding non-accrual loans amounting to $141.3 million as of the same date. As of December 31, 2008, 73.63% of our non-consumer loan portfolio is comprised of floating rate loans, which are primarily comprised of both commercial and industrial loans and commercial real estate loans. Residential mortgage loans are included in the real estate - secured category in the following table.

	As of December 31, 2008					
		Over 1 Year through 5 Years		Over 5 Years		
	One Year or Less(1)	Fixed Rate	Floating or Adjustable Rate(2)	Fixed Rate	Floating or Adjustable Rate(2)	Total
	(In thousands)					
Real estate — construction	$ 147,637	$ 1,332	$ 57,000	$ -	$ -	$ 205,969
Real estate — secured	266,577	211,656	235,652	131,816	30,095	875,796
Other commercial and industrial	179,146	28,172	33,980	251	7,279	248,828
Consumer	10,735	9,258	1,153	26,582	-	47,728
Leases	23,244	223,294	-	15,786	-	262,324
Other loans	2,103	-	-	-	-	2,103
Total	$ 629,442	$ 473,712	$ 327,785	$ 174,435	$ 37,374	$ 1,642,748

(1) Maturities are based upon contract dates. Demand loans are included in the one year or less category and totaled $212.6 million as of December 31, 2008.

(2) Most of our floating or adjustable rate loans are pegged to Prime or LIBOR interest rates.

Nonperforming Loans, Leases and Assets

Nonperforming assets consist of loans and leases on nonaccrual status, loans 90 days or more past due and still accruing interest, loans that have been restructured resulting in a reduction or deferral of interest or principal, OREO, and other repossessed assets.

The following table sets forth the amounts of nonperforming assets (net of the portion guaranteed by the United States government) as of the dates indicated:

	As of December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Loans contractually past due 90 days or more but still accruing interest	$ 22,590	$29,075	$ 12,723	$ 8,560	$8,365
Nonaccrual loans	141,304	68,990	37,255	27,703	32,168
Total nonperforming loans	163,894	98,065	49,978	36,263	40,533
Other real estate owned	8,759	8,125	3,629	1,542	2,875
Other repossessed assets	4,747	5,409	9,419	7,975	3,566
Total nonperforming assets	$ 177,400	$ 111,599	$ 63,026	$45,780	$ 46,974
Nonperforming loans to total loans and leases, net of unearned	9.19%	5.28%	2.85%	2.30%	2.92%
Nonperforming assets to total loans and leases, net of unearned, plus repossessed property	9.87	5.96	3.57	2.89	3.37
Nonperforming assets to total assets	6.20	4.06	2.52	1.91	2.23

We continually review present and estimated future performance of the loans and leases within our portfolio and risk-rate such loans in accordance with a risk rating system. More specifically, we attempt to reduce the exposure to risks through: (1) reviewing each loan request and renewal individually; (2) utilizing a centralized approval system for all unsecured and secured loans; (3) strictly adhering to written loan policies; and (4) conducting an independent credit review. In general, we receive and review financial statements of borrowing customers on an ongoing basis during the term of the relationship and respond to any deterioration noted.

Loans are generally placed on nonaccrual status when they become 90 days past due, unless we believe the loan is adequately collateralized and we are in the process of collection. For loans placed in nonaccrual status, the nonrecognition of interest income on an accrual basis does not constitute forgiveness of the interest, and collection efforts are continuously pursued. Loans may be restructured by management when a borrower has experienced some change in financial status, resulting in an inability to meet the original repayment terms, and when we believe the borrower will eventually overcome financial difficulties and repay the loan in full.

All interest accrued but not collected for loans and leases that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on a cost recovery method, until qualifying for return to accrual status.

Nonperforming loans amounted to $163.9 million as of December 31, 2008, compared to $98.1 million as of December 31, 2007 and $50.0 million as of December 31, 2006.

The increase in nonperforming loans during 2008 was mainly due to the net effect of a $72.3 million increase in nonaccrual loans and a $6.5 million decrease in loans 90 days or more past due still accruing interest. During 2008, the $72.3 million increase in nonaccrual loans during 2008 was mainly due to the combined effect of a $34.2 million increase in construction loans; $21.0 million increase in other commercial and industrial loans; and a $17.2 million increase in commercial loans secured by real estate. The decrease in loans 90 days or more past due still accruing interest was mainly due to the net effect of: a $10.1 million decrease in construction loans; a $4.9 million increase in mortgage loans; and a $2.0 million decrease in commercial loans secured by real estate.

The increase in nonperforming loans during 2007 was mainly due to combined effect of a $16.4 million increase in loans 90 days or more past due still accruing interest and an increase of $31.7 million nonaccrual loans. During 2007, the increase in loans 90 days or more past due still accruing interest was mainly due to the combined effect of: a $14.9 million increase in loans secured by real estate; a $747,000 increase in other commercial and industrial loans; a $381,000 increase in lease financing contracts; and a $195,000 increase in overdraft. The $31.7 million increase in nonaccrual loans during 2007 was mainly due to the net effect of a $28.7 million increase in loans secured by real estate; a $4.5 million increase related to one construction business relationship, which was partially secured by real estate and also had other corporate guaranties; a $935,000 decrease in lease financing contracts; and a $513,000 decrease in marine loans.

We believe all loans and leases, with which we have serious doubts as to collectibility, are classified within the category of nonperforming loans and leases and are appropriately reserved.

Repossessed assets remained at $13.5 million as of December 31, 2008 and 2007, compared to $13.0 million as of December 31, 2006. Changes in repossessed assets were mainly attributable to the combined effect of:

(i) an increase of $634,000 in other real estate owned ("OREO") during 2008 resulting from the net effect of the sale of 25 properties and the foreclosure of 16 properties, including the sale of 18 land lots in the amount of $1.1 million, which had been repossessed from a commercial customer during the fourth quarter of 2007; and a $4.5 million increase in OREO during 2007 resulting from the net effect of the sale of 7 properties and the foreclosure of 29 properties.

(ii) a decrease of $662,000 in other repossessed assets during 2008, mainly in repossessed equipment, compared to a $4.0 million decrease during 2007. As previously mentioned, during 2008 and 2007, we sold 1,434 vehicles and 1,855 vehicles, respectively, and repossessed 1,406 vehicles and 1,616 vehicles, respectively, decreasing our inventory of repossessed vehicles to 297 units as of December 31, 2008, from 325 units as of December 31, 2007, and from 564 units as of December 31, 2006. During the same years, we sold 23 boats and 18 boats, respectively, and repossessed 20 boats and 16 boats, respectively, decreasing our inventory of repossessed boats to 15 units as of December 31, 2008, from 18 units as of December 31, 2007, and from 20 units as of December 31, 2006.

As of December 31, 2008, 2007 and 2006, other repossessed assets were comprised of: repossessed vehicles amounting to $3.5 million, $4.3 million and $8.3 million, respectively; repossessed boats amounting to $1.2 million, $991,000 and $1.1 million, respectively; and repossessed equipment amounting to $6,000, $88,000 and $39,000, respectively. The decrease in repossessed vehicles during 2008 and 2007 was mainly attributable to our strategy of being more aggressive in the sale of repossessed vehicles. As previously mentioned, this strategy resulted in a significant reduction in the number of repossessed vehicles in inventory.

As of December 31, 2008, our OREO consisted of 36 properties with an aggregate value of $8.8 million, compared to 45 properties with an aggregate value of $8.1 million as of December 31, 2007, and 18 properties with an aggregate value of $3.6 million as of December 31, 2006.

Allowance for Loan and Lease Losses

We have established an allowance for loan and lease losses to provide for loans and leases in our portfolio that may not be repaid in their entirety. The allowance is based on our regular, monthly assessments of probable estimated losses inherent in the loan and lease portfolio. Our methodology for measuring the appropriate level of the allowance relies on several key elements, as discussed below, and specific allowances for identified problem loans and portfolio segments.

When analyzing the adequacy of our allowance, our portfolio is segmented into major loan categories. Although the evaluation of the adequacy of our allowance focuses on loans and leases and pools of similar loans and leases, no part of our allowance is segregated for, or allocated to, any particular asset or group of assets. Our allowance is available to absorb all credit losses inherent in our portfolio.

Each component would normally have similar characteristics, such as classification, type of loan or lease, industry or collateral. As needed, we separately analyze the following components of our portfolio and provide for them in our allowance:

- credit quality;
- sufficiency of credit and collateral documentation;
- proper lien perfection;
- appropriate approval by the loan officer and the loan committees;
- adherence to any loan agreement covenants; and
- compliance with internal policies, procedures, laws and regulations.

For the general portion of our allowance, we follow a consistent procedural discipline and account for loan and lease loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, Accounting for Contingencies. The general portion of our allowance is calculated by applying loss factors to all categories of unimpaired loans and leases outstanding in our portfolio. We use historic loss rates determined over a period of 1 to 5 years, which, at least on an annual basis, are adjusted to reflect any current conditions that are expected to result in loss recognition.

The resulting loss factors are then multiplied against the current period's balance of unimpaired loans outstanding to derive an estimated loss. Rates for each pool are based on those factors management believes are applicable to that pool. When applied to a pool of loans or leases, the adjusted historical loss rate is a measure of the total inherent losses in the portfolio that would have been estimated if each individual loan or lease had been reviewed.

In addition, another component is used in the evaluation of the adequacy of the allowance. This additional component serves as a management tool to measure the probable effect that current internal and external environmental factors could have on the historical loss factors currently in use. Factors that we consider include, but are not limited to:

- levels of, and trends in, delinquencies and nonaccruals;
- levels of, and trends in, charge-offs, and recoveries;
- trends in volume and terms of loans;
- effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures and practices;
- changes in the experience, ability and depth of our lending management and relevant staff;

- national and local economic business trends and conditions.
- banking industry conditions; and
- effect of changes in concentrations of credit that might affect loss experience across one or more components of the portfolio.

On a quarterly basis, a risk percentage is assigned to each environmental factor based on our judgment of the risks over each loan category. The result of our assumptions is then applied to the current period's balance of unimpaired loans outstanding to derive the probable effect these current internal and external environmental factors could have over the general portion of our allowance. The net allowance resulting from this procedure is included as an additional component in the evaluation of the adequacy of our allowance.

In addition to our general portfolio allowance, specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate a high probability that a loss have been incurred. This amount is determined following a consistent procedural discipline in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan ("SFAS No. 114")*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. For impaired commercial and construction business relationships with aggregate balances exceeding $150,000, we measure the impairment following the guidance of SFAS No. 114.

To mitigate any difference between estimates and actual results relative to the determination of the allowance for loan and lease losses, our loan review department is specifically charged with reviewing monthly delinquency reports to determine if additional allowances are necessary. Delinquency reports and analysis of the allowance for loan and lease losses are also provided to senior management and the Board of Directors on a monthly basis.

The loan review department evaluates significant changes in delinquency with regard to a particular loan portfolio to determine the potential for continuing trends, and loss projections are estimated and adjustments are made to the historical loss factor applied to that portfolio in connection with the calculation of loss allowances, as necessary.

Portfolio performance is also monitored through the monthly calculation of the percentage of non-performing loans to the total portfolio outstanding. A significant change in this percentage may trigger a review of the portfolio and eventually lead to additional allowances. We also track the ratio of net charge-offs to total portfolio outstanding, among other ratios.

Consumer loans, leases and residential mortgages with a loan-to-value over 60% that are more than 90 days delinquent are subject to an additional allowance. Commercial and construction loans that reach 90 days of delinquency, or earlier if deemed appropriate by management, are subject to review by the Loan Review Department including, but not limited to, a review of financial statements, repayment ability and collateral held. In connection with this review, the Loan Review Department will determine what economic factors may have led to the change in the client's ability to service the obligation, and this in turn may result in an additional review of a particular sector of the economy.

Although our management believes that the allowance for loan and lease losses is adequate to absorb probable losses on existing loans and leases that may become uncollectible, there can be no assurance that our allowance will prove sufficient to cover actual loan and lease losses in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance for loan and lease losses. Such agencies may require us to make additional provisions to the allowance based upon their judgments about information available to them at the time of their examinations.

The table below summarizes, for the periods indicated, loan and lease balances at the end of each period, the daily average balances during the period, changes in the allowance for loan and lease losses arising from loans and leases charged-off, recoveries on loans and leases previously charged-off, and additions to the allowance, and certain ratios related to the allowance for loan and lease losses:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Average total loans and leases outstanding during period	$ 1,834,281	$1,804,099	$1,663,330	$1,487,850	$1,217,723
Total loans and leases outstanding at end of period	1,784,052	1,858,579	1,750,838	1,577,196	1,387,613
Allowance for loan and lease losses:					
Allowance at beginning of period	28,137	18,937	18,188	19,039	9,394
Charge-offs:					
Real estate — secured	8,748	372	685	–	5
Commercial and industrial	7,461	3,122	3,050	4,848	3,329
Consumer	2,129	1,699	1,978	2,600	1,196
Leases	12,508	12,680	12,927	8,991	5,806
Other loans	268	398	149	150	164
Total charge-offs	31,114	18,271	18,789	16,589	10,500
Recoveries:					
Real estate — secured	21	52	11	–	–
Commercial and industrial	737	319	534	486	154
Consumer	322	319	465	256	233
Leases	1,213	1,410	1,604	2,210	1,741
Other loans	9	23	21	11	15
Total recoveries	2,302	2,123	2,635	2,963	2,143
Net loan and lease charge-offs	28,812	16,148	16,154	13,626	8,357
Provision for loan and lease losses	42,314	25,348	16,903	12,775	7,100
Allowance of acquired bank — BankTrust (2004)	-	-	-	–	10,902
Allowance at end of period	$41,639	$28,137	$18,937	$18,188	$19,039
Ratios:					
Net loan and lease charge-offs to average total loans	1.57%	0.90%	0.97%	0.92%	0.69%
Allowance for loan and lease losses to total loans at end of period	2.33	1.51	1.08	1.15	1.37
Net loan and lease charge-offs to allowance for loan losses at end of period	69.19	57.39	85.30	74.92	43.89
Net loan and lease charge-offs to provision for loan and lease losses	68.09	63.71	95.57	106.66	117.70

The allowance for loan and lease losses increased by 48.0%, or $13.5 million, to $41.6 million as of December 31, 2008, after increasing by 48.6%, or $9.2 million, to $28.1 million as of December 31, 2007, from $18.9 million in 2006. The allowance for loan and lease losses as a percentage of total loans and leases increased to 2.33% at the end of year 2008, from 1.51% in 2007 and 1.08% in 2006. We consider that the allowance for loan and lease losses is adequate to absorb probable losses in the portfolio. The increase in the allowance for loan and lease losses during 2008 was primarily related to our commercial and construction loan portfolios, which reported further deterioration due to current economic conditions resulting in higher credit losses and increased specific allowances on impaired loans, as previously mentioned. The allowance for loan and lease losses is affected by net charge-offs, loan portfolio balance, and also by the provision for loan and lease losses for each related period, which, during 2008 and 2007, was certainly impacted by the overall economic conditions. During 2007, the increase in the allowance for loan and lease losses was mainly caused by three business relationships, which became impaired during the third quarter of 2007 and required a specific allowance of $4.5 million, as previously mentioned. As of December 31, 2008, 2007 and 2006, impaired loans amounted to $264.2 million, $84.4 million and $39.2 million, respectively, with related specific allowances amounting to $22.4 million, $9.5 million and $2.2 million for those same periods. Net charge-offs were $28.8 million, $16.1 million and $16.2 million in 2008, 2007 and 2006, respectively.

On a quarterly basis, we have the practice of effecting partial charge-offs on all lease finance contracts that are over 120 days past due. This is done based on our historical lease loss experience during the previous calendar year. For each of the years ended December 31, 2008, 2007 and 2006, we used a historical loss ratio in lease finance contracts of approximately 28%, 23% and 20%, respectively. For the years ended December 31, 2008, 2007 and 2006, approximately $2.1 million, $1.8 million and $2.5 million was charged-off for this purpose, respectively.

Also, except for leases in a payment plan, bankruptcy or other legal proceedings, we have the practice of charging-off most of our lease finance contracts that are over 365 days past due at the end of each quarter. For the years ended December 31, 2008, 2007 and 2006, approximately $986,000, $838,000 and $781,000 was charged-off for this purpose, respectively.

We monitor the ratio of net charge-offs on the leasing business to the average balance of our leasing portfolio. The net charge-off ratio on the leasing business was 3.57%, 2.71% and 2.40% for the years ended December 31, 2008, 2007 and 2006, respectively. The increase in the net charge-off ratio on the leases business during 2008 and 2007 was mainly due to a decrease in our lease portfolio. The amount of net charge-offs in our leasing portfolio remained at $11.3 million between the years ended December 31, 2006 and 2008. Our lease portfolio decreased to $267.3 million as of December 31, 2008, from $385.4 million as of December 31, 2007, and from $443.3 million at the end of year 2006. We continue closely monitoring the lease portfolio and have tightened underwriting standards in an attempt to reduce possible future losses.

Net charge-offs as a percentage of average loans was 1.57%, 0.90% and 0.97% for the years 2008, 2007 and 2006, respectively. Net charge-offs as a percentage of provision for loan and lease losses was 68.09% as of December 31, 2008, compared to 63.71% as of December 31, 2007 and 95.57% in 2006. The change in these ratios during 2008 was impacted by the increased net charge-offs in our commercial loan portfolio, increased nonperforming loans, delinquencies, and adverse classifications in our commercial and construction loans portfolios, mainly driven by the overall condition of the economy, as previously mentioned.

Net charge offs as a percentage of our year end portfolio balance, or "net loss experience," has averaged 0.65% for our commercial loan portfolio over the past three years. For our commercial loan portfolio, we maintain an allowance equal to 1.93% of its outstanding balance.

Our consumer loan portfolio, excluding boat financing, has averaged a 3.79% net loss experience over the past three years. For our consumer loan portfolio, excluding boat financing, we maintain an allowance equal to 4.71% of its outstanding balance.

Our construction loan portfolio has averaged a 0.26% net loss experience over the last year. For this portfolio, we maintain an allowance equal to 3.42% of its outstanding balance.

As previously mentioned, the net charge-off ratio on the leasing business was 3.57% over the last year. We maintain an allowance equal to 3.76% of the outstanding balance of this portfolio.

Our boat financing portfolio has averaged a 1.93% net loss experience over the past two years. We maintain an allowance equal to 2.14% of the outstanding balance of this portfolio.

Our mortgage portfolio has averaged a 0.07% net loss experience over the past three years. We maintain an allowance equal to 0.53% of the outstanding balance of this portfolio.

The table below presents an allocation for the allowance for loan and lease losses among the various loan categories and sets forth the percentage of loans and leases in each category to gross loans or leases. While the table presents the allowance for loan and lease losses in different portfolio components, it is available to absorb all credit losses inherent in our portfolio. The allocation of the allowance for loan and lease losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions:

	As of December 31,									
	2008		2007		2006		2005		2004	
	Amt.	Loan Category to Gross Loans(1)	Amt.	Loan Category to Gross Loans(1)	Amt.	Loan Category to Gross Loans(1)	Amt.	Loan Category to Gross Loans(1)	Amt.	Loan Category to Gross Loans(1)
	(Dollars in thousands)									
Allocated:										
Real estate — construction	$ 7,533	12.38%	$ 1,263	10.96%	$ 610	7.23%	$ 714	5.25%	$ 1,200	5.75%
Real estate — secured	1,342	54.96	1,301	48.49	525	46.60	1,137	41.92	1,997	37.44
Commercial and industrial	20,817	14.77	12,760	16.30	4,836	17.03	4,597	17.34	6,470	17.66
Consumer	1,663	2.77	1,520	3.11	1,433	3.47	1,499	4.08	3,239	5.42
Leases	10,056	15.00	11,041	20.77	11,089	25.38	9,701	31.07	3,815	33.29
Other loans	228	0.12	252	0.37	436	0.29	212	0.34	134	0.44
Unallocated	—	—	—	—	8	—	328	—	2,184	—
Total allowance for loan and lease losses	$ 41,639	100.00%	$ 28,137	100.00%	$ 18,937	100.00%	$ 18,188	100.00%	$ 19,039	100.00%

(1) Excludes mortgage loans held-for-sale.

Nonearning Assets

Premises, leasehold improvements and equipment, net of accumulated depreciation and amortization, totaled $34.5 million as of December 31, 2008, compared to $33.1 million and $14.9 million at the end of year 2007 and 2006, respectively. The increase in nonearning assets during 2008 was mainly related to the construction of the Aguadilla Branch, which we completed in February 2009. During 2007, the increase in nonearning assets was primarily attributable to the purchase of land and an office building to serve as our new headquarters.

We have no definitive agreements regarding acquisition or disposition of owned or leased facilities and, for the near-term future, we do not expect significant changes in our total occupancy expense.

Deposits

Deposits are our primary source of funds. Average deposits for the years ended December 31, 2008, 2007 and 2006 were $2.018 billion, $1.893 billion, and $1.739 billion, respectively. The increase in average deposits for 2008 and 2007 was mainly concentrated in broker deposits. The following table sets forth, for the periods indicated, the distribution of our average deposit account balances and average cost of funds on each category of deposits:

	Year Ended December 31,								
	2008			2007			2006		
	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate
	(Dollars in thousands)								
Noninterest-bearing demand deposits	$ 113,275	5.61%	–%	$119,004	6.29%	–%	$128,551	7.39%	–%
Money market deposits	18,983	0.94	3.16	18,361	0.97	2.90	25,470	1.46	2.29
NOW deposits	45,633	2.26	2.55	47,068	2.49	2.23	46,330	2.66	2.23
Savings deposits	117,857	5.84	2.26	141,120	7.45	2.48	184,824	10.63	2.37
Broker certificates of deposits in denominations of less than $100,000	1,361,382	67.46	4.49	1,239,759	65.47	5.16	1,035,876	59.60	4.78
Broker certificates of deposits in denominations of $100,000 or more(1)	533	0.03	6.75	500	0.03	6.40	709	0.04	4.51
Time certificates of deposit in denominations of $100,000 or more	261,094	12.94	4.15	235,683	12.45	5.11	203,818	11.72	4.34
Other time deposits	99,280	4.92	4.10	91,887	4.85	4.37	113,097	6.50	3.70
Total deposits	$2,018,037	100.00%		$1,893,382	100.00%		$1,738,675	100.00%	

(1) Certain adjustments were made to the comparable period resulting from the reclassification of broker master certificate agreements to the caption of "brokered certificates of deposits in denominations of less than $100,000."

Total deposits as of December 31, 2008, 2007 and 2006 were $2.084 billion, $1.993 billion and $1.905 billion, respectively, representing an increase of $91.3 million, or 4.58%, in 2008 and $87.7 million, or 4.60%, in 2007. The following table presents the composition of our deposits by category as of the dates indicated:

	As of December 31,		
	2008	2007	2006
	(In thousands)		
Interest bearing deposits:			
Now and money market	$ 59,309	$ 60,893	$ 62,673
Savings	104,424	131,604	156,069
Broker certificates of deposits in denominations of less than $100,000	1,423,209	1,336,060	1,225,656
Broker certificates of deposits in denominations of $100,000 or more(1)	605	500	500
Time certificates of deposits in denominations of $100,000 or more	278,384	251,361	224,741
Other time deposits in denominations of less than $100,000 and IRAs	109,732	92,545	95,396
Total interest bearing deposits	$ 1,975,663	$ 1,872,963	$ 1,765,035
Plus: non interest bearing deposits	108,645	120,083	140,321
Total deposits	$ 2,084,308	$ 1,993,046	$ 1,905,356

(1) Certain adjustments were made to the comparable period resulting from the reclassification of broker master certificate agreements to the caption of "brokered certificates of deposits in denominations of less than $100,000."

In addition to the deposits we generate locally, we have also accepted broker deposits to augment retail deposits and to fund asset growth. There is fierce competition for core deposits on the Island. As a result, replacing called-back broker deposits was an attractive funding strategy, lowering funding costs when compared to the unusually higher rates offered locally for time deposits. As previously mentioned, during 2008, we replaced callable broker deposits in an attempt to control increases in our funding cost, as follows: $162.4 million during the first quarter of 2008 that paid an average rate of 5.50%; and $105.7 million between May 2008 and July 2008 that paid an average rate of 5.37%. We did not call back any broker deposits during the fourth quarter of 2008. Because broker deposits are generally more volatile and interest rate sensitive than other sources of funds, management closely monitors growth in this category.

As previously mentioned, we heavily rely on broker deposits as a short-term funding source to meet its liquidity needs. Broker deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and could reduce our net interest spread and net interest margin. In addition, broker deposit funding sources may be more sensitive to significant changes in our financial condition. The ability to continue to acquire broker deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase the funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under the regulatory framework for prompt corrective action, we could be restricted in using broker deposits as a short-term funding source unless we obtain a waiver from the Federal Deposit Insurance Corporation. Restrictions on our ability to participate in this market could place limitations on our growth strategy or could result in our participation in other more expensive funding sources. In case of restrictions, our expansion strategies would have to be reviewed to reflect the possible limitation to funding sources and changes in cost structures. This could materially impact our liquidity position. As of December 31, 2008, we and Eurobank both qualified as "well-capitalized" institutions under the regulatory framework for prompt corrective action.

The following table sets forth the amount and maturities of the time deposits in denominations of $100,000 or more and broker deposits, regardless the denomination, as of the dates indicated, excluding individual retirement accounts:

	As of December 31,		
	2008	**2007**	**2006**
		(In thousands)	
Three months or less	$593,140	$360,168	$547,987
Over three months through six months	257,102	318,440	294,980
Over six months through 12 months	316,292	195,976	188,838
Over 12 months	535,664	713,337	419,092
Total	$ 1,702,198	$1,587,921	$1,450,897

Section 29 of the Federal Deposit Insurance Act ("FDIA") limits the use of brokered deposits by institutions that are less than "well-capitalized" and allows the Federal Deposit Insurance Corporation ("FDIC") to place restrictions on interest rates that institutions may pay. On February 3, 2009, the FDIC released a proposed rule to implement new interest rate restrictions on institutions that are not "well-capitalized." The proposed rule would limit the interest rate paid by such institutions to 75 basis points above a national rate, as derived from the interest rate average of all institutions. If an institution could provide evidence that its local rate is higher, it would be permitted to offer the higher local rate plus 75 basis points. Although we continue to be "well-capitalized," these restrictions, if they become applicable, could materially impact our ability to generate sufficient deposits to maintain an adequate liquidity position.

Other Sources of Funds

The strong competition for core deposits on the Island made other short-term borrowings an attractive funding alternative. During 2008, the average interest rate on a fully taxable equivalent basis we paid for other borrowings decreased to 5.01%, from 6.95% and 7.17% for the year 2007 and 2006, respectively. Average other borrowings increased to $571.6 million for the year ended December 31, 2008, compared to $397.5 million and $499.3 million for the year 2007 and 2006, respectively.

Securities Sold Under Agreements to Repurchase

To support our asset base, we sell securities subject to obligations to repurchase to securities dealers and the FHLB. These repurchase transactions generally have maturities of one month to less than five years. The following table summarizes certain information with respect to securities under agreements to repurchase for years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balance at period-end	$ 556,475	$496,419	$365,664
Maximum aggregate balance outstanding at any month-end	583,205	496,419	501,182
Average monthly aggregate balance outstanding during the period	526,758	372,935	432,459
Weighted average interest rate for the year	3.61%	5.04%	4.94%
Weighted average interest rate for the last month of the year	3.60%	4.60%	5.27%

FHLB Advances

Although deposits and repurchase agreements are the primary source of funds for our lending and investment activities and for general business purposes, we may obtain advances from the Federal Home Loan Bank of New York as an alternative source of liquidity. The following table provides a summary of FHLB advances for years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Balance at period-end	$15,398	$30,454	$8,707
Maximum amount outstanding at any month-end	30,449	30,454	121,292
Average balance during the period	24,140	3,668	19,016
Weighted average interest rate for the year	2.99%	5.26%	5.06%
Weighted average interest rate for the last month of the year	3.05%	4.64%	5.51%

Notes Payable to Statutory Trusts

For more detail on notes payable to statutory trusts please refer to the business section of this Annual Report on Form 10-K captioned *"Eurobank Statutory Trust I and II"* and the *"Note 16 – Note Payable to Statutory Trust"* to our consolidated financial statements.

Fair Value of Assets and Liabilities

On January 1, 2008, we adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Also, the SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on the source of the market data obtained. This hierarchy is comprised of three levels. If the market data is obtained from sources independent of the reporting entity, the market data is considered an "observable input" and related assets or liabilities will be classified within Levels 1 and 2 of the hierarchy. When the reporting entity's own assumptions are used as market participant assumptions, the market data is considered an "unobservable input" and related assets or liabilities are classified within Level 3 of the hierarchy. A brief description of possible inputs under each level of the hierarchy is further discussed below.

Level 1. Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities we have the ability to access.

Level 2. Level 2 inputs are those other than unadjusted quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than unadjusted quoted prices, such as interest rates; foreign exchange rates; and yield curves that are observable at commonly quoted intervals.

Level 3. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Where the fair value measurement is based on inputs from different levels, the level within which the entire fair value measurement falls will be based on the lowest most significant level used to determine the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability being valued.

The fair value of financial assets requiring to be presented at their fair market value is measured on a recurring basis. The fair value of non-financial assets or financial assets requiring to be presented at the lower of cost or fair market value is measured on a non-recurring basis.

As of December 31, 2008, we had $751.1 million and $110,000 in assets and liabilities measured on a recurring basis, respectively, of which $530.5 million in assets and all liabilities were classified within Level 2 of the hierarchy. Remaining assets measured on a recurring basis were classified within Level 3 of the hierarchy. As of the same date, we had $95.2 million in assets measured on a non-recurring basis, of which $60.1 million and $35.1 million were Level 2 and Level 3 assets, respectively. The unobservable inputs used to determine the fair value of Level 3 assets were not considered material.

Assets measured on a recurring basis as of December 31, 2008 included $751.0 million in securities available for sale. On a monthly basis, we obtained quoted prices from two nationally recognized brokers (the "NRB") to determine the fair value of securities available for sale. Every month, we compare the valuation received from one NRB to valuation received from the other NRB, and consistently evaluate any difference in market price equal or greater than 2.0%. For mortgage-backed securities ("MBS"), the specific characteristics of the different tranches on a MBS are very important in the expected performance of the security and its fair value (Level 3 inputs). As of December 31, 2008, we owned a preferred security that was issued under the rule 144 A under the Securities Act of 1993. The quarterly dividends of this security are current but the security does not have an active secondary market. On a quarterly basis, we review the financial results of the company to estimate if the issuer has the capacity to pay its obligations at maturity (Level 3 inputs).

Significant inputs considered to determine the fair value of securities available for sale include the market yield curve, credit rating of issuer and collateral. A change in the slope or an increase in the market yield curve, or deterioration of the issuer's credit rating or collateral, can significantly reduce the fair market value of securities available for sale. Also, a change in the slope or a decrease in the market yield curve, or an upgrade of the issuer's credit rating or collateral, can significantly increase the fair market value of securities available for sale. Changes in the fair market value of securities available for sale are reported as part of total stockholders' equity in other comprehensive income. A decrease in the fair market value of securities available for sale can reduce our liquidity levels adversely impacting our borrowing capacity and reducing our total capital. On the contrary, an increase in the fair market value of securities available for sale can augment our liquidity levels positively impacting our borrowing capacity and increasing our total capital. For more information on the fair value of assets and liabilities please refer to *"Note 27 – Fair Value"* to our consolidated financial statements included herein.

Capital Resources and Capital Adequacy Requirements

We are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can trigger regulatory actions that could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that rely on quantitative measures of our assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

We monitor compliance with bank regulatory capital requirements, focusing primarily on the risk-based capital guidelines. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet and the amount and composition of off-balance sheet items, in addition to the level of capital. Generally, Tier 1 capital includes common stockholders' equity, the proceeds from our Series A Preferred Stock and the proceeds from our junior subordinated debentures (subject to certain limitations), less goodwill and disallowed deferred tax assets. Total capital represents Tier 1 plus the allowance for loan and lease losses (subject to certain limits).

As of December 31, 2008, 2007 and 2006, total stockholders' equity was $156.6 million, $179.9 million and $169.9 million, respectively. Besides losses and earnings from operations, stock options exercised, and stock repurchases, our stockholders' equity was also impacted by an accumulated other comprehensive loss of $12.4 million as of December 31, 2008, an accumulated other comprehensive gain of $1.1 million as of December 31, 2007, and an accumulated other comprehensive loss of $7.6 million for the year ended December 31, 2006. Also, during 2006, the Company's stockholders' equity was also affected by the cumulative effect of a $790,000 adjustment on the initial adoption of Staff Accounting Bulletin No. 108 ("SAB 108") associated with an accounting error related to the application of the Financial Accounting Standards No. 91, *Accounting for Nonrefundable Fees and Costs Associated with originating or Acquiring Loans and Initial Direct Costs of Leases* ("FAS 91"), Financial Accounting Standards No. 13, *Accounting for Leases* ("FAS 13"), and FASB Technical Bulleting No. 85-3, *Accounting for Operating Leases with Scheduled Rent Increases* ("FTB85-3"). In addition, the following items also impacted our stockholders' equity:

- During 2008, a total of 407,000 stock options were exercised for the aggregate price of $2.0 million, as follows: 50,000 on January 31, 2008 at an aggregate exercise price of $250,000; and 357,000 in March 2008 at an aggregate exercise price of $1.8 million.

- The repurchase of 800 unvested restricted shares from former employees during the third quarter of 2008, for a total of $6,504. These restricted shares were originally granted in April 2004.

- During 2007, a total of 254,862 stock options were exercised for the aggregate exercise price of $1.1 million, as follows: 250,862 on February 23, 2007 at an aggregate exercise price of $1.1 million; and 4,000 stock options on July 10, 2007 at an aggregate exercise price of $20,000.

- Between the second and third quarter of 2007, we repurchased 285,368 shares for $2.5 million in connection with a stock repurchase program approved by the Board of Directors in May 2007, which was completed in September 2007.

- In an effort to improve our net interest margin, on December 18, 2006, we redeemed $25.8 million of floating rate junior subordinated deferrable interest debentures bearing an interest rate of 8.99% at the time of redemption, upon which Eurobank Statutory Trust I, one of our non-banking subsidiaries, redeemed $25.0 million in trust preferred securities. Up to December 18, 2006, we included these trust-preferred securities as part of our tier 1 capital. We believe that remaining supplemental capital raised in connection with the issuance of trust preferred securities from Eurobank Statutory Trust II will allow us to maintain our status as a well-capitalized institution and to sustain our loan growth. For more detail on notes payable to statutory trusts please refer to *"Note 16 – Note Payable to Statutory Trust"* to our consolidated financial statements.

- During 2006, a total of 213,450 options were exercised for the aggregate exercise price of $879,765, as follows: 7,000 options on September 13, 2006 at an aggregate exercise price of $44,390; 56,450 options on June 30, 2006 at an aggregate exercise price of $336,625; and 150,000 options on February 27, 2006 at an aggregate exercise price of $498,750.

- During 2006, we repurchased 488,477 shares for $5.5 million upon a stock repurchase program approved by our board of directors in October 2005, which expired in October 2006.

We are not aware of any material trends that could materially affect our capital resources other than those described in the section entitled "*Risk Factors,*" in this Annual Report on Form 10-K.

As of December 31, 2008, we and Eurobank both qualified as "well-capitalized" institutions under the regulatory framework for prompt corrective action. However, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, we could be restricted in using broker deposits as a short-term funding source. The following table presents the regulatory standards for well-capitalized institutions, compared to our capital ratios for Eurobank as of the dates specified:

	Actual		For Minimum Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount Is	Ratio Is	Amount Must Be	Ratio Must Be	Amount Must Be	Ratio Must Be
			(Dollars in thousands)			
As of December 31, 2008:						
Total Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	$ 208,626	10.25%	≥ $ 162,752	≥ 8.00%	N/A	
Eurobank	206,422	10.15	≥ 162,732	≥ 8.00	≥ 203,415	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	182,993	8.99	≥ 81,376	≥ 4.00	N/A	
Eurobank	180,792	8.89	≥ 81,366	≥ 4.00	≥ 122,049	≥ 6.00
Leverage (to average assets)						
EuroBancshares, Inc.	182,993	6.55	≥ 111,803	≥ 4.00	N/A	
Eurobank	180,792	6.47	≥ 111,764	≥ 4.00	≥ 139,705	≥ 5.00
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	$ 224,873	10.79%	≥ $ 166,720	≥ 8.00%	N/A	
Eurobank	224,137	10.76	≥ 166,719	≥ 8.00	≥ 208,399	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	198,793	9.54	≥ 83,360	≥ 4.00	N/A	
Eurobank	198,057	9.50	≥ 83,360	≥ 4.00	≥ 125,039	≥ 6.00
Leverage (to average assets)						
EuroBancshares, Inc.	198,793	7.55	≥ 105,308	≥ 4.00	N/A	
Eurobank	198,057	7.52	≥ 105,282	≥ 4.00	≥ 131,603	≥ 5.00
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	$ 216,673	11.25%	≥ $154,038	≥ 8.00%	N/A	
Eurobank	198,179	10.29	≥ 154,045	≥ 8.00	≥ 192,556	≥ 10.00%
Tier 1 Capital (to Risk Weighted Assets)						
EuroBancshares, Inc.	197,366	10.25	≥ 77,019	≥ 4.00	N/A	
Eurobank	178,871	9.29	≥ 77,023	≥ 4.00	≥ 115,534	≥ 6.00
Leverage (to average assets)						
EuroBancshares, Inc.	197,366	7.92	≥ 99,679	≥ 4.00	N/A	
Eurobank	178,871	7.18	≥ 99,637	≥ 4.00	≥ 124,546	≥ 5.00

Liquidity Management

Maintenance of adequate core liquidity requires that sufficient resources be available at all times to meet our cash flow requirements. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of customers and to take advantage of investment opportunities as they arise. Liquidity management involves our ability to convert assets into cash or cash equivalents without incurring significant loss, and to raise cash or maintain funds without incurring excessive additional cost. For this purpose, the bank chose to maintain a minimum target liquidity referred as "Core Basis Surplus" and defined as the portion of the bank's funds maintained in short term investments and other marketable assets, less the liabilities' portions secured by any of these assets to cover a portion of time deposits maturing in 30 days and a portion of the non-maturity deposits, expressed as a percentage of total assets. This Core Basis Surplus number generally should be positive, but it may vary as our Asset and Liability Committee decides to maintain relatively large or small liquidity coverage, depending on its estimates of the general business climate, its expectations regarding the future course of interest rates in the near term, and the bank's current financial position. Two additional factors that will impact the magnitude of the Core Basic Surplus target are: 1) the available borrowing capacity at the Federal Home Loan Bank (FHLB), as represented by qualifying loans on the balance sheet, and 2) unused brokered time deposits' capacity relative to the bank's related policy limit on acceptable levels of these deposits. For this reason, current FHLB advances and broker time deposits availability are part of the bank's liquidity presentation. Our liquid assets at December 31, 2008, 2007 and 2006 totaled approximately $339.4 million, $239.8 million and $300.4 million, respectively. Our Core Basis Surplus liquidity level was 8.5%, 5.7% and 8.9% as of the same periods, respectively. The $99.6 million increase in our Core Basic Surplus liquidity level during 2008 was mainly attributable to the net effect of a $17.2 million increase in short-term investments, the net growth of $147.4 million in our investment portfolio by using portfolio repayments in addition to funding with broker deposits and securities sold under agreements to repurchase, which increased by $54.5 million. As of December 31, 2007, the decrease in our Core Basic Surplus liquidity level was mainly attributable to the reduction in interest-bearing deposits and short-term investments previously mentioned, and that the growth in the investment portfolio was funded mostly with repurchase agreements and other collateralized borrowings reducing the portion of unpledged securities to total assets when compared to December 31, 2006.

As mentioned above, in addition to the normal influx of liquidity from core deposit growth, together with repayments and maturities of loans and investments, we utilize FHLB advances and broker and out-of-market certificates of deposit to meet our liquidity needs. Other funding alternatives are borrowing lines with brokers and the Federal Reserve Bank of New York, and an unsecured line of credit with a correspondent bank.

In October 2008, the FDIC implemented its new Temporary Liquidity Guarantee Program to strengthen confidence and encourage liquidity in the banking system by guaranteeing newly issued senior unsecured debt of banks, thrifts, and certain holding companies, and by providing full coverage of non-interest bearing deposit transaction accounts, regardless of dollar amount. Under the current rules, certain newly issued senior unsecured debt issued on or before June 30, 2009, would be fully protected in the event the issuing institution subsequently fails, or its holding company files for bankruptcy. The guarantee is limited to 125% of senior unsecured debt as of September 30, 2008 that is scheduled to mature before June 30, 2009. This includes promissory notes, commercial paper, inter-bank funding, and any unsecured portion of secured debt. Coverage would be limited to June 30, 2012, even if the maturity exceeds that date. Participants will have the option to issue non-guaranteed senior unsecured debt for a non-refundable fee of 37.5 basis points, provided that the debt has a term greater than three years. Participants will be charged a 75-basis point fee to protect their new debt issues (amounts paid as a non-refundable fee will be applied to offset this 75-basis point fee until the non-refundable fee is exhausted). Institutions are automatically enrolled in this program unless they choose to opt-out. Although the Company did not have any senior unsecured borrowings outstanding as of September 30, 2008, the Company did not opt-out of this program, which could provide coverage for future senior unsecured debt.

Advances from the FHLB are typically secured by qualified residential and commercial mortgage loans, and investment securities. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. As of December 31, 2008, we had FHLB borrowing capacity of $40.5 million, including FHLB advances and securities sold under agreements to repurchase. Also, as of the same date, we had $279.0 million in pre-approved repurchase agreements with major brokers and banks, subject to acceptable unpledged marketable securities, which amounted $164.0 million as of December 31, 2008. In addition, Eurobank is able to borrow up to $10.0 million from the Federal Reserve Bank using securities currently pledged as collateral. Eurobank also maintains a pre-approved overnight borrowing line with a correspondent bank, which provided additional short-term borrowing capacity of $10.0 million as of December 31, 2008.

Our ability to meet our current obligations is dependent on our various sources of liquidity. As of December 31, 2008, we had, on a stand alone basis, $1.4 million of liquid assets available to meet our current obligations which consist primarily of interest payments on junior subordinated debentures and outstanding preferred stock. In the event that we become less than "well-capitalized" for regulatory capital purposes, we would become subject to certain interest rate restrictions that we are permitted to pay on various deposit sources and Eurobank may become prohibited from paying dividends to us. These restrictions could impact our ability to meet our current obligations and may require that we elect to defer quarterly interest payments on our outstanding junior subordinated debentures in order to preserve our liquidity and capital positions.

As previously mentioned, we heavily rely on broker deposits as a short-term funding source to meet its liquidity needs. Broker deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets, which may force us to pay above-market interest rates to retain these deposits, reducing our net interest spread and net interest margin. In addition, broker deposit funding sources may be more sensitive to significant changes in our financial condition. The ability to continue to acquire broker deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase the funding costs, and the confidence of the market. In addition, if our capital ratios fall below the levels necessary to be considered "well-capitalized" under the regulatory framework for prompt corrective action, we could be restricted in using broker deposits as a short-term funding source unless we obtain a waiver from the Federal Deposit Insurance Corporation. Restrictions on our ability to participate in this market could place limitations on our growth strategy or could result in our participation in other more expensive funding sources. In case of restrictions, our expansion strategies would have to be reviewed to reflect the possible limitation to funding sources and changes in cost structures.

As indicated above, our liquidity sources are comprised primarily of secured funding outlets, such as the FHLB and Federal Reserve Bank, and deposits originated through Eurobank's branch network and from broker deposits. There can be no assurance that actions by the FHLB or FRB would not reduce Eurobank's borrowing capacity or that we would be able to continue to replace deposits at competitive rates. As previously mentioned, if our capital ratio falls below "well-capitalized," we would need regulatory consent before accepting brokered deposits. Over the next 12 months, approximately $922.0 million of broker deposits will mature. There can be no assurances that we will be able to replace these broker deposits with deposits at competitive rates. Such events could have a material adverse impact on our results of operations and financial condition. However, if we are unable to replace these maturing deposits with new deposits, we believe that we have adequate liquidity resources to fund this need with our secured funding outlets with the FHLB and FRB.

Our minimum target Core Basis Surplus liquidity ratio established in our Asset/Liability Management Policy is 2.0% of total assets. As of December 31, 2008, our Core Basic Surplus Liquidity Ratio was 8.5%, well above the established minimum target. Our liquidity demands are not seasonal and all trends have been stable over the last three years. We are not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to materially impair our liquidity. Generally, financial institutions determine their target liquidity ratios internally, based on the composition of their liquidity assets and their ability to participate in different funding markets that can provide the required liquidity. In addition, the local market has unique characteristics, which make it very difficult to compare our liquidity needs and sources to the liquidity needs and sources of our peers in the rest of the nation. After careful analysis of the diversity of liquidity sources available to us, we have determined that our target liquidity ratio is adequate.

Our net cash inflows from operating activities for 2008 were $39.4 million, compared to cash inflows of $29.5 million and $56.3 million from operating activities for the year 2007 and 2006, respectively. During 2008, the net operating cash inflows resulted primarily from the net effect of: i) proceeds from sale of loans held for sale; ii) a decrease in accrued interest receivable; iii) a decrease in accrued interest payable, accrued expenses and other liabilities; and iv) a net decrease in other assets. The net operating cash inflows during 2007 resulted primarily from the net effect of: i) proceeds from sale of loans held for sale; ii) an increase in accrued interest receivable; iii) an increase in accrued interest payable, accrued expenses and other liabilities; and iv) a net increase in other assets. During 2006, the net operating cash inflows resulted primarily from the net effect of: i) proceeds from sale of loans held for sale; ii) an increase in accrued interest receivable; iii) an increase in accrued interest payable, accrued expenses and other liabilities; and iv) a net decrease in other assets.

Our net cash outflows from investing activities for the years 2008, 2007 and 2006 were $136.9 million, $294.0 million and $137.7 million, respectively. During 2008, the net investing cash outflows experienced were primarily used for the growth in our investment portfolio. The net investing cash outflows experienced in 2007 were primarily used for the growth in our investment and loan portfolios. During 2006, the net investing cash outflows experienced were primarily used for the growth in our loan portfolio.

Our net cash inflows from financing activities for the years 2008, 2007 and 2006 were $137.5 million, $238.1 million and $86.0 million, respectively. The net financing cash inflows experienced in 2008 and 2007 were primarily provided by a net increase in deposits and securities sold under agreement to repurchase and other borrowing. During 2006, the net financing cash inflows were primarily provided by a net increase in deposits.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessary move in the same direction or with the same magnitude as the prices of goods and services since such prices are affected by inflation.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk is the most significant market risk affecting us. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of our business activities. Interest rate risk can be defined as the exposure to a movement in interest rates that could have an adverse effect on our net interest income or the market value of our financial instruments. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by Eurobank's Board of Directors and carried out by Eurobank's Asset/Liability Management Committee. The Asset/Liability Management Committee's objectives are to manage our exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon and, at the same time, to provide a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for tenor and repricing characteristics of new business flow, the maturity ladder of wholesale funding, investment security purchase and sale strategies and mortgage loan sales, as well as derivative financial instruments. Eurobank may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. Also, Eurobank may use contracts to transform the interest rate characteristics of specifically identified assets or liabilities to which the contract is tied. At December 31, 2008, the Bank had interest rate swap agreements which converted $12.2 million of fixed rate time deposits to variable rate time deposits maturing in 2018 with semi-annual call options which match call options on the swaps. This swap was terminated on January 26, 2009 upon the cancellation of the related certificate of deposit. In addition, as of December 31, 2008, Eurobank had $110,000 related to an option and equity-based return derivative, which was purchased in January 2007 to fix the interest rate expense on a $25.0 million certificate of deposit. For more detail on derivative financial instruments please refer to *"Note 15 – Derivative Financial Instruments"* to our consolidated financial statements included herein.

Our primary measurement of interest rate risk is earnings at risk, which is determined through computerized simulation modeling. The primary simulation model assumes a static balance sheet, using the balances, rates, maturities and repricing characteristics of all of the bank's existing assets and liabilities, including off-balance sheet financial instruments. Net interest income is computed by the model assuming market rates remaining unchanged and compares those results to other interest rate scenarios with changes in the magnitude, timing and relationship between various interest rates. At December 31, 2008, we modeled rising ramp and declining interest rate simulations in 100 basis point increments over two years. The impact of embedded options in such products as callable and mortgage-backed securities, real estate mortgage loans and callable borrowings were considered. Changes in net interest income in the rising and declining rate scenarios are then measured against the net interest income in the rates unchanged scenario. The Asset/Liability Management Committee utilizes the results of the model to quantify the estimated exposure of net interest income to sustained interest rate changes and to understand the level of risk/volatility given a range of reasonable and plausible interest rate scenarios. In this context, the core interest rate risk analysis examines the balance sheet under rates up/down scenarios that are neither too modest nor too extreme. All rate changes are "ramped" over a 12 month horizon based upon a parallel yield curve shift and maintained at those levels over the remainder of the simulation horizon. Using this approach, we are able to obtain results that illustrate the effect that both a gradual change of rates (year 1) and a rate shock (year 2 and beyond) has on margin expectations.

In the December 31, 2008 simulation, our model indicated no material exposure in the level of net interest income to gradual rising rates "ramped" for the first 12-month period, and no exposure in the level of net interest income to a rate shock of rising rates for the second 12-month period. This is caused by the effect of the volume of our commercial and industrial loans variable rate portfolio and the maturity distribution of the repurchase agreements and broker deposits, our primary funding source, from 30 days to approximately 2 years. The hypothetical rate scenarios consider a change of 100 and 200 basis points during two years. The decreasing rate scenarios have a floor of 100 basis points because, with current interest yield curve, an additional 100 basis points reduction in rates would imply a negative or zero percent yield in US Treasury Bills. At December 31, 2008, the net interest income at risk for year one in the 100 basis point falling rate scenario was calculated at $57,000, or 0.10% lower than the net interest income in the rates unchanged scenario. The net interest income at risk for year two in the 100 basis point falling rate scenario was calculated at $9.8 million, or 17.27% higher than the net interest income in the rates unchanged scenario. At December 31, 2008, the net interest income at risk for year one in the 100 basis point rising rate scenario was calculated to be $2.5 million, or 4.41% higher than the net interest income in the rates unchanged scenario, and $4.7 million, or 8.25% higher than the net interest income in the rate unchanged scenario at the December 31, 2008 simulation with a 200 basis point increase. The net interest income at risk for year two in the 100 basis point rising rate scenario was calculated at $12.7 million, or 22.24% higher than the net interest income in the rates unchanged scenario, and $14.4 million, or 25.34% higher than the net interest income in the rates unchanged scenario at the December 31, 2008 simulation with a 200 basis point increase. During the first year, these exposures are well within our policy guidelines of 15.0% and 25.0% for 100 and 200 basis points changes in rate scenarios, respectively. Exposures during the second year are above the policy guidelines, but the estimated net interest income for the three different scenarios are positive and higher than indicated guidelines. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. We cannot assure you that our actual net interest income would increase or decrease by the amounts computed by the simulations.

The following table indicates the estimated impact on net interest income under various interest rate scenarios as of December 31, 2008:

Change in Interest Rates	Change in Future Net Interest Income Gradual Raising Rate Scenario – Year 1 At December 31, 2008 Dollar Change	Percentage Change
	(Dollars in thousands)	
+200 basis points over year 1	$ 4,698	8.25%
+100 basis points over year 1	2,512	4.41
- 100 basis points over year 1	(57)	(0.10)
- 200 basis points over year 1	N/A	N/A

Change in Interest Rates	Change in Future Net Interest Income Rate Shock Scenario – Year 2 At December 31, 2008 Dollar Change	Percentage Change
	(Dollars in thousands)	
+200 basis points over year 2	$ 14,424	25.34%
+100 basis points over year 2	12,655	22.24
- 100 basis points over year 2	9,830	17.27
- 200 basis points over year 2	N/A	N/A

We also monitor core funding utilization in each interest rate scenario as well as market value of equity. These measures are used to evaluate long-term interest rate risk beyond the two-year planning horizon.

Aggregate Contractual Obligations

The following table represents our on and off-balance sheet aggregate contractual obligations, other than deposit liabilities, to make future payments to third parties as of the date specified:

	As of December 31, 2008 One Year or Less	Over One Year to Three Years	Over Three Years to Five Years	Over Five Years
	(In thousands)			
FHLB advances	$ 15,000	$ —	$ —	$ 398
Notes payable to statutory trusts	—	—	—	20,619
Operating leases	1,601	3,171	2,663	14,921
Total	$ 16,501	$ 3,171	$ 2,663	$ 35,938

Off-Balance Sheet Arrangements

During the ordinary course of business, we provide various forms of credit lines to meet the financing needs of our customers. These commitments, which have a term of less than one year, represent a credit risk and are not represented in any form on our balance sheets.

As of December 31, 2008, 2007 and 2006, we had commitments to extend credit of $171.5 million, $265.3 million and $308.5, respectively. These commitments included standby letters of credit of $14.8 million, $13.6 million and $8.4 million as of December 31, 2008, 2007 and 2006, respectively, and commercial letters of credit of $757,000, $1.5 million and $916,000 for those same periods, respectively.

The effect on our revenues, expenses, cash flows and liquidity of the unused portions of these commitments cannot reasonably be predicted because there is no guarantee that the lines of credit will be used. For more information regarding our off-balance sheet arrangements, see *"Note 26 — Financial Instruments with Off-Balance-Sheet Risk"* to our consolidated financial statements.

Recent Accounting Pronouncements

For more detail on recent accounting pronouncements please refer to *"Note 2(aa) – Recently Issued Accounting Standards"* to our consolidated financial statements.

Recent Developments

On October 3, 2008, the United States Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides the U. S. Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the Act is the Treasury Capital Purchase Program (the "CPP"), which provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The CPP is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends.

In addition, EESA temporarily raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The temporary increase in deposit insurance coverage became effective on October 3, 2008. The legislation provides that the basic deposit insurance limit will return to $100,000 on December 31, 2009.

On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program ("TLGP"), which will guarantee certain newly issued senior unsecured debt issued by participating institutions on or after October 14, 2008, and before June 30, 2009. Also, the FDIC will provide full FDIC deposit insurance coverage for non-interest bearing transaction deposit accounts held at participating FDIC-insured institutions. This provision expires December 31, 2009.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information contained in the section captioned *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* as set forth in Part II, Item 7 of this Annual Report on Form 10-K is incorporated herein by reference.

ITEM 8. Financial Statements and Supplementary Data.

Quarterly Selected Financial Data (Unaudited)

The following tables summarize unaudited quarterly results of operations for years ended December 31, 2008, 2007 and 2006.

	Year ended December 31, 2008			
	Fourth quarter	Third quarter	Second quarter	First quarter
Interest income	$ 35,777,971	$ 40,249,889	$ 40,343,140	$ 42,639,204
Interest expense	24,191,955	24,478,925	25,639,637	27,405,864
Net interest income	11,586,016	15,770,964	14,703,503	15,233,340
Provision for loan and lease losses	16,514,000	7,980,000	9,986,800	7,833,000
Net interest (expense) income after provision for loan and lease losses	(4,927,984)	7,790,964	4,716,703	7,400,340
Total other income	2,158,399	2,425,509	3,249,675	3,624,811
Total other expenses	11,560,295	13,456,931	12,632,063	13,265,705
Income before income taxes	(14,329,880)	(3,240,458)	(4,665,685)	(2,240,554)
Income (benefit) tax	(6,615,433)	(2,452,507)	(2,902,780)	(1,237,228)
Net (loss) income	$ (7,714,447)	$ (787,951)	$ (1,762,905)	$ (1,003,326)
Loss per share:				
Basic	$ (0.41)	$ (0.05)	$ (0.10)	$ (0.06)
Diluted	$ (0.41)	$ (0.05)	$ (0.10)	$ (0.06)

Financial results for the quarter ended December 31, 2008 when compared to the previous quarter were predominantly impacted by an increase of $9.6 million in the provision for loan and lease losses, an interest rate cut of 175 basis points by the Federal Reserve, and a $49.0 million increase in nonaccrual loans, which reduced further our net interest income for the quarter. The increase in the provision for loan and lease losses and the increase in nonaccrual loans were primarily related to our commercial and construction loan portfolios, which reported further deterioration due to current economic conditions requiring some of them to be classified as impaired loans under SFAS No. 114 or an increase in their specific allowances.

	Year ended December 31, 2007			
	Fourth quarter	Third quarter	Second quarter	First quarter
Interest income	$ 44,327,194	$ 43,734,653	$ 42,949,603	$ 42,313,742
Interest expense	28,084,689	26,624,695	25,507,208	25,253,744
Net interest income	16,242,505	17,109,958	17,442,395	17,059,998
Provision for loan and lease losses	6,881,000	9,594,000	3,594,000	5,279,000
Net interest income after provision for loan and lease losses	9,361,505	7,515,958	13,848,395	11,780,998
Total other income	2,410,272	2,212,540	2,132,675	1,922,710
Total other expenses	11,488,227	12,341,740	12,265,054	12,129,823
Income before income taxes	283,550	(2,613,242)	3,716,016	1,573,885
Income (benefit) tax	(218,428)	(1,378,559)	1,088,265	259,848
Net income (loss)	$ 501,978	$ (1,234,683)	$ 2,627,751	$ 1,314,037
Earnings (loss) per share:				
Basic	$ 0.02	$ (0.07)	$ 0.13	$ 0.06
Diluted	$ 0.02	$ (0.07)	$ 0.12	$ 0.06

	Year ended December 31, 2006			
	Fourth quarter	Third quarter	Second quarter	First quarter
Interest income	$ 42,699,853	$ 41,895,851	$ 39,767,141	$ 37,782,974
Interest expense	26,898,186	25,315,546	22,750,837	20,398,777
Net interest income	15,801,667	16,580,305	17,016,304	17,384,197
Provision for loan and lease losses	5,274,000	4,849,000	3,390,000	3,390,000
Net interest income after provision for loan and lease losses	10,527,667	11,731,305	13,626,304	13,994,197
Total other income	1,109,307	1,778,375	2,546,822	2,366,049
Total other expenses	10,280,554	11,476,456	10,506,820	11,058,573
Income before income taxes	1,356,420	2,033,224	5,666,306	5,301,673
Income tax	1,347,299	514,732	2,386,467	2,035,487
Net income	$ 9,121	$ 1,518,492	$ 3,279,839	$ 3,266,186
(Loss) earnings per share:				
Basic	$ (0.01)	$ 0.07	$ 0.16	$ 0.16
Diluted	$ (0.01)	$ 0.07	$ 0.16	$ 0.15

The consolidated financial statements, the reports thereon, the notes thereto and supplementary data commence at page F-1 of this Annual Report on Form 10-K.

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

a) Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our "disclosure controls and procedures," as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our chief executive officer and chief financial officer concluded that, As of December 31, 2008, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, EuroBancshares' principal executives and principal financial officers and effected by EuroBancshares' Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of EuroBancshares;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of EuroBancshares are being made only in accordance with authorizations of management and directors of EuroBancshares; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EuroBancshares' assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2008, our management assessed the effectiveness of the design and operation of EuroBancshares' internal control over financial reporting. Based on this assessment, our management concluded that such internal control over financial reporting was effective. In making our assessment of internal control over financial reporting, management used the criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

EuroBancshares' independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K has issued an audit report on management's assessment of EuroBancshares' internal control over financial reporting.

(c) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm. The independent registered public accounting firm's attestation report on our internal control over financial reporting is included as part of the Report of Independent Registered Public Accounting Firm to our consolidated financial statements, commencing at page F-1 of this Annual Report on Form 10-K.

ITEM 9B. Other Information.

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance.

The information under the captions "Proposal Regarding Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our 2009 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. Our Code of Business Conduct and Ethics is publicly available on our website at http://investor.eurobankpr.com. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver, including any implicit waiver, from a provision of the code to our principal executive officer, principal financial officer, principal accounting officer or controller, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

ITEM 11. Executive Compensation.

The information under the caption "Executive Compensation" in our definitive proxy statement for our 2009 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information under the caption "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for our 2009 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

The information under the caption "Certain Relationships and Related Transactions" in our definitive proxy statement for our 2009 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference.

ITEM 14. Principal Accountant Fees and Services.

The information under the caption "Principal Auditor Fees and Services" in our definitive proxy statement for our 2009 annual meeting of stockholders to be filed with the SEC pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

Financial Statements

Reference is made to the consolidated financial statements, the reports thereon, the notes thereto and supplementary data commencing at page F-1 of this Annual Report on Form 10-K. Set forth below is a list of such financial statements:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2008 and 2007
Consolidated Statements of Income for each of the years in the two-year period ended December 31, 2008
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for each of the years in the two-year period ended December 31, 2008
Consolidated Statements of Cash Flows for each of the years in the two-year period ended December 31, 2008
Notes to Consolidated Financial Statements

Financial Statement Schedules

All supplemental schedules are omitted as inapplicable or because the required information is included in the consolidated financial statements or related notes.

Exhibits

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of EuroBancshares, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
3.2	Amended and Restated Bylaws of EuroBancshares, Inc. (incorporated herein by

Exhibit Number	Description of Exhibit
	reference to Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
3.3	Certificate of Designation of EuroBancshares, Inc. Noncumulative Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.3 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
4.1	Specimen stock certificate representing EuroBancshares, Inc. Common Stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on August 2, 2004)
4.2	Specimen stock certificate representing EuroBancshares, Inc. Preferred Stock (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 10-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on March 31, 2005
4.3	Indenture, dated as of December 19, 2002, between EuroBancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association) (incorporated herein by reference to Exhibit 4.5 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
4.4	Amended and Restated Declaration of Trust, dated as of December 19, 2002, by and among EuroBancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association), and Jose Martinez Recondo, Isabella Arrillaga, as Administrators (incorporated herein by reference to Exhibit 4.6 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
4.5	Guarantee Agreement, dated as of December 19, 2002, between EuroBancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association) (incorporated herein by reference to Exhibit 4.7 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.1†	EuroBancshares, Inc. 2002 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.2†	Form of EuroBancshares, Inc. Incentive Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.3†	Form of EuroBancshares, Inc. Non-Qualified Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.4†	2005 Stock Option Plan for EuroBancshares, Inc., dated May 12, 2005 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on June 2, 2005)
10.5†	Change in Control Agreement, dated as of March 14, 2007, between EuroBancshares, Inc., Eurobank and Mr. Rafael Arrillaga-Torréns, Jr. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on March 16, 2007)
10.6†	Change in Control Agreement, dated as of March 14, 2007, between EuroBancshares, Inc., Eurobank and Ms. Yadira R. Mercado (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on March 16, 2007)
10.7†	Change in Control Agreement, dated as of May 8, 2008, between EuroBancshares,

Exhibit Number	Description of Exhibit
	Inc., Eurobank and Mr. Luis J. Berríos López (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on May 13, 2008)
10.8†	Eurobank Master Trust Retirement Plan Program (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.9†	Form of EuroBancshares, Inc. Restricted Stock Purchase Agreement (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.10†	Agreement and Plan of Merger, dated as of September 6, 2002, by and among EuroBancshares, Inc. and Banco Financiero de Puerto Rico (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.11	Agreement and Plan of Merger, dated as of February 24, 2004, by and among EuroBancshares, Inc., Eurobank, and The Bank & Trust of Puerto Rico (incorporated herein by reference to Exhibit 2 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
10.12	Stipulation and Consent to the Issuance of a Cease and Desist Order dated as of March 13, 2007, Eurobank, the Board of Directors of Eurobank and the FDIC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on March 16, 2007)
10.13	Order to Cease and Desist Order dated as of March 15, 2007 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on March 16, 2007)
10.14	Master Servicing Agreement, dated as of August 6, 2007, by and among EuroBancshares, Inc. and Telefónica Empresas (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q (File No. 000-50872) previously filed by EuroBancshares, Inc. on November 9, 2007)
10.15	Joint Account Agreement, dated as of January 2, 2008, by and among Eurobank and Oppenheimer & Co., Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 000-50872) previously filed by EuroBancshares, Inc. on January 7, 2008)
21	List of Subsidiaries of EuroBancshares, Inc. (incorporated herein by reference to Exhibit 21 to the Registration Statement on Form S-1 (File No. 333-115510) previously filed by EuroBancshares, Inc. on May 5, 2004)
23.1*	Consent of Crowe Horwath LLP, independent registered public accounting firm
31.1*	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2*	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed with this Annual Report on Form 10-K.

† Constitutes a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROBANCSHARES, INC.

Date: March 26, 2009

By: /s/ Rafael Arrillaga-Torréns, Jr.
Rafael Arrillaga Torréns, Jr.
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 26, 2009

By: /s/ Rafael Arrillaga-Torréns, Jr.
Rafael Arrillaga Torréns, Jr.
Chairman of the Board, President and Chief Executive Officer (principal executive officer)

Date: March 26, 2009

By: /s/ Yadira R. Mercado
Yadira R. Mercado
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

Date: March 26, 2009

By: /s/ Pedro Feliciano Benítez
Pedro Feliciano Benítez
Director

Date: March 26, 2009

By: /s/ Juan Ramón Gómez-Cuétara Aguilar
Juan Ramón Gómez-Cuétara Aguilar
Director

Date: March 26, 2009

By: /s/ Antonio R. Pavía Bibiloni
Antonio R. Pavía Bibiloni
Director

Date: March 26, 2009

By: /s/ Plácido González Córdova
Plácido González Córdova
Director

Date: March 26, 2009

By: /s/ Luis F. Hernández Santana
Luis F. Hernández Santana
Director

Date: March 26, 2009

By: /s/ Ricardo Levy Echeandía
Ricardo Levy Echeandía
Director

Date: March 26, 2009

By: /s/ Jaime Sifre Rodríguez
Jaime Sifre Rodríguez
Director

Date: March 26, 2009

By: /s/ William Torres Torres
William Torres Torres
Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

EUROBANCSHARES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

EUROBANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
EuroBancshares, Inc. and Subsidiaries
San Juan, Puerto Rico

We have audited the accompanying consolidated balance sheets of EuroBancshares, Inc. and Subsidiaries ("Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2008. We also have audited EuroBancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). EuroBancshares, Inc. and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of EuroBancshares, Inc. and Subsidiaries' internal control over financial reporting included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EuroBancshares, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two-years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles. Also in our opinion, EuroBancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on Internal Control—Integrated Framework issued by COSO.

Crowe Horwath LLP

Fort Lauderdale, Florida
March 24, 2009

Stamp No. 2205219 of the
Puerto Rico Society of Certified
Public Accountants was affixed
to the record copy of this report.

EUROBANCSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and 2007

Assets		**2008**		**2007**
Cash and cash equivalents				
Cash and due from banks	$	43,275,239	$	15,866,221
Interest bearing deposits		400,000		32,306,909
Federal funds sold		44,470,925		—
Total cash and cash equivalents		88,146,164		48,173,130
Securities purchased under agreements to resell		24,486,774		19,879,008
Investment securities available for sale, at fair value		751,016,565		707,103,432
Investment securities held to maturity, fair value of $132,890,502 in 2008 and $30,451,926 in 2007		132,798,181		30,845,218
Other investments		14,932,400		13,354,300
Loans held for sale		1,873,445		1,359,494
Loans, net of allowance for loan and lease losses of $41,639,051 in 2008 and $28,137,104 in 2007		1,740,539,113		1,829,082,008
Accrued interest receivable		14,614,445		18,136,489
Customers' liability on acceptances		405,341		430,767
Premises and equipment, net		34,466,471		33,083,169
Deferred tax assets, net		23,825,896		10,898,071
Other assets		33,324,128		39,053,827
Total assets	$	2,860,428,923	$	2,751,398,913
Liabilities and Stockholders' Equity				
Deposits:				
Noninterest bearing	$	108,645,242	$	120,082,912
Interest bearing		1,975,662,802		1,872,963,402
Total deposits		2,084,308,044		1,993,046,314
Securities sold under agreements to repurchase		556,475,000		496,419,250
Acceptances outstanding		405,341		430,767
Advances from Federal Home Loan Bank		15,398,041		30,453,926
Note payable to Statutory Trust		20,619,000		20,619,000
Accrued interest payable		16,073,737		17,371,698
Accrued expenses and other liabilities		10,579,960		13,139,809
		2,703,859,123		2,571,480,764
Commitments and contingent liabilities (note 17)				
Stockholders' equity:				
Preferred stock:				
Preferred stock Series A, $0.01 par value. Authorized 20,000,000 shares; issued and outstanding 430,537 in 2008 and 2007 (aggregate liquidation preference value of $10,763,425)		4,305		4,305
Capital paid in excess of par value		10,759,120		10,759,120
Common stock:				
Common stock, $0.01 par value. Authorized 150,000,000 shares; issued: 20,439,398 shares in 2008 and 20,032,398 shares in 2007; outstanding: 19,499,515 shares in 2008 and 19,093,315 in 2007		204,394		200,324
Capital paid in excess of par value		110,109,207		107,936,531
Retained earnings:				
Reserve fund		8,029,106		8,029,106
Undivided profits		49,773,573		61,789,048
Treasury stock, 939,883 shares in 2008 and 939,083 shares in 2007, at cost		(9,916,962)		(9,910,458)
Accumulated other comprehensive (loss) gain		(12,392,943)		1,110,173
Total stockholders' equity		156,569,800		179,918,149
Total liabilities and stockholders' equity	$	2,860,428,923	$	2,751,398,913

See accompanying notes to consolidated financial statements.

EUROBANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2008 and 2007

	2008	2007
Interest income:		
Loans, including fees	$ 115,273,672	$ 143,360,450
Investment securities:		
Taxable	9,572	12,152
Tax exempt	42,425,867	26,946,714
Interest-bearing deposits, securities purchased under agreements to resell, and other	1,301,093	3,005,875
Total interest income	159,010,204	173,325,191
Interest expense:		
Deposits	80,509,682	84,675,999
Securities sold under agreements to repurchase, notes payable, and other	21,206,699	20,794,338
Total interest expense	101,716,381	105,470,337
Net interest income	57,293,823	67,854,854
Provision for loan and lease losses	42,313,800	25,348,000
Net interest income after provision for loan and lease losses	14,980,023	42,506,854
Noninterest income:		
Service charges – fees and other	10,395,736	9,584,533
Net gain on sale of securities	190,956	—
Net loss on sale of other real estate owned, repossessed assets, and on disposition of other assets	(595,966)	(1,285,958)
Net gain on sale of loans	1,467,668	379,622
Total noninterest income	11,458,394	8,678,197
Noninterest expense:		
Salaries and employee benefits	20,087,767	19,890,373
Occupancy	8,106,897	7,827,087
Furniture, fixtures and equipment	3,307,304	3,071,901
Professional services	5,453,867	4,496,283
Municipal and other taxes	2,029,992	1,836,783
Commissions and service fees	1,987,647	1,444,949
Office supplies	1,282,770	1,375,022
Insurance	3,111,260	1,865,353
Promotional	881,594	1,492,240
Other	4,665,896	4,924,851
Total noninterest expense	50,914,994	48,224,842
(Loss) income before income taxes	(24,476,577)	2,960,209
Income tax benefit	(13,207,948)	(248,874)
Net (loss) income	$ (11,268,629)	$ 3,209,083
(Loss) Earnings per share:		
Basic:	$ (0.62)	$ 0.13
Diluted:	$ (0.62)	$ 0.13

See accompanying notes to consolidated financial statements.

EUROBANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
and Comprehensive (Loss) Income
Years Ended December 31, 2008 and 2007

	2008	2007
Preferred stock:		
Balance at beginning of period	$ 4,305	$ 4,305
Issuance of preferred stock	—	—
Balance at end of period	4,305	4,305
Capital paid in excess of par value - preferred stock:		
Balance at beginning of period	10,759,120	10,759,120
Issuance of preferred stock	—	—
Balance at end of period	10,759,120	10,759,120
Common stock:		
Balance at beginning of period	200,324	197,775
Exercised stock options	4,070	2,549
Balance at end of period	204,394	200,324
Capital paid in excess of par value – common stock:		
Balance at beginning of period	107,936,531	106,539,383
Exercised stock options	2,024,930	1,146,330
Stock based compensation	147,746	250,818
Balance at end of period	110,109,207	107,936,531
Reserve fund:		
Balance at beginning of period	8,029,106	7,553,381
Transfer from undivided profits	—	475,725
Balance at end of period	8,029,106	8,029,106
Undivided profits:		
Balance at beginning of period	61,789,048	59,800,495
Net (loss) income	(11,268,629)	3,209,083
Preferred stock dividends ($1.73 in 2008 and 2007 per share)	(746,846)	(744,805)
Transfer to reserve fund	—	(475,725)
Balance at end of period	49,773,573	61,789,048
Treasury stock		
Balance at beginning of period	(9,910,458)	(7,410,711)
Purchase of common stock	(6,504)	(2,499,747)
Balance at end of period	(9,916,962)	(9,910,458)
Accumulated other comprehensive (loss) gain, net of taxes:		
Balance at beginning of period	1,110,173	(7,565,907)
Unrealized net (loss) gain on investment securities available for sale	(13,503,116)	8,676,080
Balance at end of period	(12,392,943)	1,110,173
Total stockholders' equity	$ 156,569,800	$ 179,918,149
Comprehensive income:		
Net (loss) income	$ (11,268,629)	$ 3,209,083
Other comprehensive (loss) income, net of tax:		
Unrealized net (loss) gain on investment securities available for sale	(13,503,116)	8,676,080
Reclassification adjustment for realized loss included in net income	—	—
Unrealized net (loss) gain on investments securities available for sale	(13,503,116)	8,676,080
Comprehensive (loss) income	$ (24,771,745)	$ 11,885,163

See accompanying notes to consolidated financial statements.

EUROBANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) income	$ (11,268,629)	$ 3,209,083
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	4,083,633	3,020,286
Provision for loan and lease losses	42,313,800	25,348,000
Stock-based compensation	147,746	250,817
Deferred tax and acquired tax credits benefit	(13,259,882)	(4,636,938)
Net gain on sale of securities	(190,956)	—
Net gain on sale of loans	(1,467,668)	(379,622)
Net loss on sale of repossessed assets and on disposition of other assets	595,966	1,285,958
Net amortization of premiums and accretion of discount on investment securities	(1,348,686)	52,460
Valuation expense of repossesed assets	1,296,624	1,349,112
Decrease in deferred loan costs	1,910,844	2,513,927
Origination of loans held for sale	(24,028,838)	(17,003,663)
Proceeds from sale of loans held for sale	24,319,925	17,387,492
Decrease (increase) in accrued interest receivable	3,522,044	(2,375,637)
Net decrease (increase) in other assets	16,613,996	(1,941,420)
(Decrease) increase in accrued interest payable, accrued expenses, and other liabilities	(3,857,810)	1,377,672
Net cash provided by operating activities	39,382,110	29,457,528
Cash flows from investing actitivies:		
Net (increase) decrease in securities purchased under agreements to resell	(4,607,766)	31,312,315
Proceeds from sale of investment securities available for sale	19,090,869	—
Purchases of investment securities available for sale	(347,047,718)	(313,043,053)
Proceeds from principal payments and maturities of investment securities available for sale	272,146,807	149,866,240
Purchases of investment securities held to maturity	(112,456,830)	—
Proceeds from principal payments, maturities, and calls of investment securities held to maturity	10,435,839	7,443,335
Purchase of Federal Home Loan Bank Stocks	(11,251,500)	(14,802,500)
Procceds from principal payments and maturities of Federal Home Loan Bank Stocks	9,673,400	5,775,900
Net increase in loans	(7,414,514)	(140,543,978)
Proceeds from sale of loans	37,671,519	—
Proceeds from sale of other assets	1,407,323	782,944
Capital expenditures	(4,593,750)	(20,749,454)
Net cash used in investing activities	(136,946,321)	(293,958,251)
Cash flows from financing activities:		
Net increase in deposits	91,261,730	87,690,107
Increase in securities sold under agreements to repurchase and other borrowings	60,055,750	130,755,000
Net (decrease) increase in Federal Home Loan Bank Advances	(15,055,885)	21,746,506
Dividends paid to preferred stockholders	(746,846)	(744,750)
Net proceeds from issuance of common stock	2,029,000	1,148,880
Purchase of common stock	(6,504)	(2,499,747)
Net cash provided by financing activities	137,537,245	238,095,996
Net increase (decrease) in cash and due from banks	39,973,034	(26,404,728)
Cash and due from banks and cash equivalent beginning balance	48,173,130	74,577,857
Cash and due from banks and cash equivalent ending balance	$ 88,146,164	$ 48,173,130

See accompanying notes to consolidated financial statements.

(1) Organization

EuroBancshares, Inc. (the Company or EuroBancshares) was incorporated on November 21, 2001, under the laws of the Commonwealth of Puerto Rico to engage, for profit, in any lawful acts or businesses and serve as the holding company for Eurobank (the Bank). The Bank is a full service commercial bank with a delivery system of 26 branches in Puerto Rico. As a financial holding company, the Company is subject to the provisions of the Bank Holding Company Act, and to the supervision and regulation by the board of governors of the Federal Reserve System.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries: the Bank (including two international banking entities) and Euroseguros, Inc. (Euroseguros or the Agency), a company acting as an agent to sell life, property, and casualty insurance products in Puerto Rico, principally to customers of the Bank.

(2) Summary of Significant Accounting Policies

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting periods. These estimates are based on information available as of the date of the consolidated financial statements. Significant items subject to such estimates and assumptions include the allowance for loan and lease losses, fair value of financial instruments, derivatives, valuation of repossessed assets and deferred income tax. Therefore, actual results could differ from those estimates. Following is a description of significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Cash and Due from banks, Interest bearing deposits and Federal funds sold

For purposes of the presentation in the statements of cash flows, cash and due from banks and cash equivalents are defined as those amounts included in the balance sheets captions cash and due from banks, interest bearing deposits and federal funds sold. For customer loan and deposits transactions and repurchased agreements, net cash flows are reported.

(c) Securities Purchased under Agreements to Resell

The Company enters into purchases of securities under agreements to resell. The amounts advanced under these agreements represent short-term investment transactions.

(d) Investment Securities Available for Sale

Investment securities available for sale consist of bonds, notes, other debt securities, and certain equity securities not classified as trading or held-to-maturity securities. Investment securities available for sale are recorded at fair value and their unrealized gains and losses, net of tax, are reflected as a separate component of stockholders' equity in accumulated other comprehensive (loss) income until realized. Gains or losses on sales of investment securities available-for-sale are recognized when realized and are computed on the specific-identification basis.

The Company reviews the investment portfolio based on the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*. These analyses are performed taking into consideration current U.S. market conditions, projected cash flows and the present value of the projected cash flows. Declines in fair value of securities below their cost that are deemed to be other than temporary result in an impairment that is charged to operations and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery or maturity and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee. Premiums and discounts are amortized over the estimated average life of the related investment security available for sale as an adjustment to yield using a method that approximates the interest method. Additionally, the Company anticipates estimated prepayments on mortgage-backed securities in the amortization of premiums and accretion of discounts on such securities. Dividend and interest income are recognized when earned.

(e) Investment Securities Held to Maturity

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The amortization of premiums is deducted and the accretion of discounts is added to interest income based on a method that approximates the interest method over the outstanding period of the related investment securities. The Company classifies investments as held to maturity when it has the intent and the ability to hold the investment until maturity.

The company reviews the investment portfolio based on the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*. These analyses are performed taking into consideration current U.S. market conditions, projected cash flows and the present value of the projected cash flows. A decline in the fair value of the securities below their cost that is deemed to be other than temporary results in an impairment that is charged against earnings and a new cost basis for the security is established. To determine whether impairment is other than temporary, the Company considers whether evidence indicating that the cost of the investment is recoverable out weighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

(f) Other Investments

Other investments include Federal Home Loan Bank (FHLB) stock and the equity investment in the unconsolidated statutory trust. The FHLB stock is carried at cost, representing the amount for which the FHLB would redeem the stock. Investment in statutory trust is carried on the equity method of accounting.

(g) Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to current operations.

(h) Loans and Allowance for Loan and Lease Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances adjusted by any charge-offs, unearned finance charges, allowance for loan and lease losses, and net deferred nonrefundable fees or costs on origination.

The Company determines delinquency status based on contractual terms and generally classifies loans in non accrual status when they become 90 days past due, unless the loan is adequately collateralized and the Company is in the process of collection. All interest accrued but not collected for loans and leases that are placed on nonaccrual status are reversed against interest income. The interest on these loans is accounted for using the cost recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current or payments are received for a six-month period and future payments are reasonably assured.

The allowance for loan and lease losses is an estimate to provide for probable losses that have been incurred in the loan and lease portfolio. Losses are charged and recoveries are credited to the allowance account at the time a loss is incurred or a recovery is received.

On a quarterly basis, the Company effects partial charge-offs on all lease finance contracts that are over 120 days past due. Also, except for leases in a payment plan, bankruptcy or other legal proceedings, the Company charges-off most of our lease finance contracts that are over 365 days past due. This full charge-off is made on a quarterly basis. Closed-ends consumer loans are charged-off when 120 days in arrears. Revolving credit consumer loans are charged-off when 180 days in arrears.

The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies*, and SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. For impaired commercial and construction business relationships with aggregate balances exceeding $150,000, the Company measures impairment following the guidance of SFAS No. 114.

The following is a description of how each portion of the allowance for loan and lease losses is determined.

When analyzing the adequacy of the allowance for loan and lease losses, the portfolio is segmented into major loan categories. Although the evaluation of the adequacy of the allowance for loan and lease losses focuses on loans and pools of similar loans and leases, no part of the allowance is segregated for, or allocated to, any particular asset or group of assets. The allowance is available to absorb all credit losses inherent in the portfolio.

Each component would normally have similar characteristics, such as classification, type of loan or lease, industry or collateral. As needed, the Company separately analyzes the following components of the portfolio and provides for them in the allowance for loan and lease losses: credit quality; sufficiency of credit and collateral documentation; proper lien perfection; appropriate approval by the loan officer and the credit committees; adherence to any loan agreement covenants; and compliance with internal policies and procedures and laws and regulations.

The general portion of the allowance for loan and lease losses is determined by applying historic loss factors to all categories of loans and leases outstanding in the portfolio. The Company uses historic loss factors determined over a period from 1 through 5 years, depending on the nature of the loan portfolio. At least on an annual basis, the historical loss factor is adjusted for each pool of loans to reflect any current conditions that are expected to result in loss recognition.

The resulting loss factors are then multiplied against the current period's balance of unimpaired loans outstanding to derive an estimated loss. Rates for each pool are based on those factors management believes are applicable to that pool. When applied to a pool of loans or leases, the adjusted historical loss rate is a measure of the total inherent losses in the portfolio that would have been estimated if each individual loan or lease had been reviewed.

Also, another component is used in the evaluation of the adequacy of the Company's general allowance to measure the probable effect that certain current internal and external environment factors could have on the historical loss factors currently in use. Factors that we consider include, but are not limited to:

- levels of, and trends in, delinquencies and nonaccruals;
- levels of, and trends in, charge-offs, and recoveries;
- trends in volume and terms of loans;
- effects of any changes in risk selection and underwriting standards, and other changes in lending policies, procedures and practices;
- changes in the experience, ability and depth of our lending management and relevant staff;
- national and local economic business trends and conditions;
- banking industry conditions; and
- effect of changes in concentrations of credit that might affect loss experience across one or more components of the portfolio.

On a quarterly basis, a risk percentage is assigned to each environmental factor based on our judgment of the implied risk over each loan category. The result of our assumptions is then applied to the current period's balance of unimpaired loans outstanding to derive the probable effect these current internal and external environmental factors could have over the general portion of our allowance. The net allowance resulting from this procedure is included as an additional component in the evaluation of the adequacy of our allowance.

In addition to the Company's general portfolio allowances, specific allowances are provided when specific analyses on impaired loans indicate that it is probable the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. For impaired commercial and construction business relationships with aggregate balances over $150,000, the Company measures impairment based on either (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective rate, (b) the observable market price of the impaired loans, or (c) the fair value of the collateral of a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans with a probable foreclosure, which must be measured at the fair value of the collateral. Except for collateral-dependent loans, impairments are recorded through a valuation allowance. For collateral-dependent loans, impairments are recorded through partial charge-offs charged to the allowance for loan losses. In a troubled debt restructuring involving a restructured loan, the Company measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest. The provision for loan and lease losses is adjusted in order to state the allowance for loan and lease losses to the required level as determined above.

(i) Lease Financing

The Company leases vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified by SFAS No. 13, *Accounting for Leases*, as amended. Aggregate rentals due over the term of the leases, less unearned income, are included in net loans. Unearned income is amortized using a method that results in approximate level rates of return on the principal amounts outstanding. Finance lease origination fees and costs are deferred and amortized over the average life of the portfolio as an adjustment to yield.

(j) Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (a) the assets have been isolated from the Company; (b) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (c) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Company:

- Derecognizes all assets sold;
- Recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale;
- Initially measures, at fair value, assets obtained and liabilities incurred in a sale; and
- Recognizes in earnings any gain or loss on the sale.

The Company receives fees for servicing activities on loans it has sold. These activities include, but are not limited to, collecting principal, interest and escrow payments from borrowers; paying taxes and insurance from escrowed funds; monitoring delinquencies; and accounting for and remitting principal and interest payments. To the extent that the servicing fees exceed or do not provide adequate compensation for the services provided, the Company records a servicing asset or liability for the fair value of the servicing retained.

(k) Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization, which are calculated utilizing the straight-line method over the estimated useful lives of the depreciable assets. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Expenditures for major improvements and remodeling are capitalized while maintenance and repairs are charged to expense. Gains or losses on disposition of premises and equipment and related operating income and maintenance expenses are included in current operations.

(l) Other Real Estate and Repossessed Assets

Other real estate and repossessed assets, normally obtained through foreclosure or other workout situations, are initially recorded at the lower of net realizable value or book value at the date of foreclosure, establishing a new cost basis. Any resulting loss is charged to the allowance for loan and lease losses. An appraisal of other real estate properties and valuation of repossessed assets is made periodically after its acquisition and comparison between the appraised value and the carrying value is performed. Additional declines in value after acquisition, if any, are charged to current operations. Gains or losses on disposition of other real estate and repossessed assets and related operating income and maintenance expenses are included in current operations.

(m) Trust Services

Trust fees are recorded on accrual basis at the time services are rendered. In connection with its trust activities, the Company administers and is custodian of assets, which amounted to approximately $206,056,000 and $299,445,000 at December 31, 2008 and 2007, respectively.

(n) Securities Sold under Agreements to Repurchase

The Company sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions.

(o) Income Taxes

Puerto Rico income tax law does not provide for filing a consolidated income tax return; therefore, the income tax expense reflected in the accompanying consolidated statements of income represents the sum of the income tax expense of the individual companies. The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future as well as net operating losses carryforwards. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for net operating losses that expire in 2015 because the benefit is more likely than not to be realized.

The Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" as of January 1, 2007. This Interpretation revises FAS 109 to prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 addresses the diversity that exists in the practice by defining a criterion that an individual tax position is recognized as a benefit only if it meet the "more likely than not" test, which is set at 50%, presuming the occurrence of a tax examination. The Company adopted the provision of FIN No. 48, which did not have an impact on the Company's financial condition or results of operations.

The company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.

(p) Reserve Fund

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of annual net income of the Bank be made, until such fund equals total paid-in capital. Such transfers restrict the retained earnings, which would otherwise be available for dividends. On the other hand, if net losses are experienced, such losses will be initially charged to retained earnings before reducing the reserve fund.

(q) Interest Income

Interest income on loans and investment securities is recognized on a basis which produces a constant yield over the term of the loan or security. Accrual of interest income is generally discontinued when collectability of the related loan appears doubtful or after 90 days of delinquency, unless the credit is well secured and in process of collection. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted on the cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current or payments received for six month period, and future payments are reasonably assured.

(r) Loan Origination and Commitment Fees

Loan fees and certain direct loan origination costs are deferred, and the net amount is recognized in interest income using the interest method over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment to yield.

(Continued)

(s) (Loss) Earnings per Share

Basic (loss) earnings per share represent (loss) income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Any stock splits and stock dividend are retroactively recognized in all periods presented in the consolidated financial statements.

(t) Supplementary Cash Flow Information

Supplemental disclosures of cash flow information are as follows:

		2008		2007
Cash paid during the years for:				
Interest	$	103,014,000	$	106,146,000
Income taxes		7,000		4,335,000
Noncash transactions:				
Repossessed assets acquired through foreclosure of loans	$	34,740,000	$	36,366,000
Financing of repossessed assets		17,936,000		25,186,000

(u) Stock Option Plan

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-based Payment and the provisions of Staff Accounting Bulletins No. 107 and 110. Accordingly, the Company has recorded stock based employee compensation cost using the fair value of these awards at the grant date.. The fair value of the options granted was estimated using the Black-Sholes Option Pricing Model. The expected term of share options granted was determined using the simplified method approach allowed under Staff Accounting Bulletin No. 107 and No. 110. Expected volatilities were based on historical volatility of the Company's shares and the average volatility of similar and comparable entities due to the short period of public history of the Company's shares in comparison with the expected term of share options. Also, expected volatilities considered other factors, such as expected changes in volatility arising from planned changes in the Company's operations. Please refer to note 22 Stock Option Plan for details.

(v) Comprehensive (Loss)Income

Comprehensive (loss) income consists of net (loss) income and other Comprehensive (Loss) Income. In addition to net (loss) income, the Company recognizes unrealized holding gains and losses, net of taxes, from available-for-sale securities as components of comprehensive (loss) income.

(w) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison between the carrying amount of an asset and the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are not longer depreciated and are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

There were no impairment losses in 2008 and 2007.

(x) Derivative Instruments and Hedging Activities

The Company follows the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value and cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument, that qualifies as either a fair-value or a cash-flow hedge is reported in earnings. Changes in the fair value of derivative not designated as hedges are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is re-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In all situations in which hedge accounting is discontinued and the derivative is retained, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value-hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting if not already done and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive (loss) income.

(y) ***Business Segments***

An operating segment is a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. Presently, the Company's decisions are generally based on specific market areas and/or product offerings. Accordingly, based on the financial information that is regularly evaluated by the Company's chief operating decision-maker, the Company has determined that it operates as a single business segment.

(z) ***Recently Adopted Accounting Standards***

On February 12, 2008 the Financial Accounting Standards Board (FASB) issued FASB staff position (FSP) No. 157-2, *"Effective Date of FASB Statement No. 157"*. This FSP delays the effective date of FAS 157, *"Fair Value Measurements"*, for nonfinancial assets and liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. This FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. In addition, on October 10, 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 157-3, *"Determining the Fair Value of a Financial Asset when the Market for that Asset is not Active"*. The FSP clarifies the application of FASB Statement No. 157, *"Fair Value Measurements"*, in a market that is not active for a financial asset. The FSP provides guidance on the application of available observable inputs in a market that is not active, the use of market quotes when assessing relevance of observable and unobservable inputs available and the use of the reporting entity's assumptions when observable inputs do not exist. The FSP is effective upon issuance and should be applied in prior periods for which financial statements have not been issued. The implementation of this FSP does not have a significant impact on the financial statement.

In May 2008, the Financial Accounting Standards Board (FASB) issued SFAS 162, *The Hierarchy of Generally Accepted Accounting Principles*. The main focus of SFAS 162 is to identify the sources of accounting principles and provide entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with Generally Accepted Accounting Principles. The Board believes that the GAAP hierarchy should be directed to entities rather than the auditor. The current GAAP hierarchy, set forth in the AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles*, has been criticized for its complexity and for being directed to the auditor rather than the entity. SFAS 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company believes that this statement will not have financial impact.

On January 12, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position EITF 99-20-1, *"Amendments to the Impairment Guidance of EITF Issue No. 99-20"*. It amends EITF 99-20, *"Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets"* to provide more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other-than-temporary impairment assessment and related disclosure requirements in FASB Statement No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"*. The FSP establishes that companies should consider guidance in Statement 115. Companies should also consider all available information including past events and current conditions when developing estimates of future cash flows to determine whether to record an other than temporary impairment. The FSP is effective for interim and annual reporting periods ending after December 15, 2008, and should be applied prospectively. The implementation of EITF 99-20-1 does not had a significant impact on the financial statements.

(aa) Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued SFAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" in February 2007. This statement includes an amendment to SFAS 115, "*Accounting for Certain Investments in Debt and Equity Securities*", to allow entities to choose to measure at fair value many financial instruments that are not required to be measured at fair value under existing SFAS. The main focus of SFAS 159 is to improve the use of fair value measurement providing the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement does not affect the provisions of any other SFAS that requires fair value measurement for certain assets or liabilities. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company has chosen not to value financial instruments at fair value under this statement.

In March 2008 the Financial Standards Board (FASB) issued SFAS 161 *"Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB No. 133"*. This statement addresses the amount and quality of required disclosures under FASB 133 and improves the transparency of financial reporting. Under FASB 161 all entities are required to enhance disclosures about how and why it uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB 133, and how derivative instruments and related hedged items affect the entity's financial position, financial performance, and cash flows. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company believes that this statement will not have a financial impact, other than additional disclosures, upon adoption.

On September 12, 2008 the Financial Accounting Standards Board (FASB) issued FASB staff position (FSP) No. 133-1 and FIN 45-4, "*Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161*". The main focus of this FSP is to address concerns by financial statements users and others regarding the disclosure of potential adverse effects of changes in credit risk. This FSP amends FASB 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP amends FIN 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP will be effective for reporting periods ending after November 15, 2008. The FSP clarifies the Board's intent about the effective date of FASB Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities*". The FSP clarifies the Board's intent that disclosures required by Statement 161 shall be provided for any reporting period (annual or interim) beginning after November 15, 2008.

(Continued)

(3) Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell at December 31, 2008 and 2007 consist of short-term investments, usually overnight transactions. The following table summarizes certain information on securities purchased under agreements to resell:

	2008	2007
Amount outstanding at year-end	$ 24,486,774	$ 19,879,008
Maximum aggregate balance outstanding at any month-end	56,583,043	61,649,614
Average monthly aggregate balance outstanding during the year	21,470,085	32,870,163
Weighted average interest rate for the year	3.00%	5.49%
Weighted average interest rate at year-end	2.45%	5.22%

The amounts advanced under those agreements are reflected as assets in the balance sheets. It is the Company's policy to take possession of securities purchased under agreements to resell. Agreements with third parties specify the Company's rights to request additional collateral, based on its monitoring of the fair value of the underlying securities on a daily basis. The securities are segregated by the broker or dealer custodian bank account designated under a written custodial agreement that explicitly recognizes the Company's interest in the securities.

The fair value of the collateral securities held by the Company on these transactions as of December 31, 2008 and 2007 was approximately $28,620,000 and $20,352,000, respectively. It is the Company's policy to obtain collateral securities with fair value of at least 102% of the transaction amount.

4) Investment Securities Available for Sale

Investment securities available for sale and related contractual maturities as of December 31, 2008 and 2007 are as follows:

	2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commonwealth of Puerto Rico obligations:				
Less than one year	$ 200,194	$ 4,245	$ –	$ 204,439
One through five years	5,346,299	16,025	(2,304)	5,360,021
Federal Home Loan Bank notes:				
Less than one year	20,993,213	227,357	–	21,220,570
One through five years	6,530,425	20,387	–	6,550,812
US Corporate Notes				
Less than one year	4,974,971	–	(83,871)	4,891,100
One through five years	3,000,000	–	(1,950,000)	1,050,000
Mortgage-backed securities	722,364,282	13,775,266	(24,399,924)	711,739,623
Total	$ 763,409,384	$ 14,043,280	$ (26,436,099)	$ 751,016,565

	2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Commonwealth of Puerto Rico obligations:				
Less than one year	$ 775,336	$ 20,068	$ (140)	$ 795,264
One through five years	4,840,524	79,974	–	4,920,498
Federal Farm Credit Bonds:				
Less than one year	27,454,067	251,882	–	27,705,949
Federal Home Loan Bank notes:				
Less than one year	84,447,295	32,284	(19,739)	84,459,840
One through five years	7,119,149	46,537	–	7,165,686
Federal National Mortgage Association notes:				
One through five years	10,000,000	66,900	–	10,066,900
US Corporate Note				
One through five years	3,000,000	–	(256,500)	2,743,500
Mortgage-backed securities	568,355,302	3,349,482	(2,458,989)	569,245,795
Total	$ 705,991,673	$ 3,847,127	$ (2,735,368)	$ 707,103,432

Contractual maturities on certain investment securities available for sale could differ from actual maturities since certain issuers have the right to call or prepay these securities.

At December 31, 2008 and 2007, no investments that are payable from and secured by the same source of revenue or taxing authority, other than the U.S. government and U.S. agencies, exceed 10% of stockholders' equity.

During the year ended December 31, 2008, the company sold US agency debt securities and mortgage backed securities with total proceeds of approximately $19,091,000, recognizing a net gain of approximately $191,000. During the year ended December 31, 2007, there were no sales of investment securities available for sale.

For the years ended December 31, 2008 and 2007, gross unrealized losses on investment securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

2008

	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
Commonwealth of Puerto Rico and municipal obligations	$ (2,304)	$ 775,889	$ –	$ –	$ (2,304)	$ 775,889
US Corporate Notes	(83,871)	4,891,100	(1,950,000)	1,050,000	(2,033,871)	5,941,100
Mortgage-backed securities	(20,880,325)	201,176,140	(3,519,599)	35,784,953	(24,399,924)	236,961,093
	$ (20,966,500)	$ 206,843,129	$ (5,469,599)	$ 36,834,953	$ (26,436,099)	$ 243,678,082

2007

	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. agency debt securities	$ –	$ –	$ (19,739)	$ 13,240,261	$ (19,739)	$ 13,240,261
Commonwealth of Puerto Rico municipal obligations	(140)	200,196	–	–	(140)	200,196
US Corporate Note	(256,500)	2,743,500	–	–	(256,500)	2,743,500
Mortgage-backed securities	(804,224)	78,237,438	(1,654,765)	136,618,716	(2,458,989)	214,856,154
	$ (1,060,864)	$ 81,181,134	$ (1,674,504)	$ 149,858,977	$ (2,735,368)	$ 231,040,111

- ***Commonwealth of Puerto Rico and municipal obligations-*** The unrealized losses on investments in state and municipal obligations were caused primarily by changes in interest rate expectations and the general economy deterioration. It is expected that the securities would not settle at a price less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates and the general deterioration of the economy and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporary impaired.

- ***US Corporate Notes-*** The unrealized losses on investments in U.S. corporate notes were caused primarily by changes in interest rate expectations, the general deterioration of the economy and its possible effect in the financial institutions economic sector. These securities were issued by financial institutions that are currently well capitalized, the interest payments are current and it is expected the securities would not settle at their maturity date for less than their fair value. Because the decline in fair value is attributable to changes in interest rates expectations and the general deterioration of the economy and not to current credit performance, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporary impaired.

- ***Mortgage-Backed Securities*** – The unrealized losses on investments in mortgage-backed securities were caused by changes in interest rate expectations and the general deterioration of the economy. The company has Mortgage-Backed Securities ("MBS") that were issued by private corporations and by U.S. government enterprise. The contractual cash flows of the securities issued by a private label MBS will depend on the amount of collateral and the cash-flows structure established for each security. The contractual cash flows of securities issued by U.S. government enterprise are guaranteed by the U.S. government. It is expected that the securities would not be settled at a price less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates expectations and the general deterioration of the economy and not to credit quality of the securities, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

- ***U.S. Agency Debt Securities*** – The unrealized losses on investments in U.S. agency debt securities were caused by changes in interest rate expectations and the general deterioration of the economy. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. These investments are guaranteed by the U.S. government. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

With the assistance of a third party provider, the Company reviewed the investment portfolio as of December 31, 2008 using cash flow and valuation models and considering the SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, for applicable securities.

During the review, the Company identified securities with characteristics that warranted a more detailed analysis:

(i) One security for $1,050,000 is a non-rated Trust Preferred Stock ("TPS"). For the TPS, the Company reviewed the current performance of the security and the current financial position of the issuer.

(ii) Sixteen are private label mortgage-backed securities ("MBS") amounting to $44,429,000that have mixed credit ratings or other special characteristics. For each one of the MBS, the Company reviewed the collateral performance and considered the impact of current economic trends. These analyses were performed taking into consideration current U.S. market conditions and trends, forward projected cash flows and the present value of the forward projected cash flows. The Company determined that, as of December 31, 2008, the estimated present value of all expected cash flows of these investments was at or above their book value. Some of the analysis performed to the downgraded mortgage-backed securities included:

a. the calculation of their coverage ratios;

b. current credit support;

c. total delinquency over sixty days;

d. average loan-to-values;

e. projected defaults considering a conservative additional downside scenario of (5)% in Housing Price Index values for each of the following 3 years;

f. a mortgage loan Conditional Prepayment Rate ("CPR") speed equal to the approximately last six months average for each security;

g. projected total future deal loss based on the previous assumptions;

h. excess credit support protection;

i. projected tranche dollar loss; and

j. projected tranche percentage loss, if any, and economic value.

Based on this assessment, the Company concluded that no other than temporary impairment needs to be recorded for this reporting period.

(5) Investment Securities Held to Maturity

Investment securities held to maturity as of December 31, 2008 and 2007 were as follows:

	2008			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Federal Home Loan Bank notes	$ 2,457,389	4,690	–	$ 2,462,079
Mortgage-backed securities	130,340,792	1,677,328	(1,589,697)	130,428,423
Total	$ 132,798,181	$ 1,682,018	$ (1,589,697)	$ 132,890,502

	2007			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. agency debt securities	$ 2,774,712	$ –	$ (12,717)	$ 2,761,995
Mortgage-backed securities	28,070,506	16,983	(397,558)	27,689,931
Total	$ 30,845,218	$ 16,983	$ (410,275)	$ 30,451,926

During the years ended December 31, 2008 and 2007, there were no sales or transfer of investment securities held to maturity.

For the years ended December 31, 2008 and 2007, gross unrealized losses on investment securities held to maturity and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

	2008					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
Mortgage-backed securities	$ (614,754)	$ 20,967,964	$ (974,943)	$ 6,350,354	$ (1,589,697)	$ 27,318,318
	$ (614,754)	$ 20,967,964	$ (974,943)	$ 6,350,354	$ (1,589,697)	$ 27,318,318

	2007					
	Less than 12 months		12 months or more		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. agency debt securities	$ –	$ –	$ (12,717)	$ 2,761,995	$ (12,717)	$ 2,761,995
Mortgage-backed securities	–	–	(397,558)	23,477,416	(397,558)	23,477,416
	$ –	$ –	$ (410,275)	$ 26,239,411	$ (410,275)	$ 26,239,411

- ***Mortgage-Backed Securities*** – The unrealized losses on investments in mortgage-backed securities were caused by changes in interest rate expectations and the general deterioration of the economy. The company has Mortgage-Backed Securities that were issued by private corporations and by U.S. government enterprise.

The contractual cash flows of the securities issued by private corporations are guaranteed by mortgage loans. The credit quality of the private label MBS will depend on the amount of collateral and the cash-flows structure established for each security. The contractual cash flows of securities issued by U.S. government enterprise are guaranteed by the U.S. government. It is expected that the securities would not be settled at a price less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates' expectations and the general deterioration of the economy and not to credit quality of the securities, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

- ***U.S. Agency Debt Securities*** – The unrealized losses on investments in U.S. agency debt securities were caused by changes in interest rate increases' expectations and the general deterioration of the economy. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. These investments are guaranteed by the U.S. government. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

With the assistance of a third party provider, the Company reviewed the investment portfolio as of December 31, 2008 using models on the SFAS No. 115, *Accounting for Certain Investments in Debt and Equity*, and the EITF 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, for applicable securities. These analyses were performed taking into consideration current U.S. market conditions, forward projected cash flows and the present value of the forward projected cash flows. Based on this assessment, the Company concluded that no other than temporary impairment needs to be recorded for this reporting period.

(6) Other Investments

Other investments at December 31, 2008 and 2007 consisted of the following:

		2008		2007
FHLB stock, at cost	$	14,322,400	$	12,744,300
Investment in statutory trust (note 16)		610,000		610,000
Other investments	$	14,932,400	$	13,354,300

(7) Pledged Assets

At December 31, 2008, various securities and loans were pledged to secure the following:

Asset pledged		Carrying value	Items secured/collateralized
Securities	$	64,180,224	Deposits of public funds
Time Deposit		400,000	Assets pledged with Commisioner of Financial Institutions for International Banking Entity Operations
Residential Mortgage Loans		53,779,555	Advances from Federal Home Loan Bank
Securities		120,492	Assets pledged with Commissioner of Financial Institutions for IRA Trust
Securities		481,799	Assets pledged with Commisioner of Financial Institutions for the Trust and International Banking Entity Operations
Securities		245,739	Assets pledged with the Federal Reserve Bank for Treasury, Tax & Loan account
Securities		11,957,519	Assets pledged with the Federal Reserve Bank for Discount Window
Securities		1,225,658	Assets pledged for derivatives contracts
Securities		642,014,243	Securities sold under agreements to repurchase

At December 31, 2008, certain securities were pledged to secure assets sold under agreement to repurchase. These securities with creditor's right to repledge were classified as available-for-sale and held-to-maturity investments securities and had a carrying amount of $579,597,997 and $62,416,246, respectively.

(8) Loans, Net

A summary of the Company's loan portfolio at December 31 were as follows:

	2008	2007
Loans secured by real estate:		
Commercial and industrial	$ 851,493,614	$ 792,308,856
Construction	220,579,003	203,344,272
Residential mortgage	125,556,755	106,947,204
Consumer	2,445,232	779,610
	1,200,074,604	1,103,379,942
Commercial and industrial	263,331,838	302,530,197
Consumer	49,414,894	57,745,127
Lease financing contracts	267,324,959	385,390,263
Overdrafts	2,146,131	6,849,655
	1,782,292,426	1,855,895,184
Deferred loan origination costs, net	455,051	2,365,896
Unearned finance charges	(569,313)	(1,041,968)
Allowance for loan and lease losses	(41,639,051)	(28,137,104)
Loans, net	$ 1,740,539,113	$ 1,829,082,008

The components of the net lease financing at December 31 were as follows:

	2008	2007
Installments lease payments	$ 212,804,368	$ 319,370,361
Contractual residual payments	54,520,591	66,019,902
Minimum lease payments	267,324,959	385,390,263
Deferred origination costs, net	1,413,082	3,463,530
Less unearned income (equipment leases)	(569,313)	(1,041,968)
	$ 268,168,729	$ 387,811,825

Contractual residual payments apply to leases where there is a more than nominal final payment for transfer of the unit to lessee. Such amounts are obligations of the lessee, which are generally established at amounts not to exceed the unit's estimated value at the end of the lease term.

At December 31, 2008, future minimum lease payments are expected to be received as follows:

Years ending December 31:		
2009	$	90,112,820
2010		77,418,267
2011		51,575,658
2012		32,652,643
2013		13,835,101
Thereafter		1,730,470
	$	267,324,959

The following is a summary of information pertaining to impaired loans:

		2008		2007
Impaired loans with related allowance	$	137,109,000	$	32,147,000
Impaired loans that did not require allowance		127,134,000		52,283,000
Total impaired loans	$	264,243,000	$	84,430,000
Allowance for impaired loans	$	22,381,000	$	9,538,000

		2008		2007
Average investment in impaired loans	$	168,351,000	$	61,234,000
Interest income recognized on impaired loans		903,000		1,961,000

The following is the information pertaining to nonperforming loans as of December 31:

		2008		2007
Loans contractually past due 90 days or more but still accruing interest	$	22,590,000	$	29,075,000
Non accrual loans		141,304,000		68,990,000
Total non performing loans	$	163,894,000	$	98,065,000

As of December 31, 2008 and 2007, loans in which the accrual of interest has been discontinued amounted to $141,304,000 and $68,990,000, respectively. If these loans had been accruing interest, the additional interest income realized would have been approximately $8,066,000 and $5,523,000 for 2008 and 2007, respectively.

(9) Allowance for Loan and Lease Losses

The following analysis summarizes the changes in the allowance for loan and lease losses for the years ended December 31:

		2008		2007
Balance at beginning of year	$	28,137,104	$	18,936,841
Provision for loan and lease losses		42,313,800		25,348,000
Loans and leases charged-off		(31,113,816)		(18,270,875)
Recoveries		2,301,963		2,123,139
Balance at end of year	$	41,639,051	$	28,137,104

(10) Premises and Equipment, Net

Premises and equipment at December 31 are as follows:

	Estimated useful lives (years)		2008		2007
Land		$	4,899,328	$	4,899,328
Building	40		14,188,747		14,188,747
Building and leasehold improvements	3 to 40		14,834,028		13,756,834
Furniture, fixtures, and equipment	2 to 10		13,127,203		13,835,040
Construction in progress			1,176,248		193,848
			48,225,553		46,873,796
Accumulated depreciation and amortization			(13,759,082)		(13,790,627)
		$	34,466,471	$	33,083,169

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 amounted to $2,990,183 and $2,391,119, respectively.

On February 6, 2007, Eurobank, the wholly owned banking subsidiary of Eurobancshares, Inc., closed on the purchase of land and an office building to serve as the new headquarters of Eurobancshares and Eurobank. The property, which is located in San Juan, which includes a 57,187 square foot office building, consolidates the Company's and the Bank's headquarters, administrative operations and other divisions. The purchase price for the property was $12,360,000. In addition, as of December 31, 2008 and 2007, building improvements amounted to approximately $4,290,000 and $2,948,000, respectively.

(11) Other Assets

Other assets at December 31 consist of the following:

		2008		2007
Merchant credit card items in process of collection	$	2,930,325	$	2,416,934
Auto insurance claims receivable on repossessed vehicles		866,805		1,148,782
Accounts receivable		1,198,087		8,828,058
Other real estate, net of valuation allowance of $121,888 and $120,857 in 2008 and 2007, respectively		8,759,307		8,124,572
Other repossessed assets, net of valuation allowance of $633,165 and $565,767 in 2008 and 2007, respectively		4,747,048		5,409,451
Prepaid expenses and deposits		6,264,994		6,766,081
Fair value option		110,000		3,950,000
Other		8,447,562		2,409,950
	$	33,324,128	$	39,053,827

Other repossessed assets are presented net of valuation allowance for losses. The following analysis summarizes the changes in the allowance for losses for the years ended December 31:

		2008		2007
Balance, beginning of year	$	565,767	$	799,104
Provision for losses		1,277,215		1,252,576
Net charge-offs		(1,209,817)		(1,485,913)
Balance, end of year	$	633,165	$	565,767

(12) Deposits

Total deposits as of December 31 consisted of:

		2008		2007
Noninterest bearing deposits	$	108,645,242	$	120,082,912
Interest-bearing deposits:				
NOW & Money Market		59,309,057		60,893,298
Savings		104,424,319		131,604,327
Regular CD's & IRAS		109,731,499		92,544,566
Jumbo CD's		278,383,616		251,360,899
Brokered deposits		1,423,814,311		1,336,560,312
		1,975,662,802		1,872,963,402
Total Deposits	$	2,084,308,044	$	1,993,046,314

The Company evaluated its dependency risk on broker dealers and the possibility of a near term severe impact, as defined on the SOP 94-6, *"Disclosure of Certain Significant Risks and Uncertainties"*, and concluded that the Company relies on broker deposits as a short-term funding source to meet its liquidity needs. Broker deposits, when compared to retail deposits attracted through a branch network, are generally more sensitive to changes in interest rates and volatility in the capital markets and could reduce the Company's net interest spread and net interest margin. In addition, broker deposit funding sources may be more sensitive to significant changes in the Company's financial condition. The ability to continue to acquire broker deposits is subject to the Company ability to price these deposits at competitive levels, which may substantially increase the funding costs, and the confidence of the market. In addition, if the Company's capital ratios fall below the levels necessary to be considered "well-capitalized" under current regulatory guidelines, the Company could be restricted in using broker deposits as a short-term funding source. This could materially impact the Company's liquidity position.

Interest expense on time deposits over $100,000 and brokered deposits regardless the amount amounted to approximately $72,016,000 and $75,467,000 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2008, the scheduled maturities of time deposits are as follows:

	Under $100,000	Over $100,000	Total
2009	$ 1,009,683,732	$ 244,710,834	$ 1,254,394,566
2010	251,881,885	8,252,201	260,134,086
2011	176,908,584	1,168,747	178,077,331
2012	47,207,813	25,575,000	72,782,813
2013	23,256,905	1,230,000	24,486,905
Thereafter	23,903,103	1,000,000	24,903,103
	1,532,842,022	281,936,782	1,814,778,804
Net premium (discount)	112,533	(2,961,911)	(2,849,378)
	$ 1,532,954,555	$ 278,974,871	$ 1,811,929,426

(13) Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase represent short-term financing transactions with securities dealers and the Federal Home Loan Bank. The following table summarizes certain information on securities sold under agreements to repurchase:

	2008	2007
Amount outstanding at year-end	$ 556,475,000	$ 496,419,250
Maximum aggregate balance outstanding at any month-end	583,205,000	496,419,250
Average aggregate balance outstanding during the year	526,758,383	372,934,957
Weighted average interest rate for the year	3.61%	5.04%
Weighted average interest rate at year-end	3.60%	4.60%

The investment securities underlying such agreements were delivered to the dealer executing the agreement. These securities are included in the balance sheet since the dealers may have sold, loaned, or otherwise disposed of such securities in the normal course of business operations, but have agreed to resell to the Company substantially the same securities on the maturity dates of the agreements.

(Continued)

The following table presents the borrowings associated with the repurchase transactions, their maturities, and weighted average interest rates. Also, it includes the amortized cost and approximate fair value of the underlying collateral as of December 31, 2008 and 2007:

	2008			
	Borrowing balance	Amortized cost of collateral	Fair value of collateral	Weighted average interest rate
Obligation of U.S. government agencies and corporations:				
After 90 days	$ 16,584,861	$ 16,453,903	$ 16,643,114	3.95%
	16,584,861	16,453,903	16,643,114	
Mortgage-backed securities:				
Within 30 days	73,036,270	78,334,197	80,379,680	2.55%
After 90 days	164,837,071	188,902,243	194,725,984	3.26%
	237,873,341	267,236,440	275,105,664	
Collateralized mortgage obligations:				
Within 30 days	11,763,730	12,617,052	11,645,664	2.55%
After 90 days	290,253,068	346,164,592	338,117,585	3.83%
	302,016,798	358,781,644	349,763,249	
	$ 556,475,000	$ 642,471,987	$ 641,512,027	3.47%

	2007			
	Borrowing balance	Amortized cost of collateral	Fair value of collateral	Weighted average interest rate
Obligation of U.S. government agencies and corporations:				
Within 30 days	$ 87,402,044	$ 88,676,804	$ 88,809,268	4.76%
After 90 days	18,390,328	29,846,444	29,884,030	4.37%
	105,792,372	118,523,248	118,693,298	
Mortgage-backed securities:				
Within 30 days	64,700,750	61,687,720	61,767,766	4.54%
After 90 days	54,351,699	60,795,878	61,010,975	3.88%
	119,052,449	122,483,598	122,778,741	
Collateralized mortgage obligations:				
Within 30 days	57,616,456	50,649,887	50,730,968	4.89%
After 90 days	213,957,973	236,277,295	235,986,355	4.20%
	271,574,429	286,927,182	286,717,323	
	$ 496,419,250	$ 527,934,028	$ 528,189,362	4.40%

(14) Advances from Federal Home Loan Bank (FHLB)

At December 31, the Company owed several advances to the FHLB as follows:

Maturity	Interest rate range	2008	2007
2008	4.51%	$ —	$ 30,000,000
2009	2.92%	15,000,000	—
2014	4.38%	398,041	453,926
		$ 15,398,041	$ 30,453,926

Interest rates are fixed for the term of each advance and are payable on the first business day of the following month when the original maturity of the note exceeds six months. In notes with original terms of six months or less, interest is paid at maturity. Interest payments for the year ended December 2008 and 2007 amounted approximately to $653,000 and $217,000, respectively. Advances are secured by mortgage loans and securities pledged at the FHLB. As of December 2008, our borrowing potential based on the collateral pledged at the FHLB was approximately $39,181,000.

(15) Derivative Financial Instruments

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to the variation of the fair value of an asset or a liability imputable to a particular risk that has effects on the net profit are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

The Company's objective in using derivatives is to manage interest rate risk exposure of the variable commercial loan portfolio and other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its fair value hedging strategy. Interest rate swaps designated as fair value hedges protect the Company against the changes in fair value of the hedged item over the life of the agreements without exchange of the underlying principal amount. The Company uses fair value hedges to protect against adverse changes in fair value of certain brokered certificates of deposit (CDs). The Company also uses options to mitigate certain financial risks as further described below. The Company's objective in using option contracts is to offset the risk characteristics of the specifically identified assets or liabilities to which the contract is tied.

Fair value hedges result in the immediate recognition in earnings of gains or losses on the derivative instrument, as well as corresponding losses or gains on the hedged item; to the extent they are attributable to the hedged risk. The ineffective portion of the gain or loss, if any, is recognized in current operations.

As of December 31, 2008 and 2007, the Company had the following derivative financial instruments outstanding:

	2008		2007	
	Notional amount	Fair value	Notional amount	Fair value
Libor-Rate interest rate swaps	$ 14,000,000	$ 12,959	$ 30,800,000	$ (415,176)
	$ 14,000,000	$ 12,959	$ 30,800,000	$ (415,176)
Purchased Option	$ 25,000,000	$ 110,000	$ 25,000,000	$ 3,950,000
	$ 25,000,000	$ 110,000	$ 25,000,000	$ 3,950,000
Written Option	$ 25,000,000	$ (110,000)	$ 25,000,000	$ (3,950,000)
	$ 25,000,000	$ (110,000)	$ 25,000,000	$ (3,950,000)

In January of 2007, the Corporation for the State Insurance Fund (FSE) for the Government of the Commonwealth of Puerto Rico invested approximately $25,000,000 in a CD indexed to a global equity basket. The return on the CD equals 100% appreciation of the equity basket at maturity, approximately 5 years. To protect against adverse changes in fair value of the CD, the Company purchased an option that offsets changes in fair value of the global equity basket. Consistent with the guidance in SFAS 133, the equity-based return on the CD represent a written option and is bifurcated and accounted for separately from the debt host as a derivative. Both the embedded equity-based return derivative and the purchased option are adjusted to their respective fair values through earnings. As the values of the two derivatives are equal and offset each other, the net effect on earnings is zero. At December 31, 2008, $110,000 was included in other assets and other liabilities related to the purchased option and equity-based return derivative.

As of December 31, 2008, the Company had one interest rate swap agreement, designated as fair value hedge, which converted $12,235,000 of fixed rate time deposit to variable rate time deposit that will mature in 2018, with semi-annual call options that match the call options on the swap. This swap and the certificate of deposit was terminated on January 26, 2009 and had an inconsequential impact in current operations.

As of December 31, 2007, the Company had four interest rate swap agreements outstanding, which synthetically converted $28,382,000 of fixed rate time deposits to variable rate (LIBOR-based) time deposits, of which $10,316,000 will mature between 2010 and 2013 and $18,066,000 will mature between 2018 and 2023. The time deposits have semi-annual call options, which match the call options on the swaps.

These interest rate swap agreements have been effective in achieving the economic objectives explained above. During the years ended December 31, 2008 and 2007, the net loss from fair value hedging ineffectiveness was considered inconsequential and reported within other non-interest income.

(16) Notes Payable to Statutory Trusts

On December 19, 2002, Eurobank Statutory Trust II (the Trust II) issued $20,000,000 of floating rate Trust Preferred Capital Securities due in 2032 with a liquidation amount of $1,000 per security; with an option to redeem in five years. Distributions payable on each capital security is payable at an annual rate equal to 4.66% beginning on (and including) the date of original issuance and ending on (but excluding) March 26, 2003, and at an annual rate for each successive period equal to the three-month LIBOR plus 3.25% with a ceiling rate of 11.75%. The capital securities of the Trust II are fully and unconditionally guaranteed by EuroBancshares. The Company then issued $20,619,000 of floating rate junior subordinated deferrable interest debentures to the Trust II due in 2032. The terms of the debentures, which comprise substantially all of the assets of the Trust II, are the same as the terms of the capital securities issued by the Trust II. These debentures are fully and unconditionally guaranteed by the Bank. The Bank subsequently issued an unsecured promissory note to EuroBancshares for the issued amount and at an annual rate equal to that being paid on the Trust Preferred Capital Securities due in 2032.

Interest expense on notes payable to statutory trusts amounted to approximately $1,389,000 and $1,794,000 for the years ended December 31, 2008 and 2007, respectively.

(17) Commitments and Contingencies

The Company leases certain premises used in its operations under non-callable operating lease agreements expiring at various dates through 2032. The total future minimum lease payments and the related minimum future lease income, respectively, under the agreements (with initial or remaining lease terms in excess of one year), including rentals based upon increases in taxes and other costs, are approximately as follows:

	Minimum lease payments	Estimated lease income	Net
Years ending December 31:			
2009	$ 1,551,000	$ 255,000	$ 1,296,000
2010	1,491,000	255,000	1,236,000
2011	1,398,000	276,000	1,122,000
2012	1,261,000	—	1,261,000
2013	1,210,000	—	1,210,000
Thereafter	12,996,000	—	12,996,000
	$ 19,907,000	$ 786,000	$ 19,121,000

Rent expense, net of rent income, for the years ended December 31, 2008 and 2007 was approximately $2,052,000 and $2,468,000, respectively.

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes based on the opinion of legal counsels, that it has adequate defense or insurance protection with respect to such litigations and that any losses there from, whether or not insured, would not have a material adverse effect on the results of operations or financial position of the Company.

(18) Sale of Receivables

During the quarter ended March 31, 2008, the Company sold to a third party lease financing contracts with carrying values of approximately $37,671,000. In this sale, the Company retained servicing responsibilities and servicing assets of $2,166,000 was recognized. The Company surrendered control of the lease financing receivables, as defined by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and accounted for these transactions as sales and recognized net gains of approximately $1,177,000. Under the terms of the transactions, the Company has limited recourse obligations to repurchase defaulted leases up to 5% of the outstanding aggregate principal lease balance as of the cut-off date of all leases purchased. As of December 31, 2008 and 2007, total amount accrued on books related to recourse liability amounted to approximately $331,000 and $27,000, respectively.

A summary of servicing assets as of December 31, 2008 are as follows:

Servicing assets		**2008**		**2007**
Balance, beginning of year	$	148,880	$	1,157,706
Servicing retained on lease financing contracts sold		2,166,113		—
Change in valuation allowance		—		(379,659)
Amortization		(1,093,451)		(629,167)
Balance, end of period	$	1,221,542	$	148,880
Valuation allowance for servicing assets				
Balance, beginning of year	$	1,299	$	375,986
Direct write-downs		—		(374,687)
Total valuation allowance		1,299		1,299
Balance, end of period, net	$	1,220,243	$	147,581

During the quarter ended December 31, 2008 the Company evaluated the fair value of servicing assets for impairment using the present value of expected cash flows associated with the servicing assets, taking into account a prepayment assumption of 18.24%, a discount rate of 9.00% and a weighted average portfolio life of 2.73 years. No fair value impairment analysis was prepared as of December 31, 2007 since the servicing asset was considered inconsequential. There were no custodial escrow balances maintained in connection with serviced leases as of December 31, 2008 and December 31, 2007.

The estimated aggregate amortization expense related to servicing assets for the next years is as follows:

Year		**Amount**
2009	$	809,696
2010		339,366
Thereafter		72,480
	$	1,221,542

During the years 2008 and 2007, the Company sold approximately $23,868,000 and $16,706,000 of mortgage loans, respectively. In addition, during 2008 and 2007, the Company sold $162,000 and $281,000 in individual residential construction loans to other financial institutions, respectively. The Company surrendered control of the mortgage loans receivables, including servicing rights, as defined by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, and accounted for these transactions as a sale. The net proceeds from the sale from such loans amounted to approximately $24,320,000 and $17,387,000, resulting in a gain of approximately $291,000 and $380,000 during the years ended December 31, 2008 and 2007, respectively.

(19) Income Taxes

Puerto Rico income tax law does not provide for filing a consolidated income tax return; therefore, the income tax expense reflected in the accompanying consolidated statements of income represents the sum of the income tax expense of the individual companies. At December 31, 2008 and 2007, the Company's tax provision and related accounts are substantially those of its subsidiary Bank.

The Company is subject to Puerto Rico income tax at statutory rates. Under the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended, the Bank is subject to regular tax or the alternative minimum tax, whichever is higher. The excess of the alternative minimum tax over the regular income tax paid in any year is available to offset the regular income tax determined in future years, subject to certain limitations. Customarily, the effective tax rate could differ from the statutory rate primarily because interest income on certain U.S. and Puerto Rico securities is exempt from Puerto Rico income taxes.

The Company is also subject to federal income tax on its U.S. source income. However, the Company's revenues are generally not subject to U.S. federal income tax. The Bank is not subject to federal income tax on U.S. treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch-level interest tax on such income.

The Company operates EBS Overseas, Inc., an international banking entity (IBE) subsidiary of the Bank that engage in investment securities, deposits, and other funding transactions outside Puerto Rico. The Company also has an IBE that operates as a division of the Bank under the name EBS International Bank. The Company has continued to operate EBS International Bank as a division of Eurobank and does not have immediate plans to transfer its assets to the subsidiary, EBS Overseas, Inc. The revenues generated by these entities, net of related interest costs and operating expenses, are exempt from Puerto Rico taxes.

The Company includes taxable income from Euroseguros, Inc., a subsidiary acting as an agent to sell life, property, and casualty insurance products in Puerto Rico, principally to customers of the Bank.

On December 14, 2007, the governor of Puerto Rico approved and signed Law No. 197, which offered tax credits to financial institutions on the financing of qualified residential mortgages. These tax credits varied based on whether the property to be financed was an existing dwelling or a new construction and whether it would be occupied by the buyer or was acquired for investment purposes. The tax credits were limited, subject to certain restrictions, to a maximum of a 20% of the property's selling price, or $25,000, whichever is lower. This law expired in November 2008, when the tax credits granted reached the total allotted amount of $220.0 million

Total income taxes for the years ended December 31, were as follows:

	2008	2007
Income tax (benefit) from operations	$ (13,207,948)	$ (248,874)
Stockholders' equity for unrealized gain on investment securities	1,462	278
	$ (13,206,486)	$ (248,596)

(Continued)

The components of the income tax benefit for the years ended December 31, were as follows:

	2008	2007
Current tax provision	$ 51,934	$ 4,388,064
Deferred tax benefit	(12,926,363)	(4,636,938)
Benefit from acquired tax credit	(333,519)	—
Total income tax benefit	$ (13,207,948)	$ (248,874)

The difference between the income tax provision and the amount computed using the statutory rate at December 31, was due to the following:

	2008		2007	
	Amount	Rate	Amount	Rate
Income tax at statutory rate	$ (9,545,865)	39.00%	$ 1,154,482	39.00%
Net (benefit) of tax-exempt interest income, including International banking entities	(3,525,493)	14.40	(1,543,510)	(52.14)
Benefits from grants of tax credits, law 197	(333,519)	1.36	–	-
Non deductible Stock based compensation	49,594	(0.19)	95,940	3.24
Disallowance of certain expenses for tax purposes and other items	147,335	(0.61)	44,214	1.49
	$ (13,207,948)	53.96%	$ (248,874)	(8.41)%

As of December 31, 2008 the Company had net operating losses of approximately $18,181,000, which expires in 2015.

(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bank's deferred tax assets and liabilities at December 31, were as follows:

		2008		2007
Deferred tax assets:				
Allowance for loan and lease losses	$	16,239,230	$	10,973,471
Unrealized loss on securities available for sale		124		1,586
Current NOL carryforward		7,094,665		–
Other temporary differences		1,099,323		1,061,016
Deferred tax assets		24,433,094		12,036,073
Deferred tax liabilities:				
Deferred loan origination costs, net		(177,470)		(922,699)
Servicing assets		(346,992)		(47,203)
Fair value adjustments on loans		(82,736)		(168,100)
Deferred tax liabilities		(607,198)		(1,138,002)
Net deferred tax asset	$	23,825,896	$	10,898,071

In assessing the viability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. The significant component of the deferred income tax benefits was the increase in the allowance for loan and lease losses and net operating losses carry forward. Based on the Company's projections management concluded that the deferred tax assets will be realized. The following table summarizes the changes in the deferred tax asset for the years ended December 31:

		2008		2007
Balance at the beginning of year	$	10,898,071	$	6,260,855
Deferred tax benefit		12,926,363		4,636,938
Effect of FAS 115 in other comprehensive income		1,462		278
Balance at the end of year	$	23,825,896	$	10,898,071

Unrecognized Tax Benefits

During the year ended December 31, 2008, the Company did not record any additions or reductions based on tax position of current or prior years. As of January 1, 2008, the Company had approximately $750,000 of unrecorded tax positions. This total represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

Total amount of interest recorded in thestatement of operations for the years ended December 31, 2008 and 2007 was approximately $75,000 and $44,000, respectively. The company is not subject to penalties for the unrecognized tax benefits. Total accrued interest related to unrecorded tax positions as of December 31, 2008 and 2007 was $133,000 and $58,000, respectively. The Company is no longer subject to examination by taxing authorities for taxable years before 2004.

On March 9, 2009, the governor of Puerto Rico signed into law Act No. 7 (the "Act No. 7"), also know as Special Act Declaring a Fiscal Emergency Status to Save the Credit of Puerto Rico, which amended several sections of the Puerto Rico's Internal Revenue Code (the "Code"). Act No, 7 amended various income, property, excise, and sales and use tax provision of the Code. Under the provisions of Act No. 7, corporations, among other taxpayers, will be subject to surtax of 5% on the total tax determined (not on the taxable income). In addition, Act No. 7 imposes a special income tax of 5% on the net income of International Banking Entities ("IBE"), among a group of exempt taxpayers. Both, the 5% surtax and the special income tax rate of 5% are applicable for taxable years commencing after December 31, 2008 and prior January 1, 2012. Act No. 7 also revamps the alternative basic tax provisions of the Code. Under the revised version, our dividends, generally subject to a maximum 10% preferential rate tax, may now be subject to an effectively tax of 20% in the case of individuals with income (computed with certain addition of exempt income and income subject to preferential rates) in excess of $175,000, or 15% if such income is over $125,000. Act No. 7 provides for several additional changes to the Code, which the Company believes will have an inconsequential financial impact or are not applicable since are related to individual taxpayers.

(20) Stock Transactions

During 2008, the Company issued 407,000 of the common stock shares through stock options exercised, as follows:

Date	Number of shares		Exercise Price		Total
January-08	50,000	$	5.00	$	250,000
March-08	351,000		5.00		1,755,000
March-08	6,000		4.00		24,000
	407,000			$	2,029,000

During the year 2008, the company repurchased 800 unvested restricted shares from former employees for a total of $6,504. These restricted shares were originally granted in April 2004, under a Restricted Stock Purchase Agreement. During the year 2007, the Company purchased 285,368 shares under the stock repurchase programs approved by the Board of Directors in May 2007 and October 2005.

(21) Preferred Stock

The Series A preferred stockholders are entitled to receive, when and if declared by the board of directors, monthly noncumulative cash dividends at an annual rate of 6.825%. The board of directors has no obligation to declare dividends on the Series A preferred stock in any dividend period. However, so long as any Series A preferred stock remains outstanding, there are certain limitations on the payment of dividends or distributions on common stock. The Series A preferred stock is not convertible or exchangeable for any other class of stock. At the Company's option, the stock is redeemable at its liquidation value, which equals at the option of the Company a redemption price of $25.00 per share (aggregate liquidation preference value of $10,763,425), plus accrued but unpaid dividends (noncumulative), which is equal to its liquidation value. The stock has no voting preferences and has no preemptive rights.

(22) Stock Option Plan

The stockholders of EuroBancshares approved the 2005 Stock Option Plan at the annual meeting held at the main office of the Company on May 12, 2005. The 2005 Stock Option Plan has reserved 700,000 shares of our common stock for issuance pursuant to the stock options. Once the 2005 Stock Options Plan was approved, no further options were available to acquire shares under the 2002 Stock Option Plan. The outstanding options as of December 31, 2008 included options granted under the 2002 and 2005 Stock Option Plan.

All employees and directors of EuroBancshares are eligible under the Plan, provided, however, that stock options shall not be exercisable by an optionee who is the owner of 5% or more of the issued and outstanding shares of the Company or in exercising the stock options would become the owner of 5% or more of the issued and outstanding shares of the Company, unless the optionee obtains the approvals required from the appropriate regulatory agencies to hold shares in excess of such percent. Any eligible person may hold more than one option at a time.

The Compensation Committee, appointed by the board of directors, has absolute discretion to select which of the eligible persons will be granted stock options, the number of shares of the Company's common stock subject to such options, whether stock appreciation rights will be granted for such options, and generally, to determine the terms and conditions of such options in accordance to the provisions of the Plan.

During the year ended December 31, 2008, no options were granted to the Company's directors or employees. On February 26, 2007 and December 31, 2007, the Company granted to its directors and executive officers, a total of 80,670 options and 120,500 options, respectively, under the established 2005 stock option plan. Of these options, 61,670 stock options were granted to directors and were vested immediately. The remaining 139,500 stock options were granted to employees vesting in five equal annual installments beginning on February 26, 2007 and December 31, 2008, respectively. These options have an exercise price of $8.60 and $4.00, respectively, and are exercisable within ten years after the grant date at the discretion of the optionee.

All options granted prior to December 31, 2005, were fully vested at grant date and are exercisable at the discretion of the optionee within five years after the grant date.

The weighted average assumptions used for the grants issued were:

	2008	2007
Expected life of options (in years)	N/A	6.04
Expected volatility	N/A	37.14%
Expected dividends	N/A	0.00%
Risk- free rate	N/A	3.96%

A summary of the activity in the stock option plan for 2008 follows:

	Shares	Weighted average exercise price	Weighthed average remaining contractual term	Aggregate intrinsic value
Options outstanding January 1	998,570	$ 8.02		
Granted	—	—		
Exercised	(407,000)	4.99		
Forfeited	(11,000)	11.87		
Expired	(45,000)	5.00		
Outstanding at end of year	535,570	$ 10.50	4.33	$ —
Exercisable at end of year	392,690	$ 11.24	2.92	$ —

Information related to the stock option plan during each year follows:

	2008	2007
Intrinsic value of options exercised	$ 95,070	$ 1,043,134
Cash received from option exercises	2,029,000	1,148,879
Tax benefit realized from option exercises	-	-
Weighted average fair value of options granted	-	2.53

At December 31, 2008 there was approximately $411,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.97 years.

(23) (Loss) Earnings per Share

The computation of (loss) earnings per share is presented below:

	2008	2007
Net (loss) income before extraordinary item and preferred stock dividends	$ (11,268,629)	$ 3,209,083
Dividend declared to preferred shareholders	(746,846)	(744,805)
Net (loss) income available to common shareholders	$ (12,015,474)	$ 2,464,278
Weighted average number of common shares outstanding applicable to basic earnings per share	19,418,526	19,212,801
Effect of dilutive securities	—	178,837
Adjusted weighted average number of common shares outstanding applicable to diluted earnings per share	19,418,526	19,391,639
Basic earnings per share:		
Net (loss) income	$ (0.62)	$ 0.13
Diluted earnings per share:		
Net (loss) income	$ (0.62)	$ 0.13

In computing diluted earnings per common share for 2008, stock options of 114,500, 174,000, 73,670, 76,800, and 96,600 shares on common stock with exercise price of $4.00, $8.13, $8.60, $14.17 and $21.00, respectively, were not considered because they were antidilutive. For 2007, stock options of 174,000, 80,670, 78,800 and 98,600 shares on common stock with exercise price of $8.13, $8.60, $14.17 and $21.00, respectively, were not considered because they were antidilutive.

(24) Employees' Benefit Plan

The Company maintains a defined contribution plan covering substantially all its employees after three months of service. Under the provisions of the plan, employees can elect to contribute to the plan up to 10% limited to $8,000 of their compensation and the Company matches 100% of the amount contributed by the employees up to a maximum of 3% limited to $3,000 of the employees' annual compensation. The amount of contribution expense recognized by the Company for the years ended December 31, 2008 and 2007 amounted to approximately $285,000 and $275,000, respectively.

(25) Related-Party Transactions

The Company makes loans to its directors, principal stockholders, officers, employees, organizations, and individuals associated with them in the normal course of business. At December 31, 2008 and 2007, loans outstanding with these parties amounted to approximately $17,625,000 and $13,300,000, respectively.

The summary of changes in the related-party loans follows:

	Executive officers and related parties	Directors and related parties	Employees	Principal shareholders and related parties	Total
Balance at December 31, 2006	$ 179,715	$ 5,261,208	$ 2,945,534	$ —	$ 8,386,457
Additions	35,928	6,960,624	708,470	—	7,705,022
Reductions	(85,980)	(1,848,412)	(856,693)	—	(2,791,085)
Balance at December 31, 2007	129,663	10,373,420	2,797,311	—	13,300,394
Additions	81,387	7,476,600	3,860,043	—	11,418,030
Reductions	(69,097)	(5,192,058)	(1,832,107)	—	(7,093,262)
Balance at December 31, 2008	$ 141,952	$ 12,657,962	$ 4,825,247	$ —	$ 17,625,161

Deposits of approximately $11,800,000 and $15,826,000 from these parties were outstanding as of December 31, 2008 and 2007, respectively.

The Company leases two facilities from corporations in which two directors have a controlling interest. During 2007, the Company leased three facilities from corporations controlled by three directors. One of these lease agreement expired in July 2007. The rent expense related to these lease agreements amounted to approximately $199,000 and $242,000 for the years 2008 and 2007, respectively

(26) Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers, such as commitments to extend credit, approved loans not yet disbursed, unused lines of credit, and stand-by letters of credit. Such instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amount reflects the extent of involvement the Company has in this particular class of financial instrument.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual notional amount of those instruments. The Company uses some credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company requires collateral or other security to support financial instruments with credit risk. The Company performs its normal credit granting due diligence procedures, to the extent necessary, in evaluating its involvement in financial instruments with credit risk.

At December 31, the approximate contract or notional amount of the Company's financial instruments with off-balance-sheet risk were as follows:

	2008	2007
Financial instruments whose contract amounts represent credit risk – stand-by and commercial letters of credit	$ 15,539,000	$ 15,066,000
Commitments to extend credit, approved loans not yet disbursed, and unused lines of credit:		
Variable rate	136,624,000	221,111,000
Fixed rate	19,332,000	30,270,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unused lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and stand-by letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. All guarantees expire within a year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds certificates of deposit as collateral supporting those commitments for which collateral is deemed necessary.

(27) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) Cash and Due from Banks, Interest-Bearing Deposits, and Securities Purchased under Agreements to Resell

The carrying amount of cash and due from banks, interest-bearing deposits, and securities purchased under agreements to resell is a reasonable estimate of fair value, due to the short maturity of these instruments.

(b) Investment Securities

The fair value of investment securities available for sale and held to maturity are estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Please see further explanation below.

(c) Other Investments

The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB. The carrying value of equity interest in unconsolidated statutory trust approximates the fair value of the residual equity in the trust.

(d) ***Loans and Loans Held for Sale***

Fair values are estimated for portfolios of loans with similar financial characteristics in accordance with SFAS No. 107, as amended. Loans are segregated by type such as commercial, consumer, mortgage, and other loans. Each loan category is further segmented into fixed and adjustable interest rate terms.

The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The estimate of fair value of loans considers the credit risk inherent in the portfolio through the allowance for loan and lease losses. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific-borrower information.

(e) ***Accrued Interest Receivable***

The carrying amount of accrued interest receivable is a reasonable estimate of its fair value, due to the short-term nature of the instruments.

(f) ***Deposits***

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, money market, and checking accounts is equal to the amount payable on demand as of December 31, 2008 and 2007. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rate currently offered for deposits of similar remaining maturities.

(g) ***Securities Sold under Agreements to Repurchase***

The fair value of securities sold under agreements to repurchase are estimated using discounted cash flow analysis using rates for similar types of borrowing arrangements.

(h) ***Advances from Federal Home Loan Bank***

The fair value of advances from Federal Home Loan Bank is calculated by discounted scheduled cash flows through the estimated maturity using market discount rates.

(i) ***Note Payable to Statutory Trust***

The carrying amount of the outstanding note payable to statutory trust approximates its fair value due to their variable interest rate.

(j) ***Accrued Interest Payable***

The carrying amount of accrued interest payable is a reasonable estimate of fair value, due to the short-term nature of the instruments.

(k) ***Derivatives***

Derivative instruments were recorded on the balance sheet at their respective fair values. Interest rate swaps are valued using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates derived from observable market interest rate curves. The options are valued using the market standard methodology of calculating the basket average closing level of each underlying index on the observation dates less the average closing level of each underlying index at the initial date, divided by the average closing level of each underlying index at the initial date. In addition, credit valuation adjustments are made to appropriately reflect both the Company's own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements, which consider the impact of netting and any applicable credit enhancements, such as collateral posting, thresholds, mutual puts, and guarantees.

(l) ***Commitments to Extend Credit and Letters of Credit***

The fair value of commitments to extend credit and letters of credit was not readily available and not deemed significant.

(m) ***Fair Value***

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. As described for investments and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses may have a significant effect on fair value estimates and have not been considered in many of the estimates.

(Continued)

Following are the carrying amount and fair value of financial instruments as of December 31:

	2008		2007	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and due from banks	$ 43,275,239	$ 43,275,239	$ 15,866,221	$ 15,866,221
Interest-bearing deposits	400,000	400,000	32,306,909	32,306,909
Federal funds sold overnight	44,470,925	44,470,925		
Securities purchased under agreements to resell	24,486,774	24,486,774	19,879,008	19,879,008
Investment securities available for sale	751,016,565	751,016,565	707,103,432	707,103,432
Investment securities held to maturity	132,798,181	132,890,503	30,845,218	30,451,926
Other investments	14,932,400	14,932,400	13,354,300	13,354,300
Loans held for sale	1,873,445	1,873,445	1,359,494	1,359,494
Loans, net	1,740,539,113	1,729,938,119	1,829,082,008	1,819,152,795
Derivatives - Purchased Option	110,000	110,000	3,950,000	3,950,000
Accrued interest receivable	14,614,445	14,614,445	18,136,489	18,136,489
Financial liabilities:				
Deposits	2,084,308,044	2,114,507,829	1,993,046,314	2,013,817,980
Securities sold under agreements to repurchase	556,475,000	573,390,657	496,419,250	495,224,506
Advances from FHLB	15,398,041	15,431,886	30,453,926	30,445,061
Notes payable to statutory trusts	20,619,000	12,126,034	20,619,000	20,627,779
Accrued interest payable	16,073,737	16,073,737	17,371,698	17,371,698
Derivatives - Interest Rate Swaps	12,959	12,959	415,176	415,176
Derivatives - Written Option	110,000	110,000	3,950,000	3,950,000

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of obligations available for sale issued by US Government Agencies, US Government Sponsored Enterprises, US Corporations, Commonwealth of Puerto Rico Government and Commonwealth of Puerto Rico Government Agencies and Mortgage-backed securities issued by US Agencies and US Sponsored Enterprises are determined by obtaining quoted prices from nationally recognized securities broker-dealers (Level 2 inputs). Quoted price for each security is determined utilizing the risk free US Treasury Securities Yield Curve as the base plus a spread that represents the cost of the risks inherent to the characteristics (credit, option and other possible risks) of each investment alternative. In the case of the Mortgage Back Securities ("MBS"), the specific characteristics of the different tranches on a MBS are very important in the expected performance of the security and its fair value (Level 3 inputs). The company owns a preferred security that was issued under the rule 144 A under the Securities Act of 1993. The quarterly dividends of this security are current but the security does not have an active secondary market. On a quarterly basis we review the financial results of the company to estimate if the issuer has the capacity to pay its obligations at maturity. (Level 3 inputs).

Currently, the Company uses Interest Rate Swaps and Call Options to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observable market interest rate curves.

The fair values of call options are determined using the market standard methodology of discounting the future expected cash receipts that would occur if the values of a global equity basket of indices rise above the strike price of the caps for 100% appreciation of a global equity basket. The appreciation of a global equity basket used in the calculation of projected receipts on the cap are based on an expectation of future appreciation of a global equity basket value, derived from observable market appreciation of a global equity basket value curves and volatilities. To comply with the provisions of SFAS No. 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2008, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurement at December 31, 2008 using		
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Available for sale securities	$ 751,016,565	$ —	$ 530,362,366	$ 220,654,199
Purchased option jumbo CD	110,000	—	110,000	—
FVH swaps valuation	12,959	—	12,959	—
Liabilities:				
Embedded option jumbo CD	$ 110,000	$ —	$ 110,000	$ —

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Level 3 - Private Labels Available for Sale Securities
Beginning Balance January 1, 2008	$ 178,321,255
Net other comprehensive loss	(23,816,803)
Amortization and Accretion included in operations	1,023,980
Purchases, issuances, and settlements	103,884,868
Prepayments and maturities	(38,759,100)
Ending Balance December 31, 2008	$ 220,654,199

Assets and Liabilities Measured on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

		Fair Value Measurement at December 31, 2008 using			
	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Assets:					
Impaired loans	$ 95,220,267	$ —	$ 60,096,242	$ 35,124,025	$ (19,133,238)

Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a fair value of $95,220,000, net of a valuation allowance of $19,811,000, resulting in an additional provision for loan losses of $19,133,000 for the year ended December 31, 2008. Those assets using significant unobservable inputs (level 3) are based in the physical condition of the collateral and the Company experience while disposing similar assets.

(Continued)

(28) Significant Group Concentrations of Credit Risk

Most of the Company's business activities are with customers located within Puerto Rico. The Company has a commercial, industrial, and leasing loan portfolio with no significant concentration in any economic sector. Although there is no significant concentration in any economic sector, the Company has a concentration of exposure to a number of individual borrowers, with principal outstanding balances ranging from $5.0 million to $10.0 million, and a significant loss on any one of these credits could materially affect our financial condition and results of operations.

The Company reviews the subprime lending characteristics from the borrowers of the lease portfolio. From this analysis the Company determined that the behavior of the borrowers with subprime lending characteristics does not differ from other risk categories of the lease portfolio.

(29) Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (Leverage) (as defined). Management believes that as of December 31, 2008 and 2007, the Company and the Bank met all capital adequacy requirements to which they were subject.

The most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I Leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the institution's capital category. The Company's and the Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are also presented in the following table.

At December 31, required and actual regulatory capital amounts and ratios are as follow (dollars in thousands):

	2008				
	Required amount	Ratio	Actual amount	Ratio	Well capitalized ratio
Total Capital (to risk-weighted assets):					
Consolidated	$ 162,752	8.00%	$ 208,626	10.25%	N/A
Eurobank	162,732	8.00%	206,422	10.15%	≥ 10.00%
Tier I Capital (to risk-weighted assets):					
Consolidated	81,376	4.00%	182,993	8.99%	N/A
Eurobank	81,366	4.00%	180,792	8.89%	≥ 6.00%
Tier I Capital (to average assets):					
Consolidated	111,803	4.00%	182,993	6.55%	N/A
Eurobank	111,764	4.00%	180,792	6.47%	≥ 5.00%

	2007				
	Required amount	Ratio	Actual amount	Ratio	Well capitalized ratio
Total Capital (to risk-weighted assets):					
Consolidated	$ 166,720	8.00%	$ 224,873	10.79%	N/A
Eurobank	166,719	8.00%	224,137	10.76%	≥ 10.00%
Tier I Capital (to risk-weighted assets):					
Consolidated	83,360	4.00%	198,793	9.54%	N/A
Eurobank	83,360	4.00%	198,057	9.50%	≥ 6.00%
Tier I Capital (to average assets):					
Consolidated	105,308	4.00%	198,793	7.55%	N/A
Eurobank	105,282	4.00%	198,057	7.52%	≥ 5.00%

(30) Parent Company Financial Information

The following condensed financial information presents the financial position of Eurobancshares as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007.

Condensed Balance Sheets:

	2008	2007
	(In thousands)	
Assets		
Dividend receivable from non bank subsidiaries	$ -	$ 1
Dividend receivable from Eurobank	16	27
Due from non bank subsidiaries	6	-
Note receivable from Eurobank	1,341	-
Investment in Eurobank	174,368	199,182
Investment in other subsidiaries	1,493	1,356
Prepaid expenses	4	9
Total assets	$ 177,228	$ 200,575
Liabilities and Stockholders' Equity		
Due to non bank subsidiary	$ 10	$ 10
Notes payable to subsidiaries	20,619	20,619
Accrued interest payable to non bank subsidiaries	29	28
Total liabilities	20,658	20,657
Stockholders' equity	156,570	179,918
Total liabilities and stockholders' equity	$ 177,228	$ 200,575

Condensed Statement of Operations:

	Year ended December 31	
	2008	2007
	(In thousands)	
(Loss) income:		
Interest on note receivable from Eurobank	$ 1	$ -
Dividend from preferred stocks of Eurobank	1,348	1,740
Dividend income from non bank subsidiaries	42	54
Total interest income	1,391	1,794
Interest on note payable to subsidiaries	1,389	1,794
Net interest income	2	(0)
Equity in undistributed (loss) earnings of subsidiaries	(11,174)	3,231
Noninterest expense	94	22
Earnings before income taxes	(11,268)	3,209
Provision for income taxes	-	-
Net (loss) income	$ (11,268)	$ 3,209

(Continued)

Condensed Statements of Cash Flows:

	Year ended December 31 2008	Year ended December 31 2007
	(In thousands)	
Cash flows from operating activities:		
Net (loss) income	$ (11,268)	$ 3,209
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Equity in net earnings of subsidiaries	11,174	(3,232)
(Increase) decrease in accrued interest and dividend receivable from subsidiaries	12	(3)
Increase in prepaid expenses	5	(2)
(Decrease) increase in accrued interest payable to subsidiaries	(12)	3
Increase in other liabilities	12	-
Net cash used in operating activities	(77)	(24)
Cash flows from investing activities:		
Net (advances) payments in note from Eurobank	(1,198)	2,127
Net cash (used in) provided by investing activities	(1,198)	2,127
Cash flows from financing activities:		
Decrease in due to Eurobank	—	(7)
Dividends on preferred stocks	(747)	(745)
Repayment of Trust Preferred Securities	—	—
Proceeds from issuance of common stock	2,029	1,149
Purchase and retirement of common stock	(7)	(2,500)
Net cash used in financing activities	1,275	(2,103)
Net change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—
Cash and cash equivalents, end of year	$ —	$ —

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